Hammerstone Project, Alberta
Qualified Person's Review and Technical
Report

Prepared for: Birch Mountain Resources Ltd.
By: AMEC Americas Ltd.
Effective Date: August 1, 2006
Project No.: 152547

IMPORTANT NOTICE

Recognizing that Birch Mountain Resources has legal and regulatory obligations in a number of global jurisdictions, AMEC Americas Limited (AMEC) consents to the filing of this report with any stock exchange and other regulatory authority and any publication by Birch Mountain Resources, including electronic publication on Birch Mountain Resources' website accessible by the public, of this report.

This report was prepared as a National Instrument 43-101 Technical Report, in accordance with Form 43-101F1, for Birch Mountain Resources by AMEC. The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AMEC's services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended to be used by Birch Mountain Resources, subject to the terms and conditions of its contract with AMEC. That contract permits Birch Mountain Resources to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party's sole risk.

Ross T. Griffiths, P.Eng.
AMEC Americas Ltd.
900, 801 - 6th Avenue SW
Calgary Alberta T2P 3W3
+1.403.298-4980
+1.403.298-4125
ross.griffiths@amec.com:

CERTIFICATE OF AUTHOR

I, Ross T. Griffiths, do hereby certify that:

1. I am Principal Geologist of AMEC Americas Ltd., Energy and Mining Division, 900, 801 - 6th Avenue SW., Calgary Alberta T2P 3W3

2. I graduated with a degree in Geological Engineering from the University of Toronto, Toronto, Ontario in 1977. In addition, I have obtained a Masters in Business Administration from the University of Calgary, Calgary, Alberta in 1989.

3. I am a member of the Association of Professional Engineers, Geologist and Geophysicists of Alberta, member #M34590 and, of the Canadian Institute of Mining, Metallurgy and Petroleum, member #98621.

4. I have worked as a geologist for a total of 26 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI-43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the Purposes of NI 43-101.

6. I am responsible for the preparation of sections 1 through 18, 20, 21 of the technical report titled Birch Mountain Resources, Hammerstone Project, Alberta, NI 43-101 Technical Report and Qualified Person's Review, and dated August 1, 2006 relating to the Hammerstone aggregate and reagent limestone processing project. I visited the Hammerstone Project on July 14, 2006.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at Calgary this 1st Day of August, 2006.

Ross T. Griffiths
__________________________________

Ross T. Griffiths, P.Eng.
AMEC Americas Ltd.
Energy & Mining Division
900, 801 - 6th Avenue SW
Calgary Alberta T2P 3W3
+1.403.298-4980
+1.403.298-4125
ross.griffiths@amec.corn:

CONSENT OF AUTHOR

British Columbia Securities Commission	U.S. Securities and Exchange Commission
Alberta Securities Commission	450 5th Street, NW
Saskatchewan Securities Commission	Washington, D.C. 20549
Manitoba Securities Commission	U.S.A.
Ontario Securities Commission
Commission des valeurs mobilieres du
Quebec

August 2, 2006

Dear Sir/Madam:

Re: Birch Mountain Resources Limited

In regard to the filing of the Birch Mountain Resources Limited technical report entitled, "Birch Mountain Resources Ltd., Hammerstone Project, Alberta, Independent Qualified Person's Review and Technical Report" dated August 1, 2006 (the "Hammerstone Project Technical Report"), and the News Release and Material Change Report, each dated August 2, 2006, the undersigned hereby consents to:

(a) The filing of the Hammerstone Project Technical report;

(b) The written disclosure of the Hammerstone Project Technical Report and such extracts from this report that have been included in the News Release and the Material Change Report.

I confirm that I have read the written disclosures being filed and they fairly and accurately represent the information in the Hammerstone Project Technical Report.

__________________
Ross T. Griffiths

CERTIFICATE OF AUTHOR
Donald C. Doe, P.Eng.
900, 801-6th Avenue SW
Calgary, Alberta T2P 3W3
Tel: (403) 298-4196; Fax: (403) 298-4125
donald.doe@amec.com

I Donald C. Doe, P. Eng., am a Professional Engineer, employed as a Technical Director, Mining with AMEC Americas Limited, Mining and Metals, and reside at 44 Patterson Hill, SW, in the city of Calgary, province of Alberta Canada.

I have practiced my profession continuously since 1987 and have been involved in mine operations and mine development studies for oil sands and gold properties in Canada, the United States and Peru.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I am currently a Consulting Mine Engineer and have been so since July 2002.

I visited the Muskeg Valley Quarry and proposed Hammerstone site, near Fort McMurray, Alberta on July 14, 2006.  I was responsible for the preparation of sections 19.1, 19.2, 19.4-19.6 and for the capital and operating costs for the quarry in sections 19.9 and 19.10.

I am not aware of any material fact of material change with respect to the subject matter of this technical report that is not reflected in this report and that the omission to disclose would make this report misleading.

I am independent of Birch Mountain Resources in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F1 and this technical report has been prepared in compliance with same.

Dated at Calgary, Alberta, this 31st day of July 2006.

Donald C. Doe
Printed name of Qualified Person

AMEC Americas Limitet
Mining and Metals
900, 801 - 6 Ave. SW
Calgary, Alberta, Canada T2P 3W3
Tel: 1.403.298.4185
Fax: 1.403.298.4125

Donald C. Doe, P.Eng.
AMEC Americas Ltd.
Energy & Mining Division
900, 801-6th Avenue SW
Calgary, Alberta T2P 3W3
+1.403.298.4197
+ 1.403.298.4125
donald.doe@amec.com

British Columbia Securities Commission	U.S. Securities and Exchange Commission
Alberta Securities Commission	450 5th Street, NW Washington, D.C. 20549
Saskatchewan Securities Commission	U.S.A.
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec

August 2, 2006

Dear Sir/Madam:

Re: Birch Mountain Resources Limited

In regard to the filing of the Birch Mountain Resources Limited technical report entitled, "Birch Mountain Resources Ltd., Hammerstone Project, Alberta, Independent Qualified Person's Review and Technical Report" dated August 1, 2006 (the "Hammerstone Project Technical Report"), and the News Release and Material Change Report, each dated August 2, 2006, the undersigned hereby consents to:

(a) The filing of the Hammerstone Project Technical report;

(b) The written disclosure of the Hammerstone Project Technical Report and such extracts from this report that have been included in the News Release and the Material Change Report.

I confirm that I have read the written disclosures being filed and they fairly and accurately represent the information in the Hammerstone Project Technical Report.

<signed>
Donald C. Doe

Michael Robert Samis, Ph.D., P. Eng.
AMEC Americas Limited
2020 Winston Park Dive Suite 700
Oakville, Ontario, Canada. L6H 6X7
Telephone: +1.905.403.5037
FAX: +1.905.829.3633
michael.samis@amec.com

CERTIFICATE OF AUTHOR

I Michael Robert Samis, Ph.D., P.Eng.,, am a Professional Engineer and Director of Financial Services (Mining and Metals) of AMEC Americas Limited, at 2020 Winston Park Drive - Suite 700, Oakville, Ontario, Canada, L6H 6X7.  I have been employed by AMEC since August, 2004,

I am registered as a Professional Engineer in the province of Ontario (#100060140).  I graduated from the University of British Columbia in Vancouver. B.C., Canada with a Bachelor of Applied  Science in Mining Engineering in 1989. I subsequently obtained a Master of Science degree in Mining Engineering (Mineral Economics) from the University of the Witwatersrand in Johannesburg, Republic of South Africa in 1995 and a Doctorate of Applied Science in Mining Engineering (Mineral Economics) from the University of British Columbia in 2000.

I have practiced and conducted research in my profession continuously since 1990 and have been involved in production, min planning, and valuation at precious metal, base metal, industrial mineral., gemstone, and oil sands projects. These deposits have been located in North America, South America, Africa, and Asia. My valuation experience includes exploration stage projects through to late stage open pit end underground operating mines. I have also taught graduate level mine valuation courses at the Western Australian School of Mines m Kalgoorlie Australia and at the University of the Witwaterstand. I have taught and continue to teach a professional development course discussing advanced mine valuation methods using simulation and advanced finance theory on a regular basis through the Colorado School of Mines and in other global industry forums.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

I am responsible for the preparation of sections 19,3, 19.9, 19.10, and 19.11 of the technical report titled Birch Mountain Resources, Hammerstone Project Alberta. NI 43-101 Technical Report and Qualified Person's Review, and dated 1 August 2006 (the "Technical Report") relating to the Hammerstone Project in the Fort McMurray region of Alberta.

The subject of this update to the Technical Report are revisions in mine design, process designs, operating costs, capital costs, and industrial mineral product, sales and price forecasts that were the result of work by Birch Mountain Resources, Norwest Corporation, Canadian Energy Research Institute, Professor Graham Davis of the Colorado School of Mines, and Phoenix Engineering

AMEC Americas Limited
2020 Winston Park Drive - Suite 700
Oakville, Ontario L6H 6X7
Tel: (905) 403-5037
Fax: (905) 829-3633
www.amec.com

Services.  In preparation of Section 19.9, I was assisted by Phoenix Engineering Services with estimating the capita! costs associated with the activation, calcining, and hydrating plants and by Mr. Don Doe, the Technical Director of Mining at AMEC, with estimating costs associated with quarrying equipment. The capital costs for the crushing plants have not been updated except for escalation from the estimate provided in the previous Harwnerstone NI43-101 report. In preparation of Section 19.10, I was assisted by Phoenix Engineering Services with estimating the operating costs associated with the activation, calcining, and hydrating plants and by Mr. Don Doe with estimating quarrying operating costs. The operating costs for the crushing plants are based on the operating cost model used in the previous Hannmerstone Nl43-101 report with a factor for escalation.

I have worked previously on building and advanced valuation model for the Hammerstone project from November 2005 to the current time.

I certify that, to the best of my knowledge, information and belief, that the technical report contains all scientific and technical information required to be disclosed to make the report not misleading.

I am independent of Birch Mountain Resources Limited in accordance with the application of Section 1.5 of National Instrument 43.101.

I have read National Instrument 43.101 and certify that the Technical Report has been prepared in compliance with that Instrument.  I further certify that, as of the date of this certificate, the Technical Report contains all of the information required under Form 43.101F1 in respect of the property that is subject of the report.

Dated at Oakville, Ontario, Canada this 1 Day of August, 2006.

AMEC Americas Limited
2020 Winston Park Drive - Suite 700
Oakville, Ontario L6H 6X7
Tel: (905) 403-5037
Fax: (905) 829-3633
www.amec.com

Michael Robert Samis, Ph.D., P. Eng.
AMEC Americas Limited
2020 Winston Park Dive - Suite 700
Oakville, Ontario, Canada. L6H 6X7
Telephone: +1.905.403.5037
FAX: +1.905.829.3633
michael.samis@amec.com

CERTIFICATE OF AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Securities and Exchange Commission, United States of America

Re: Birch Mountain Resources Limited

In regard to the filing of the Birch Mountain Resources Limited technical report entitled, "Birch Mountain Resources Ltd., Hammerstone Project, Alberta, Independent Qualified Person's Review and Technical Report" dated August 1, 2006 (the "Hammerstone Project Technical Report"), and the News Release and Material Change Report, each dated August 2, 2006, the undersigned hereby consents to:

(a) The filing of the Hammerstone Project Technical report;

(b) The written disclosure of the Hammerstone Project Technical Report and such extracts from this report that have been included in the News Release and the Material Change Report.

I confirm that I have read the written disclosures being filed and they fairly and accurately represent the information in the Hammerstone Project Technical Report.

Dated at Oakville, Ontario, Canada on 2 August, 2006.

Michael Robert Samis, Ph.D., P. Eng.

AMEC Americas Limited
2020 Winston Park Drive - Suite 700
Oakville, Ontario L6H 6X7
Tel: (905) 403-5037
Fax: (905) 829-3633
www.amec.com

John D. Macfadyen, P.E
Phoenix Process Engineering, Inc.
1053 Cave Springs Rd., Suite 305
St. Peters, MO 63376

CERTIFICATE OF AUTHOR

I, John D. Macfadyen, do hereby certify that:

1. I am President of Phoenix Process Engineering, Inc.; 1053 Cave Springs Road, Suite 305, St. Peters, MO 63376,

2. I graduated with a degree in Geological Engineering from the Colorado School of Mines, Golden, Colorado, U.S.A. in 1962 and a degree in Metallurgical Engineering.

3. I am a member of Society for Mining, Metallurgy and Exploration, a constiuent society of the American Institute of Mining, Metallurgical and Petroleum Engineers, Inc., member #1984800 since 1962 and a member of Air and Waste Management Association, Member #27662 since 1987 and a member of the Technical Association for the Pulp and Paper Industry, Member # 1203518 since 2004.

4. I have worked as a professional engineer since 1962 for a total of 42 years since my graduation from university.

5. I hare read the definition of "qualified person" set out in National instrument 43-101 ("NI 43-10") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101} and past relevant work experience, I fulfill the requirements to be a "qualified person" for the Purposes of NI 43-101.

6. I am responsible for the preparation of section 19 of the technical report titled "Requirements for Technical Reports on Production and Development Properties", NI 43-101 Technical Report and Qualified Person's Review, and dated July 2006 relating to the Hammerstone project, Alberta. I visited the Hammerstone Project site in October 2005 and in June 2006.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact of material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

AMEC Americas Limited
2020 Winston Park Drive - Suite 700
Oakville, Ontario L6H 6X7
Tel: (905) 403-5037
Fax: (905) 829-3633
www.amec.com

9. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated at Place of Signing this 1st Day of August, 2006.

John D. Macfadyen, P.Eng.

AMEC Americas Limited
2020 Winston Park Drive - Suite 700
Oakville, Ontario L6H 6X7
Tel: (905) 403-5037
Fax: (905) 829-3633
www.amec.com

1053 Cave Springs Rd., Suite 305 St. Peters, MO 63376 U.S.A. Phone: 636-441-9708 Fax: 636-441-9737

E-Mail: phoenix@phoenixprocess.com

British Columbia Securities Commission	U.S. Securities and Exchange Commission
Alberta Securities Commission	450 5th Street, NW Washington, D.C. 20549
Saskatchewan Securities Commission	U.S.A.
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec

August 2, 2006

Dear Sir/Madam:

Re: Birch Mountain Resources Limited

In regard to the filing of the Birch Mountain Resources Limited technical report entitled, "Birch Mountain Resources Ltd., Hammerstone Project, Alberta, Independent Qualified Person's Review and Technical Report" dated August 1, 2006 (the "Hammerstone Project Technical Report"), and the News Release and Material Change Report, each dated August 2, 2006, the undersigned hereby consents to:

(a) The filing of the Hammerstone Project Technical report;

(b) The written disclosure of the Hammerstone Project Technical Report and such extracts from this report that have been included in the News Release and the Material Change Report.

I confirm that I have read the written disclosures being filed and they fairly and accurately represent the information in the Hammerstone Project Technical Report.

Phoenix Process Engineering, Inc.

John Dugald Macfadyen, P. Eng.

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

C O N T E N T S

1.0	SUMMARY		1-1
	1.1	Introduction	1-1
	1.2	Property Description and Tenure	1-1
	1.3	Geology	1-1
	1.4	Data Sources – Drilling and Sampling	1-2
	1.5	Mineral Resources and Reserves	1-4
	1.6	Quarrying	1-6
	1.7	Process	1-7
	1.8	Capital Cost	1-8
	1.9	Operating Costs	1-9
	1.10	Financial Analysis	1-10
	1.11	Conclusions and Recommendations	1-10

2.0	INTRODUCTION AND TERMS OF REFERENCE		2-1

3.0	DISCLAIMER		3-1

4.0	PROPERTY DESCRIPTION AND LOCATION		4-1
	4.1	Mineral Tenure	4-1
	4.2	Permits and Agreements	4-2

5.0	ACCESSIBILITY, CLIMATE, AND PHYSIOGRAPHY		5-1

6.0	HISTORY		6-1

7.0	GEOLOGICAL SETTING		7-1
	7.1	Regional Geology	7-1
	7.2	Property Geology	7-2
		7.2.1 Unit 1	7-24
		7.2.2 Unit 2	7-24
		7.2.3 Unit 3	7-24
		7.2.4 Unit 4	7-25
		7.2.5 Cretaceous Sediments	7-25
		7.2.6 Quaternary and Recent Sediments	7-25

8.0	DEPOSIT TYPES		8-1

9.0	MINERALIZATION		9-1

10.0	EXPLORATION		10-1
	10.1	Outcrop Mapping and Sampling	10-1
	10.2	Drilling	10-2
	10.3	Test pits and bulk samples	10-2
	10.4	In-pit activities	10-10

11.0	DRILLING		11-1

12.0	SAMPLING METHOD AND APPROACH		12-1
	12.1	Drill Core Sampling	12-1

13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY		13-1

Project No.: 152547	TOC i

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

	13.1	Calcination of Reagent Limestones		13-1
	13.2	Direct Ship Reagent Limestones		13-2
	13.3	Aggregate		13-2
14.0	DATA VERIFICATION			14-1
15.0	ADJACENT PROPERTIES			15-1
16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			16-1
	16.1	Calcine Testing of Reagent Limestone		16-1
		16.1.1	FFE Testing	16-1
		16.1.2	Cimprogetti Testing	16-1
		16.1.3	Metso Minerals Testing	16-2
	16.2	Aggregate Testing		16-2
		16.2.1	EBA Aggregate Testing	16-2
		16.2.2	Metso Minerals and EBA Results on upgraded aggregate	16-5
		16.2.3	EBA Concrete Testing	16-5
		16.2.4	Stony Valley Test Crush	16-7
		16.2.5	Testing for CaCO3 content	16-7
17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			17-1
	17.1	Product quality and market acceptability		17-2
		17.1.1	Calcinable Limestone Quality Results	17-2
		17.1.2	Aggregate Quality Results	17-3
		17.1.3	Reagent Limestone - direct ship quality	17-7
	17.2	Resource Estimation		17-8
		17.2.1	Geological Modeling	17-8
		17.2.2	Volume calculations - general	17-8
		17.2.3	Volume calculations - sub-units of UNIT 3	17-9
		17.2.4	Resource classification	17-10
	17.3	Reserves		17-17
18.0	OTHER RELEVANT DATA AND INFORMATION			18-1
19.0	REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT
	PROPERTIES			19-1
	19.1	Introduction		19-1
	19.2	Project Description		19-1
	19.3	Industrial Mineral Demand, Supply, and Pricing		19-2
		19.3.1	19.3.1 Market for aggregate and reagent limestone products	19-2
		19.3.2	19.3.2 Supply of aggregate and reagent limestone products	19-3
		19.3.3	19.3.3 Current demand for aggregate, reagent limestone and lime products..	19-5
		19.3.4	Projected long-term oil sands construction activity and bitumen production
			capacity	19-7
		19.3.5	Projected long-term demand for aggregate products	19-10
		19.3.6	Projected long-term energy demand in the oil sands industry	19-11
		19.3.7	Projected long-term demand for reagent limestone and lime products	19-22
		19.3.8	Forecast market share and Birch Mountain sales	19-25
		19.3.9	Pricing for aggregate and reagent limestone products	19-29
	19.4	Muskeg Valley Quarry (MVQ) Operations		19-31
	19.5	Hammerstone Production Forecast		19-31
	19.6	Quarry Production Equipment		19-40
	19.7	Process Description		19-41

Project No.: 152547	TOC ii

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

		19.7.1	Aggregate Operations	19-41
		19.7.2	Quicklime Production	19-49
	19.8	Site Infrastructure		19-65
		19.8.1	Fuel	19-65
		19.8.2	Operating Power	19-65
	19.9	Capital Cost Estimate		19-66
	19.10	Operating Cost Estimate		19-69
		19.10.1	Summary	19-69
		19.10.2	Quarrying	19-69
		19.10.3	Aggregate Operation	19-70
		19.10.4	Activation and Calcining Operation	19-70
		19.10.5	Hydration Operation	19-71
		19.10.6	General and Administration	19-71
		19.10.7	Contingency	19-72
		19.10.8	Assumptions	19-72
	19.11	Financial Analysis		19-72
		19.11.1	Summary	19-72
		19.11.2	Sensitivity Analysis	19-74
		19.11.3	Valuation Methodology	19-75
20.0	CONCLUSIONS AND RECOMMENDATIONS			20-1
21.0	REFERENCES			21-1

T A B L E S

Table 1-1:	Summary of Annual Drilling at Hammerstone Project Area	1-3
Table 1-2:	Summary of Annual Sampling at Hammerstone Project Area	1-3
Table 1-3:	Mineral Resource Tonnage (in million of metric tonnes)	1-5
Table 1-4:	Mineral Reserve Tonnage (in millions of metric tonnes)	1-6
Table 4-1:	Birch Mountain's Metallic and Industrial Minerals Leases Covering the Hammerstone
	Quarry Project Area	4-7
Table 7-1:	Regional Stratigraphic Column for Hammerstone	7-1
Table 7-2:	Stratigraphic column for the Moberly Member in the Hammerstone Project	7-24
Table 7-3:	Subdivisions of Unit 3	7-25
Table 9-1:	Summary of CaCO3 values from laboratory work	9-1
Table 9-2:	List of compounds and elements analyzed by Acme Labs	9-2
Table 9-3:	List of additional elements analyzed by Bondar Clegg	9-2
Table 11-1:	Hammerstone Project Drill Hole Stratigraphic Summary	11-2
Table 16-1:	Summary of Aggregate Test Results	16-4
Table 16-2:	Summary of Alkali Reactivity Testing by EBA	16-7
Table 16-3:	CaCO3 concentrations in limestone samples	16-8
Table 17-1:	Specifications and Source Units for all Products	17-2
Table 17-2:	Potential CaO+MgO from Geochemistry vs. Potential CaO from FFE Testing	17-3
Table 17-3:	Unit 2 Potential CaO+MgO from Geochemistry	17-3
Table 17-4:	Unit 4 Potential CaO+MgO from Geochemistry	17-3
Table 17-5:	Aggregate Market Designations	17-4
Table 17-6:	L.A. Abrasion Comparison Summary (Unit 1 )	17-5

Project No.: 152547	TOC iii

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Table 17-7:	Aggregate L.A. Abrasion Comparison Summary (Units 4 & 3)	17-6
Table 17-8:	L.A. Abrasion and MSS values for upgraded Unit 3A samples	17-7
Table 17-9:	Subdivisions of Unit 3	17-9
Table 17-10:	Statistical ratio of sub-units within Unit 3	17-10
Table 17-11:	Mineral Resource Tonnage (in millions of metric tonnes)	17-17
Table 17-12:	Mineral Reserve Tonnage (in millions of metric tonnes)	17-19
Table 19-1:	Road quality and concrete aggregate supply, Regional Municipality of Wood Buffalo	19-4
Table 19-2:	Competing Quicklime Plants, Canadian Prairies and Northern US Plains	19-5
Table 19-3:	Road quality and concrete aggregate demand, Regional Municipality of Wood Buffalo..19-6
Table 19-4:	Limestone produced from Birch Mountain's leases for use as aggregate by oil sands
	mining companies	19-6
Table 19-5:	Average daily bitumen production capacity by decade, oil sands region, and activity	19-9
Table 19-6:	Average oil sands and municipal demand for aggregate products in the North
	Athabasca and South Athabasca regions	19-11
Table 19-7:	Natural gas demand factors in the oil sands industry for fuel and generation of power
	and hydrogen	19-14
Table 19-8:	Energy intensity factors for fuel, power, and hydrogen production from natural gas	19-16
Table 19-9:	Revision of energy intensity factors for alternative fuel use in power generation	19-17
Table 19-10:	Alternative fuel energy content and annual alternative fuel consumption factor by oil
	sands industry activity	19-17
Table 19-11:	Alternative fuel sulphur content and annual sulphur production factor by oil sands
	industry activity	19-18
Table 19-12:	Alternative fuel mix assumptions	19-20
Table 19-13:	Division of alternative fuel combustion technologies by region	19-21
Table 19-14:	FBC / FGD reagent limestone consumption factors	19-23
Table 19-15:	Quicklime consumption factors	19-24
Table 19-16:	Selection of FGD limestone and quicklime product at direct combustion plants by
	region	19-24
Table 19-17:	Average annual demand for reagent limestone product demand in the North
	Athabasca, South Athabasca and Cold Lake regions.	19-25
Table 19-18:	Maximum BMR market share of aggregate and reagent limestone product demand in the North Athabasca, South Athabasca and Cold Lake regions used in the 2005 and
	2006 pre-feasibility reports	19-26
Table 19-19:	Average BMR sales of aggregate products in the North Athabasca and South
	Athabasca regions	19-26
Table 19-20:	Average BMR sales of reagent limestone product in the North Athabasca, South
	Athabasca and Cold Lake regions	19-26
Table 19-21:	Forecast BMR prices for aggregate and reagent limestone products used in the 2005
	and 2006 pre-feasibility reports	19-30
Table 19-22:	Hammerstone Production Forecast	19-32
Table 19-23:	Hammerstone Mining Losses	19-33
Table 19-24:	Hammerstone Substitution Rules	19-33
Table 19-25:	Hammerstone Mining Equipment	19-40
Table 19-26:	Process Losses	19-42
Table 19-27:	Aggregate-1 Production Rates	19-46

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Table 19-28:	Aggregate-2 Production Rates	19-47
Table 19-29:	Aggregate-3 Production Rates	19-49
Table 19-30:	Mass Balance – Activation Plant	19-55
Table 19-31:	Heat Balance – Activation Plant	19-58
Table 19-32:	Mass Balance – Quicklime 1	19-60
Table 19-33:	Heat Balance – Quicklime-1	19-64
Table 19-34:	Plant Installed Electrical Loads (kW)	19-66
Table 19-35:	Summary of Capital Costs	19-67
Table 19-36:	Estimated Average Operating Cost for the Hammerstone Project	19-69
Table 19-37:	Average Life-of-Quarry Operating Costs	19-70
Table 19-38:	Aggregate Plant Life-of-Quarry Operating Costs	19-70
Table 19-39:	Activation Operating Cost	19-71
Table 19-40:	Calcining Operating Cost	19-71
Table 19-41:	Hydration Operating Cost	19-71
Table 19-42:	Variation in NPV (C$ million) with Discount Rate and IRR	19-74

F I G U R E S

Figure 4-1:	Project Location Map	4-4
Figure 4-2:	Birch Mountain Mineral Leases for Hammerstone Project	4-5
Figure 4-3:	Archaeological Exclusion Zone Location Map	4-6
Figure 7-1:	Regional Bedrock Geology Map	7-3
Figure 7-2:	Estimated Depth to top of Devonian Map	7-4
Figure 7-3:	Unit 1 Isopach Map	7-5
Figure 7-4:	Unit 2 Isopach Map	7-6
Figure 7-5:	Unit 3 Isopach Map (unsegregated)	7-7
Figure 7-6:	Unit 4 Isopach Map	7-8
Figure 7-7:	Top of Unit 1 Structure Contour Map	7-9
Figure 7-8:	Top of Unit 2 Structure Contour Map	7-10
Figure 7-9:	Top of Unit 3 Structure Contour Map	7-11
Figure 7-10:	Top of Unit 4 Structure Contour Map	7-12
Figure 7-11:	Top of Christina Structure Contour Map	7-13
Figure 7-12:	Overburden Isopach Map	7-14
Figure 7-13:	Project Geology Map and Section References	7-15
Figure 7-14:	Section A - A' (Fence Diagram)	7-16
Figure 7-15:	Section B - B' (Fence Diagram)	7-17
Figure 7-16:	Section C - C' (Fence Diagram)	7-18
Figure 7-17:	Section D - D' (Fence Diagram)	7-19
Figure 7-18:	Section E - E' (Fence Diagram)	7-20
Figure 7-19:	Section F - F' (Fence Diagram)	7-21
Figure 7-20:	Section G - G' (Fence Diagram)	7-22
Figure 7-21:	Section H - H' (Fence Diagram)	7-23
Figure 10-1:	Surface Samples - KAR01 Series	10-3
Figure 10-2:	Surface Samples - GDP03 Series	10-4
Figure 10-3:	Surface Samples - KAR03 Series	10-5

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Figure 10-4:	Surface Samples GKR04 Series	10-6
Figure 10-5:	Surface Samples - UQUMP04 Series	10-7
Figure 10-6:	Surface Samples - GDP04 Series	10-8
Figure 10-7:	Surface Samples - BMBS05 Series	10-9
Figure 10-8:	Backhoe Test Pit Samples - TP06 Series	10-11
Figure 11-1:	BMR Core Logging Protocol	11-3
Figure 11-2:	Example of a core logging sheet for a Birch Mountain hole	11-4
Figure 11-3:	Drill hole location map	11-5
Figure 15-1:	Adjacent Oil Sand Properties	15-2
Figure 17-1:	Visual Estimate Shale Percentage vs. EBA L.A. Abrasion Test Result	17-5
Figure 17-2:	Unit 1 Resource Classification Map	17-12
Figure 17-3:	Resource Classification for Unit 2	17-13
Figure 17-4:	Resource Classification for Unit 3 (unsegregated)	17-14
Figure 17-5:	Resource Classification for Unit 3A	17-15
Figure 17-6:	Resource Classification for Unit 4	17-16
Figure 19-1:	Projected daily bitumen producing and upgrading capacity for the North Athabasca,
	South Athabasca, and Cold Lake regions from the CERI / Davis model	19-9
Figure 19-2:	Variation in expected total bitumen production compared to the base case CERI /
	Davis model when lower long-term equilibrium WTI prices are used	19-10
Figure 19-3:	Forecast unrestricted natural gas consumption for fuel, power and hydrogen and total
	projected annual energy consumption in the oil sand industry	19-14
Figure 19-4:	Projected unrestricted daily natural gas consumption for fuel, power and hydrogen
	production	19-15
Figure 19-5:	Division of energy consumed between alternative fuels and natural gas used in this
	study; revised natural gas consumption with alternative fuels	19-19
Figure 19-6:	Annual proportion of forecast energy requirements met by natural gas, alternate fuels combustion with IGCC, and alternate fuels consumed with either direct or fluidized-
	bed combustion.	19-22
Figure 19-7:	Birch Mountain market share of aggregate and reagent limestone product demand in
	the North Athabasca region	19-27
Figure 19-8:	Birch Mountain market share of aggregate and reagent limestone product demand in
	the South Athabasca region	19-28
Figure 19-9:	Birch Mountain market share reagent limestone product demand in the Cold Lake
	region	19-29
Figure 19-10:	Site Plan, Infrastructure and Access	19-35
Figure 19-11:	Quarry Plan Year 1	19-36
Figure 19-12:	Quarry Plan Year 10	19-37
Figure 19-13:	Quarry Plan Year 25	19-38
Figure 19-14:	Quarry Plan Year Life of Mine	19-39
Figure 19-15:	Aggregate 1	19-44
Figure 19-16:	Aggregate 2	19-45
Figure 19-17:	Aggregate 3	19-48
Figure 19-18:	Quicklime Production Schematic	19-51
Figure 19-19:	Coke Grinding	19-52
Figure 19-20:	Coke Firing	19-53

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Figure 19-21:	Raw Materials	19-56
Figure 19-22:	Activation 1 – Limestone Purification Process	19-57
Figure 19-23:	Quicklime 1 Lime Process and Ground Limestone Process	19-61
Figure 19-24:	Finished Lime & Limestone Product Storage and Shipping	19-62
Figure 19-25:	Finished Lime & Limestone Product Packaging	19-63
Figure 19-26:	Cumulative development capital profile	19-68
Figure 19-27:	Sensitivity of Pre-tax NPV using a 7.5% discount rate (C$ million)	19-74
Figure 19-28:	Sensitivity of After-tax NPV at 7.5% discount rate (C$ million)	19-75

A P P E N D I C E S

G L O S S A R Y

U N I T S O F M E A S U R E

Above mean sea level	amsl
Ampere	A
Annum (year)	a
Billion years ago	Ga
British thermal unit	Btu
Candela	cd
Carat	ct
Carats per hundred tonnes	cpht
Carats per tonne	cpt
Centimetre	cm
Cubic centimetre	cm3
Cubic feet per second	ft3/s or cfs
Cubic foot	ft3
Cubic inch	in3
Cubic metre	m3
Cubic yard	yd3
Day	d
Days per week	d/wk
Days per year (annum)	d/a
Dead weight tonnes	DWT
Decibel adjusted	dBa
Decibel	dB
Degree	°
Degrees Celsius	°C
Degrees Fahrenheit	°F
Diameter	ø
Dry metric ton	dmt
Foot	ft
Gallon	gal
Gallons per minute (US)	gpm

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Gigajoule	GJ
Gram	g
Grams per litre	g/L
Grams per tonne	g/t
Greater than	>
Hectare (10,000 m2)	ha
Hertz	Hz
Horsepower	hp
Hour	h (not hr)
Hours per day	h/d
Hours per week	h/wk
Hours per year	h/a
Inch	" (symbol,
Joule	J
Joules per kilowatt-hour	J/kWh
Kelvin	K
Kilo (thousand)	k
Kilocalorie	kcal
Kilogram	kg
Kilograms per cubic metre	kg/m3
Kilograms per hour	kg/h
Kilograms per square metre	kg/m2
Kilojoule	kJ
Kilometre	km
Kilometres per hour	km/h
Kilonewton	kN
Kilopascal	kPa
Kilovolt	kV
Kilovolt-ampere	kVA
Kilovolts	kV
Kilowatt	kW
Kilowatt hour	kWh
Kilowatt hours per short ton (US)	kWh/st
Kilowatt hours per tonne (metric ton)	kWh/t
Kilowatt hours per year	kWh/a
Kilowatts adjusted for motor efficiency	kWe
Less than	<
Litre	L
Litres per minute	L/m
Megabytes per second	Mb/s
Megapascal	MPa
Megavolt-ampere	MVA
Megawatt	MW
Metre	m
Metres above sea level	masl
Metres per minute	m/min
Metres per second	m/s
Metric ton (tonne)	t
Micrometre (micron)	µm
Microsiemens (electrical)	µs
Miles per hour	mph
Milliamperes	mA
Milligram	mg
Milligrams per litre	mg/L
Millilitre	mL
Millimetre	mm

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Million	M
Million tonnes	Mt
Minute (plane angle)	'
Minute (time)	min
Month	mo
Newton	N
Newtons per metre	N/m
Ohm (electrical)
Ounce	oz
Parts per billion	ppb
Parts per million	ppm
Pascal (newtons per square metre)	Pa
Pascals per second	Pa/s
Percent	%
Percent moisture (relative humidity)	% RH
Phase (electrical)	Ph
Pound(s)	lb
Pounds per square inch	psi
Power factor	pF
Quart	qt
Revolutions per minute	rpm
Second (plane angle)	"
Second (time)	s
Short ton (2,000 lb)	st
Short ton (US)	t
Short tons per day (US)	tpd
Short tons per hour (US)	tph
Short tons per year (US)	tpy
Specific gravity	SG
Square centimetre	cm2
Square foot	ft2
Square inch	in2
Square kilometre	km2
Square metre	m2
Thousand tonnes	kt
Tonne (1,000 kg)	t
Tonnes per day	t/d
Tonnes per hour	t/h
Tonnes per year	t/a
Total dissolved solids	TDS
Total suspended solids	TSS
Volt	V
Week	wk
Weight/weight	w/w
Wet metric ton	wmt
Yard	yd
Year (annum)	a
Year (US)	yr

All dollar figures ($) in this report refer to Canadian dollars unless otherwise stated as United States dollars (US$). Project exploration data use the SI system of measurement and this is retained throughout the report with the exception of discussion of United States markets for aggregate, where sales units are customarily quoted in U.S. dollars per short ton.

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

1.0                    SUMMARY

1.1                    Introduction

Birch Mountain Resources Limited (BMR) is developing the Hammerstone Project in northeast Alberta to supply calcinable limestone and aggregate to the oil sands industry and related users. This report is based on the "Hammerstone Project Pre-feasibility Study Report (February 2005)" and its subsequent update undertaken by AMEC Americas Ltd. (AMEC) and constitutes a Qualified Person's Review and Technical Report. Ross T Griffiths, P.Eng., Donald Doe, P.Eng., Michael Samis, P.Eng., employees of AMEC, and John Macfadyen P.Eng., President, Phoenix Process Engineering, Inc. served as the qualified persons responsible for the preparation of the technical report as defined in National Instrument 43-101 (NI 43-101), Standards of Disclosure for Mineral Projects and in compliance with Form 43-101F1 (the "Technical Report").

1.2                    Property Description and Tenure

Hammerstone is located approximately 60 km north of the City of Fort McMurray, Alberta in Township 94, Range 10W4M. Existing highways and roads give good access to the northern portion of the project area whereas the southern portion of the project area is accessed via winter/ATV roads and cut lines. The proposed Hammerstone quarry covers approximately 1,608 hectares (ha) and is located on portions of Birch Mountain's metallic and industrial mineral leases 9494070001, 9494070002, 9403120367, 9499030555, and 9400080004. In some areas, BMR's metallic and industrial mineral leases overlap with oil sands leases of Shell Canada Ltd., Syncrude Canada Ltd., plus others (Figure 4-2). These companies own the mineral rights to the oil sands but not to the underlying Devonian limestone. BMR has co-development agreements with Syncrude Canada Ltd. and a cooperation and information sharing agreement with Albian Sands Energy Inc. (Shell Canada Ltd., Chevron Canada, and Western Oil Sands) plus other agreements that provide for cooperative exploration, environmental planning, development, extraction, and production activities in areas of the overlapping leases. On the North West corner of the property, the boundaries of the Hammerstone project area has been adjusted to skirt an Archaeological Exclusion Zone, which was previously excluded from the project but now follows a more defined boundary against Legal Subdivisions.

1.3                    Geology

The Hammerstone project area contains surface exposures of Devonian limestones of the Moberly Member of the Waterways Formation, oil sands and shale of the Cretaceous McMurray Formation, and Quaternary sediments. Devonian limestones are exposed throughout the project area in resistant knolls and uplands that stand up above the surrounding muskeg. Quaternary deposits comprising tills and glaciofluvial deposits are present in the northeastern part of the project area.

The unit of interest in the project area is the Moberly Member of the Devonian Waterways Formation. At Hammerstone, the approximately 45 m thick Moberly Member has been informally divided into four units which are, from base to top: Unit 1, Unit 2, Unit 3, and Unit 4.

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In addition, a subdivision of Unit 3 has been proposed into Units 3A, 3B, and 3C. These subdivisions are based on its average shale content.

Unit 1 averages 13 m thick and consists of grey nodular limestones with 10 to 15% shale. A bed of light green calcareous shale near the base averages 0.95 m thick. Individual beds within Unit 1 are very consistent in lithology and thickness and can be correlated throughout the Project area.

Unit 2 is a high-purity limestone that averages 4.5 m thick. As observed in drill core, it contains three beds: an upper bed of cream to light tan coloured, stromatoporoid-bearing, bitumen-stained limestone (±4.0 m thick); a light grey nodular limestone (±25 cm thick); and a lower cream coloured pelloid-bearing limestone (±15 cm thick). Unit 2 is a distinctive regional marker bed and has been encountered in drill core in the Poplar Creek area, approximately 25 km to the south, where it is less than 50 cm thick.

Unit 3 averages approximately 20.5 m thick and is composed of light grey nodular limestone, interbedded light grey limestone, and light green calcareous shale. Outcrops of Unit 3 are found in cliffs along the Muskeg River and in two locations in the northern part of the Project area. The lithology and thickness of individual beds within Unit 3 vary across the Project area, but the thickness and lithological character of the unit as a whole is consistent.

Based on recent bulk sampling in the MVQ area, BMR has proposed a subdivision of Unit 3 based on average shale content. This subdivision relates to the ability of the unit to respond to upgrading of quality through secondary crushing and screening. Table 7-3 shows the proposed subdivisions. At the current time, these sub-units are not stratigraphically interpolated. They are represented solely by their occurrence in drill core on a statistical basis.

Unit 4 is a high-purity limestone that ranges in thickness from zero (eroded) to 6.0 m and is composed of light tan, massive to slightly nodular limestone with very little shale component (<5%). Unit 4 outcrops throughout the project area in knolls and ridges, which stand up to 6 m above the surrounding wetlands. A shaley fossiliferous bed has been observed near the base of Unit 4 which ranges from 40 cm to 80 cm thick (average 65 cm) and varies from a calcareous shale to shaley fossiliferous limestone.

1.4                    Data Sources – Drilling and Sampling

The information gathered on the limestone resources of the Hammerstone project used most of the standard techniques employed by mining companies. Reconnaissance mapping, detailed mapping, test pits, outcrop sampling, drilling and bulk sampling have all been employed at Hammerstone. With the start up of the Muskeg Valley Quarry, in-pit face mapping, sampling and where required, blast hole drill logging and sampling can be added to the list of data gathering sources.

Exploration drilling commenced in the Hammerstone project area in 1996. The focus of this campaign was precious metals but provided core samples of the limestone beds During the winter of 2002/2003, a drill program was defined to provide information regarding the geology of the Muskeg Valley Quarry and explore the calcinable limestone and aggregate resource potential.. The drill holes were nominally sited on a 500 m grid, with locations adjusted slightly to take advantage of existing access.

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After this drilling, the overall geological character of the project area was established and the stratigraphy was divided into the four informal stratigraphic units. In the winter of 2004, five holes were drilled in the southern portion of the project area and an additional five were drilled in the northern part. These holes established continuity of stratigraphy, calcinable limestone quality and aggregate quality between the original northern project area and the expanded southern project area and significantly increased the calcinable limestone and aggregate resources. The drill hole data has been summarized into the following table.

Table 1-1:                    Summary of Annual Drilling at Hammerstone Project Area

Year	Number of Holes Drilled
1996	5
2002	6
2004	10

In addition to the drill holes, several seasons of surface sampling has been performed across the Hammerstone Project area providing useful geological and geochemical data. Sampling programs started in 2001 with the primary goal of investigating the extent of limestone silicification previously identified in the future Muskeg Valley Quarry area. In order to locate, describe, and sample outcrops of the Devonian limestone, surface sampling programs were also conducted in 2003 and 2004. At each location, a representative sample was collected and the lithology described. These descriptions were used to provide detailed spatial and vertical characterization of the limestone units, and to compare the outcrop material to that recovered in the drilling programs. The sampling data has been summarized into the following table.

Table 1-2:                   Summary of Annual Sampling at Hammerstone Project Area

Year	Number of	Series Samples
	Sites Sampled
2001	25	KAR01
2003	18	GDP03
2003	31	KAR03
2004	6	GKR04
2004	20	UQUMP04
2004	74	GDP04
2005	5	BMBS05
2006	26	TP06

A 300 tonne bulk sample was extracted from Unit 4 in August 2004. It was taken adjacent to an exploration road in the northern part of the deposit very near where the MVQ has begun production. In March 2005, the same area was re-accessed to obtain a 40 tonne (more or less) bulk sample of Unit 3. This sample was sent for specialized crushing and screening tests.

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

1.5                     Mineral Resources and Reserves

The mineral resource estimates for Hammerstone were calculated by (AMEC). The mineral resource estimate for the Hammerstone quarry project comprised three components:

  Demonstration of physical and chemical property homogeneity;

  Volume/tonnage estimate of material;

  Marketability of the mineral resource.

All of these components must be considered in order to classify an industrial mineral resource, such as calcinable lime or aggregate, and are consistent with the guidelines for the reporting of industrial minerals in the CIM definitions referred to in NI43-101. The Hammerstone quarry project supports classification of the deposit into measured, indicated, and inferred mineral resources categories as shown in Table 1-3.

Measured resource status is assigned for Unit 2 to an area within a 500 m radius of all drill hole intersections having either a favourable calcine test or favourable potential CaO+MgO calculated from whole rock geochemical analysis. Indicated resource status is assigned to all other areas.

Aggregate testing and lithological logging give sufficient confidence in aggregate properties to assign measured resource status for Unit 1 and Unit 3 to an area of 500 m radius around all drill holes. Indicated mineral resource status is assigned to areas greater than 500 m from the drill holes. Indicated mineral resource status is also assigned where Unit 3 is interpreted to have been eroded along the erosional edge of Unit 1 in the north and in locations where the upper portions of Unit 3 have been eroded.

The sub units of Unit 3 receive the same classification as Unit 3 as a whole except for Unit 3A which has the potential to produce higher value products. The classification for Unit 3A is independent of the rest of Unit 3 but, sub Unit 3A is capable of substituting for the other sub units in Unit 3. The classification is based on where Unit 3A is found in drill holes and sampled in a test pit. A zone around the bulk sample pit where the test on Unit 3A material was made is classed as Measured Unit 3a resource. The areas around Unit 3 drill holes classed as measured are stepped down one class to Indicated for Unit 3A resource. The rest of the area is classed as Inferred for Unit 3A. Using these boundaries, AMEC has determined that Unit 3A only occurs as measured and indicated over 24.5% of the area covered by Unit 3. Therefore, AMEC believes that Unit 3A only accounts for 3.7% of the total volume of Unit 3, not the 15% shown in Table 17-10. This is the value that AMEC has used for estimating the resources of Unit 3A.

Measured mineral resource is assigned to all mapped outcrops of Unit 4. AMEC has proposed that Unit 4 under the Cretaceous but outside the Shell exclusion boundary is classed as indicated resource. The remainder east of the Shell exclusion boundary is classed as inferred.

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Table 1-3: Mineral Resource Tonnage (in million of metric tonnes)
Units	Sub-Units	Designations	Measured	Indicated	Total
		ATT 1,2,4,6;
1		reagent	240.5	245.2	485.7
		limestone
2		Quicklime,	79.5	78.8	158.3
		Hydrated lime
		Concrete rock,
	3A	ATT 1,2;	1.0	25.2	26.2
		reagent
		limestone
	3B+3C	ATT 2,4, 6;	322.7	459.3	782.0
		Shale liner
3	Subtotal		323.7	484.5	808.2
		Reagent
4		limestone,	7.1	5.5	12.6
		Concrete rock
Total			650.8	814.0	1464.8

The limestone reserves were calculated for each of the four units. The mineral reserves are summarized in Table 1-4. The proven reserves listed in Table 1-4 are the part of the measured resource for each unit that falls within the economic pit design; the probable reserves are the part of the indicated resource for each unit that falls within the economic pit design. The designated uses for each unit are also shown in Table 1-4. As shown in this report, there is a reasonable expectation of profit from the limestone quarried within the Hammerstone quarry pit design given the processes described and the estimated prices for the final saleable products.

The Hammerstone quarry pit design includes the current MVQ and most of the remaining unrestricted areas of the BMR Hammerstone project bounds. The restricted areas include a 200 m offset from the Muskeg River,

  the archaeological exclusion zone in the northeast corner,

  the area to the north and north east excluded for infrastructure and access and,

  the areas included in Shell's oil sands mining plans along the eastern edge (Shell exclusion zone).

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Table 1-4: Mineral Reserve Tonnage (in millions of metric tonnes)

Units	Sub-Units	Designations	Proven	Probable	Total
1		ATT 1,2,4,6; reagent limestone	181.1	172.0	353.1
2		Quicklime, Hydrated lime	59.9	58.0	117.7
	3A	Concrete rock, ATT 1,2; reagent limestone	0.8	22.4	23.2
	3B+3C	ATT 2,4, 6; Shale liner	211.7	282.6	494.3

3	Subtotal		212.5	305.0	517.5

4		Reagent limestone, Concrete rock	5.6	4.5	10.1
Total			459.2	539.5	998.7

Notes:

  Specific Gravity of 2.70 used for all units

  includes 5% mining loss on Unit 1 against footwall

  includes 25% mining loss in Unit 3 against overburden and internal shale zones (excluding sub Unit 3A which has no mining loss)

  includes 17% mining loss in Unit 4 against overburden and internal shale zone

  AMEC calculations show Proven Unit 3A = 3.63% of volume, Probable = 96.37% of volume

1.6                    Quarrying

In general, the quarry will commence in the northern portion of the property and move progressively southwards. The aggregate plant equipment will move along with the quarry development and Hammerstone will rely on the customer's trucks to transport the finished products to the weigh scale and off the property, which will remove the need for long overland conveyers. The calcinable limestone will be crushed near the face and then transported by quarry haulage trucks to the calcining plant stockpiles at the north end of the property. In the future, when all three kilns are running (year 18 onwards) it may become economically feasible to install overland conveyors for the calcining plant feed to reduce transportation costs.

The quarry plan has been based on quarrying the four units as required to satisfy the projected sales figures supplied by BMR. The fact that the quarry plan is driven purely by sales has resulted in benches being opened up to supply the market demand as opposed to when they would suit the overall development of the quarry. This should be considered as a market-driven case, and trade-off studies should be used to investigate options of optimizing the quarry plan with the objective of reducing operating costs while minimizing impacts to the supply of products to the market.

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1.7                    Process

Aggregate Production

In the Muskeg Valley Quarry operation, aggregate production plants capable of producing 7,000,000 tonnes/yr of specific product or suite of products, are currently being acquired and assembled. These plants will continue to operate as the quarry extends from the currently approved MVQ into the Hammerstone quarry extension. To increase quarry production to produce 25,000,000 tonnes/yr (up to 30,000,000 tonnes/yr in a peak production year) for both aggregate sales and to supply the Hammerstone plants, a scaling up of aggregate production is required.

The aggregate production system is designed to produce four separate classes of products: construction grade aggregate, base grade aggregate, concrete rock, and crushed limestone for sale as reagent limestone, or used for calcining for quicklime and cement production. There will be four independent aggregate processing plants, each assigned a specific production duty. Aggregate processing plants are currently being acquired, and will be installed sequentially as the quarry expands to meet increasing demand for aggregates. Aggregate processing plants will be semi-mobile, and will be moved to keep pace with the advancing face of the quarry. This will minimize the amount of movement and manipulation of source rock and product, reducing operating costs, vehicle emissions, and dust generation.

Aggregate Plant

The aggregate plant will consist of a number of movable screening, crushing and conveying equipment packages supplied by a vendor.

The quarry is utilizing contractor owned and operated equipment in order to begin aggregate production prior to BMR's own crushing plant being designed, purchased, delivered and commissioned on site. The detailed engineering is expected to proceed once the aggregate plant permit is received and the owner is expected to commence production with its own equipment in 2007 or 2008.

Quicklime Production

Quicklime production will begin in 2009. Initially, the quicklime processing system will include an activation plant, which removes bitumen from the limestone, and a quicklime production plant. As demand for quicklime increases, additional activation and quicklime plants will be constructed and commissioned. The full quicklime production system, comprising three activation plants and three quicklime plants.

The quicklime processing design for this study is based on the preliminary bench-scale test work carried out to date, which has shown that Unit 2 produces quicklime of acceptable quality. Additional bench-scale and pilot-scale testing determined that the most suitable kiln was a horizontal type kiln due to decrepitation of the lime product. It was also determined that due to some impurities and volatiles the limestone was not a suitable product for a pre-heater and that a regenerative thermal oxidizer would be required to reduce emissions of volatiles.

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Activation Plant

The presence of hydrocarbons in limestone feed is known to cause operational problems within pre-heater type quicklime kilns. Therefore, removal of hydrocarbons from the limestone is critical first step in the process to produce quicklime. Activation plant produces a high calcium carbonate limestone.

Quicklime Plant

Activated limestone produced by the activation plant(s) will be screened and the coarse fraction placed in a storage bin. A blend of this high quality limestone and limestone not containing organic substances from the quarry (Unit 4) will be prepared for calcining in a manner that ensures production of quicklime meeting customer specifications.

1.8                    Capital Cost

The estimated cost to construct, install and commission the facilities described in this report is C$577 million. This estimate is categorized as pre-feasibility level with an expected accuracy of ±25%. This amount covers the direct field costs of executing four crushing plants, three activation plants, three calcining plants, two hydration plants, and the indirect costs associated with design, construction and commissioning.

The estimate is summarized in Table 1-3. The base pricing is 1st quarter 2006 Canadian dollars with no allowance for escalation beyond that time. Interest or financing during construction are not included.

Table 1-3: Summary of Capital Costs
	Construction horizon		Total
Area	Start	Finish	($ million)
Mining capital			42.9
Crushing plants			16.4
Activation plant #1	2007	2009	73.7
Activation plant #2	2013	2015	73.7
Activation plant #3	2020	2023	73.8
Lime plant #1	2007	2009	69.7
Lime plant #2	2008	2011	74.0
Lime plant #3	2012	2015	144.0
Hydration plant #1	2008	2008	4.3
Hydration plant #2	2013	2013	4.3
Total Capital Cost			576.5

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

The capital cost estimate is based on the following project data:

  design criteria
  flowsheets general arrangement drawings
  single-line electrical drawing
  equipment list
  supplemental sketches as required
  budget quotations from vendors
  in-house database and budget quotations from vendors
  regional climatic data
  project work breakdown structure (WBS) and code of accounts.

According to AMEC classifications, this estimate is categorized as pre-feasibility level, with a likely accuracy of ±25%. A major assumption is that all crushed material required for the project will be supplied by BMR at no cost to the project. Owner's costs are not included.

1.9                    Operating Costs

The operating cost estimate is based on an owner-operated quarry, aggregate plant, and calcining facility. Costs have been calculated for the four main areas of mining, aggregate processing, calcining, hydrating, and site general and administration. Costs have been developed from data considered applicable to the Fort McMurray area. Table 1-4 shows the overall average operating cost anticipated for Hammerstone over its planned 55 year life.

Table 1-4: Estimated Average Operating Cost for the Hammerstone Project
Area	Cost per Tonne Product ($)
Quarrying and rock haulage	1.88
Aggregate plant processing	1.66
Activation plant	9.48
Calcining plant processing	36.40
Hydration plant costs	15.22
General and administration	0.30

The following assumptions have been made in regard to the operating costs:

  equipment is owned and operated by BMR
  maintenance is carried out in-house
  labour costs are in line with the surrounding operations

  job classifications across the project will incorporate a fair amount of flexibility

Project No.: 152547	Page 1-9

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

  a labour burden of 35% has been included
  a contingency of 15% has been added to the G&A costs.

1.10                  Financial Analysis

The Hammerstone project was analyzed using a discounted cash flow approach assuming 100% equity in 1st quarter 2006 Canadian dollars. Projections for annual revenues and costs are based on data developed for the limestone quarry, process plants, capital expenditures and operating costs. Estimated project cash flows were used to determine the pre-tax net present value (NPV), after-tax NPV, pre-tax internal rate of return (IRR) and after-tax IRR for the base-case.

Results from the base-case analysis (Table 1-6) estimate the project's pre-tax NPV at a discount rate of 7.5% as C$1,669 million and after-tax NPV as C$1,099 million. The estimated expected cumulative net cash flow (i.e. NPV with a 0% discount rate) over the life of the project is C$12,891 million on an pre-tax basis and C$8,613 million on an after tax basis. The estimated time-discounted cumulative net cash flow (i.e. NPV calculated with a risk-free interest rate of 2.5%) is pre-tax C$5,874 million and after-tax C$3,913 million. Note that the time-discounted net cash flow does not include an adjustment for risk. The project's pre-tax IRR is estimated to be 36.3% and after-tax IRR is estimated to be 31.2%. The payback period is estimated at 5.9 years from first production. The base-case quarry life is 55 years.

Table 1-5: Variation in NPV (C$ million) with Discount Rate and IRR

	0%	2.5%	5%	7.5%	8.0%	10%	12.5%	15%
Pre-tax NPV	12,891	5874	2987	1669	1500	1005	640	424
Pre-tax IRR (%)	36.3%
After-tax NPV	8613	3913	1981	1099	986	655	411	266
After-tax IRR (%)	31.2%

Sensitivity analysis was performed by varying quarrying cost, process cost, product price and capital expenditure across a range of minus 20% to plus 20%. The cash flow model is most sensitive to changes in reagent limestone and aggregate product price, significantly less sensitive to mining costs, processing cost, and capital costs, and least sensitive to lime plant fuel cost (see Figure 19-27 and Figure 19-28).

1.11                 Conclusions and Recommendations

The following conclusions may be drawn based on the, "Hammerstone Project Pre-feasibility Study Report (February 2005)" and it's subsequent 2006 update:

  The Hammerstone Quarry contains sufficient reserves for over 50 years of production based on the produc demand and sales forecast.
  A viable market for the aggregate and reagent limestone products exists in the local Fort McMurray area.

  The Hammerstone Project can produce quality aggregate, quicklime and other reagent limestone products suitable for the oil sands industry and local infrastructure markets.

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

  It is reasonable to expect that the limestone can be quarried, processed and sold at a profit given the processes described, the expected sales quantity, the close proximity to the market, and the estimated prices for the final saleable products.

Birch Mountain should expand its testing program for upgrading Unit 3 quality as it relates to segregated sub-units based on shale content. A test pit or bulk sample scale program must increase the number of samples for testing and, expand the geographic area of the test locations. Positive results similar to the single test currently available will allow for the upward adjustment of measured and indicated resources for Unit 3 sub-units. A subsequent increase in sub-unit 3A reserves would be expected (following a mine scheduling review) which will lead to additional options for higher value product sales. This will also provide a wider flexibility in the product mix so BMR can react much more quickly to changing customer demands. This recommendation should be implemented before the final feasibility study is completed.

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

2.0                    INTRODUCTION AND TERMS OF REFERENCE

Birch Mountain Resources Ltd. (BMR) currently operates the Muskeg Valley Quarry, a limestone quarry, 60 kilometers north of the city of Fort McMurray, Alberta, Canada. It is located in Township 94, Range 10 West of the Fourth Meridian. Birch Mountain is proposing to establish a larger operation, the Hammerstone Project, that would continue to provide quarried limestone to feed an aggregate production plant, and a limestone processing complex producing reagent limestone, quicklime and hydrated lime. Limestone would be quarried, crushed, and screened to produce aggregate for local infrastructure and municipal construction. Specific uses include, asphalt concrete, portland cement concrete, base and road surfacing aggregates. High-grade limestone would be quarried, crushed, screened, and processed to provide direct ship reagent limestone for flue gas desulphurization (FGD) and fluidized bed combustion (FBC). The high-grade limestone will also be calcined to produce quicklime for FGD and further hydrated to produce hydrated lime for use in water treatment.. The market for these products is expected to be the oil sands operations in the surrounding area.

BMR engaged AMEC Americas Limited (AMEC) of Oakville, Ontario and Calgary, Alberta to provide updated geology, resource calculations, mine scheduling, and cash flow model in order to update the Pre-feasibility Study for the Hammerstone Project. BMR released the information related to new reserve numbers and new the new cash flow model and project valuation on June 26, 2006. From this, AMEC was assigned the responsibility for preparing a Technical Report and Qualified Persons Review that is compliant with National Instrument NI43-101(NI43-101) and following the guidelines in Form 43-101F1. Mr. Ross Griffiths, P.Eng, an employee of AMEC of Calgary has served as a Qualified Person and is responsible for the overall preparation and publication of this report.

Information and data for this review and report were obtained from the updated Hammerstone Project Pre-feasibility Study and cash flow analysis;(1) the recently submitted Environmental Impact Assessment Report, May 2006 by BMR with assistance from AMEC Earth and Environment of Calgary, Alberta; and additional information provided by BMR. Pertinent data were reviewed in sufficient detail for the preparation of this document. Ross Griffiths, P. Eng., Principal Geologist for AMEC in Calgary conducted and supervised the review of all matters pertaining to sections 1 through 18, 20 and 21 of this report. This encompasses all the geological and resource information. Mr. Donald Doe, P.Eng, Technical Director, Mining and Manager of AMEC's mining group in Calgary, reviewed and contributed to the report concerning the mine design, mining costs, mine capital costs and other matters relevant to requirements on production and development properties (Section 19). The process design and process costing in Section 19.7 was authored by John Macfadyen P.Eng., President, Phoenix Process Engineering, Inc. (Phoenix) of St. Peter's, Missouri. Mr. Carlos Perucca, P.Eng, an employee of AMEC, Saskatoon, Saskatchewan, reviewed the section concerning the process design, process operating and capital costs. Dr. Michael Samis, Director of Financial Services for AMEC, Oakville, Ontario, authored section 19.11, the financial analysis and, co-authored Section, 19.3 Industrial Mineral Demand, Supply, and Pricing along with Dr. Hugh J. Abercrombie, V.P. Exploration, BMR.

[1] Includes studies by AMEC, CERI, Dr. Graham Davis, Norwest Corporation and Phoenix Process Engineering Inc. See Section 21: References for details

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Mr. Griffiths and Mr. Doe visited the project site near Fort McMurray on July 14, 2006. The operating Muskeg Valley Quarry (MVQ), bulk sample pit, and a representative number of exploration drill hole sites and outcrop locations were examined. Quarry operations staff were interviewed concerning operating conditions and logistical parameters. Additionally, Mr. Griffiths visited BMR's core storage facility in Calgary on May 17, 2006. Rock core from a representative number of exploration holes was examined and cross checked with existing BMR drill logs.

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

3.0                    DISCLAIMER

AMEC's review of the Hammerstone Project relied on the pre-feasibility study, "Hammerstone Project Prefeasibility Study Report," dated February 2005 and work associated with its subsequent update in 2006.

AMEC used information from these reports under the assumption that they were prepared by Qualified Persons.

AMEC also relied on information obtained in the "Hammerstone Project Environmental Impact Assessment" submitted to the Alberta Natural Resources Conservation Board, Alberta Environment and the Alberta Energy and Utilities Board, June 2006 as prepared by BMR and it's professional consultants.

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

4.0                    PROPERTY DESCRIPTION AND LOCATION

The Hammerstone project is located approximately 60 km north of the City of Fort McMurray in Township 94, Range 10W4M, within the Regional Municipality of Wood Buffalo (Figure 4-1). Within T94, R10W4, Hammerstone occupies the following divisions of land:

  Section 16; All LSDs
  Section 21: All LSDs

  Section 8: All or portions of LSDs 1, 8, 9, and 16;

  Section 9: All or portions of LSDs 1 to 16;

  Section 17: All or portions of LSDs 1, 2, 7 to 10, and 14 to 16;

  Section 20: All or portions of LSDs 1 to 3, 6 to 11, and 14 to 16;

  Section 28: All or portions of LSDs 1 to 16;

  Section 29: All or portions of LSDs 1 to 3, 8 to 10, 15 and 16;

  Section 32: All or portions of LSDs 1; and

  Section 33: All or portions of LSDs 1 to 7, 10, 11, 14, and 15.

Global reference of the centroid of the project area is 57 10' North Latitude, 111 34' West Longitude. This area includes parts of BMR's metallic and industrial mineral leases 9494070001, 9494070002, 9403120367, 9499030555, and 9400080004 (Figure 4-2). Detailed information on the 5 Hammerstone leases is included in Table 4-1.

The boundaries of the Hammerstone project area have been determined from geological, environmental, and economic considerations. The western boundary constitutes a 200 m setback from the Muskeg River, consistent with setbacks for wildlife habitat in adjacent oil sands leases. The southern and southeastern boundaries incorporate the areas where limestone is interpreted to be at or near surface. The eastern boundary has been placed where the thickness of Cretaceous and Quaternary sediments increases to more than 20 m. The northern boundary was originally selected to coincide with a pipeline/power line right-of-way and is located where regional structure data indicate that the Devonian surface begins to deepen to the north. This boundary has been adjusted to skirt an Archaeological Exclusion Zone established in the northeast corner of the project area to protect significant historical resources (Figure 4-3). This area was previously excluded from the project but now follows a more defined boundary against Legal Subdivisions (LSDs). The project boundary could be expanded to the south because favourable limestone units are present near surface in this area. Expansion of the boundary to the north, east or west is not anticipated.

4.1                    Mineral Tenure

BMR holds both metallic and industrial minerals permits and leases on its large Athabasca exploration property in north-eastern Alberta. The Hammerstone property represents only a small portion of the holdings. As of March 31, 2006, BMR held 69 mineral leases, 37 mineral permits, and 22 mineral permits for which applications have been filed for conversion to leases in the Athabasca region. These land holdings cover 402,748 hectares.

Project No.: 152547	Page 4-1

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

The resource estimate and Pre-Feasibility Study for the Hammerstone project have been based upon the 6,700 ha. of land located on the leases described in Table 4-1.

In some areas, BMR's property leases overlap with oil sands leases held by Shell Canada Ltd., Syncrude Canada Ltd., and other oil sands companies. These companies own the mineral rights to the oil sands but not the underlying Devonian limestone. BMR has co-development agreements with Syncrude Canada Ltd., Canadian Natural Resources Ltd. (CNRL) and Suncor Inc. BMR also has a cooperation and information sharing agreement with Albian Sands Energy Inc. (a joint-venture between Shell Canada Ltd., Chevron Canada, and Western Oil Sands Inc.). These agreements with oil sands operators provide for cooperative exploration, environmental planning, development, extraction, and production activities in areas of the overlapping leases.

A royalty of $0.0441 per tonne limestone sold is payable to the Alberta Government and an escalating royalty that is currently at $0.158 per tonne limestone sold is payable to a third party. Net Smelter Return (NSR) royalties of 2 to 5% are payable on some of the leases for all other metals and industrial minerals except limestone (Table 4-1).

4.2 Permits and Agreements

In Alberta, regulatory approvals for a quarry project are initiated by filing and publishing a Public Disclosure Document (PDD) containing a project description and draft Environmental Impact Assessment (EIA) Terms of Reference. Following public review and comment, Alberta Environment issues the final EIA Terms of Reference. The applicant undertakes all required field studies and prepares the EIA in compliance with the Terms of Reference. The completed EIA and application is submitted to Alberta Environment and Alberta Natural Resources Conservation Board (NRCB) and is published for public and stakeholder review. After all requests for supplemental information have been satisfied, the EIA is declared complete by Alberta Environment. The NRCB then determines if the project is in the public interest. Public input is again sought and the NRCB may order a public hearing. Upon issue of a positive decision report by the NRCB, the project is presented for approval by an Order In Council and final regulatory approvals are issued.

In October 2002, BMR released the PDD and draft EIA Terms of Reference for the Muskeg Valley Quarry (MVQ), which represents approximately the northern one-quarter of the Hammerstone project area. The MVQ application was subject to the Natural Resources Conservation Board Act, the Alberta Environmental Protection and Enhancement Act, the Alberta Water Act and the Alberta Public Lands Act and requirements of the federal government under the Canada-Alberta Agreement on Environmental Assessment Cooperation. In March 2004 the MVQ EIA/Application was filed with regulators. In December 2004, Alberta Environment declared the MVQ EIA complete. In February 2005, the NRCB notified BMR that because no public interventions opposing the MVQ had been received, a public hearing would not be held. Regulatory approvals for the MVQ were received July 2005. A Development Permit from the Regional Municipality of Wood Buffalo (RMWB) was received in July 2005. These approvals are summarized below

  Order in Council [O.C.340/2005] on July 13, 2005
  NRCB Approval [No. NR-205-1] on July 14, 2005

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

  Public Lands MSL050604 and LOC051042 on July 21, 2005
  Environmental Protection and Enhancement Act Approval No. 189942-00-00 on July 27, 2005

  Water Act Approval No. 00207059-00-00 and Water Act Licence No. 00222006-00-00 on July 27, 2005

  The Development Permit from the RM of Wood Buffalo [Permit No. 2005-0607] was issued on July 15, 2005.

The Hammerstone PDD and draft EIA terms of reference were filed in December 2004. The Hammerstone project will incorporate all aspects of the limestone quarry and aggregate plant included in the MVQ EIA/Application, an expanded quarry with a limestone processing complex. The Hammerstone EIA/Application was submitted May 24, 2006. Final approvals for Hammerstone are expected within 12-18 months of this filing, depending on whether a public hearing is required. Final regulatory approval is expected by Q3 2007.

Project No.: 152547	Page 4-3

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

N
R14W4
R12W4
R10W4
R8W4
R6W4
R4W4
R2W4
T100
T98
T96
T94
T92
T90
T88
ATHABASCA RIVER
McClelland L
Bitumount
Kearl L
Fort McKay
Hammerstone Project
FORT McMURRAY
Clearwater R
Fort McMurray
Alberta
Edmonton
Calgary
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION:
THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT THE PERMISSION OF AMEC AMERICAS, LTD.
PROJECT NO.
BY
YY/MM/DD
APP.
CHK.
DRN.
CM
06/07/13
COORDINATE SYSTEM
PROJECT PHASE
SCALE
NTS
DRAWING NO.
REV.
amec
SUBJECT
Hammerstone Project
Location Map

Figure 4-1: **Project Location Map**

Project No.: 152547	Page 4-4

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

9494070002
9499030555
9400080005
9494070001
9491-
070001
9403120367
9400080004
9400080003
6340000
6338000
6336000
6334000
466000
468000
N
LEGEND
Hammerstone Project Area
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
0
500
1000
METRES
REV
YY/MM/DD
REVISION
DRN
DSN
CHK
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY
YY/MM/DD
CHK.
CM
DSN.
DRN.
06/07/04
Birch Mountain
RESOURCES LTD
AREA
SUBJECT
Hammerstone Project
Area Lease Boundaries
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
N
LEGEND
Hammerstone Project Area
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Archaeological Exclusion Zone
0
500
1000
METRES

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

PROPRIETARY INFORMATION:
THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.

REV	YY/MM/DD	REVISION	DRN	DSN	CHK

PROJECT PHASE

COORDINATE SYSTEM: UTM NAD 83

PROJ NO.

SCALE: 1:23,000

	BY	YY/MM/DD
CHK.	CM	
DSN.		
DRN.		06/07/04

Birch Mountain RESOURCES LTD

AREA

SUBJECT: Archaeological Exclusion Zone, Hammerstone Project Area

amec

CLIENT DWG. NO.

DRAWING NO.

REV.

Figure 4-3: Archaeological Exclusion Zone Location Map

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Table 4-1: Birch Mountain's Metallic and Industrial Minerals Leases Covering the Hammerstone Quarry Project Area

Royalties,
	Area				Location	BMD		Special		Obligation	Expiration		Environmental	Past
Agreements &
Number	(ha)	Type	Issue Date	Status	Description	Interest	Rights	Provisions	Obligation	Date	Date	Encumbrances	Liabilities	Owners	Agreement

Subject to 5% NSR
Metallic and
					4-10-094: 19; 20; 21W; 28SW; 29; 30	100%		Nil	$4,628.37	04 Jul	04 Jul 09	excepting limestone;	None	Tintina lease/permit 689007A004;	08 Feb 00
Industrial Minerals
subject to limestone
9494070001	1322.39	Lease	01 Feb 00	Active	4-11-094: 24L9, L10P, L15P, L16;
					25L1P, L2P, L8P, L9P, L10P, L15P,							royalty of $0.158/t
Richardson permit 6890070004
					L16P portions(s) lying to the east of the							limestone sold
right bank of the Athabasca River

Subject to 4% NSR
					4-10-094: 28NW; 31E, WP portions							excepting limestone;
Metallic and
9494070002	668.60	Lease	01 Feb 00	Active	lying to the east of the right bank of the	100%		Nil	$2,340.10	04 Jul	04 Jul 09	subject to limestone	None	Tintina lease/permit 689007D004;	08 Feb 00
Industrial Minerals
					Athabasca River; 32; 33W							royalty of $0.158/t
limestone sold
4-11-094: 36SEP portions lying to the
					east of the right bank of the Athabasca									Richardson Permit 6890070004
River

Subject to 2% NSR
			10 Mar 99									for all metallic and
			(acquired									industrial minerals
							Metallic and							Transferred from Richardson Lease
9499030555	192.00	Lease	by Birch	Active	4-10-094: 28NE; 33E	100%		Nil	$672.00	10 Mar	10 Mar 14	excluding limestone;	None		20 Dec 02
							Industrial Minerals							9499030003; Richardson permit
			Mountain									subject to limestone
			07 Aug 02)									royalty of $0.158/t
limestone sold

Subject to 3% NSR
4-10-094: 3; 4NE, L1, L7, L8, L11, L13,
							Metallic and					excepting limestone,
L14; 7E, 7WP; 8; 9; 10L5-L8, L12, L13;
9400080004	1953.36	Lease	22 Aug 00	Active		100%	Industrial Minerals,	Nil	$6,836.76	22 Aug	22 Aug15	subject to royalty of	None	BMD permit 939007A003	Richardson permit,
15L4, L5, L12, L13; 17S, NE, L14;
							Limestone					$0.158/t limestone
18NW, L1-L3 portions lying east of
sold
the right bank of Athabasca River, L4P,
L5-7, L10; 21E; 22L4, L5, L12, L13;
					27L4, L5; 28SE portions lying to north										20 Nov 96
and east of right bank of Athabasca
River

Subject to limestone
Transfer of industrial mineral rights
9403120367	256.00	Lease	10 Dec 03	Active	4-10-094: 16.	100%	Industrial Minerals	Nil	$896.00	10 Dec	10 Dec 18	royalty of $0.158/t	None		Richardson Agreement, 20 Dec 02
from Lease 9499030003
limestone sold

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

5.0                    ACCESSIBILITY, CLIMATE, AND PHYSIOGRAPHY

The project area is accessible by paved road from Fort McMurray. The route is 60 km north on Highway 63, approximately 6 km east on the Firebag Road ( formerly Canterra Road, and approximately 1 km south on a gravel road to the northern edge of project site (Figure 4-1). Existing gravel roads established by BMR give good access to the northern portion of the project area (the operating MVQ) whereas the southern portion of the project area is accessed via winter/ATV roads and cut lines.

The climate in the Athabasca area is typified by long cold winters (January average temperature -25.1°C) and short cool summers (July average is 15.9°C). There are less than 100 frost-free days per year. The annual mean temperature is -2.7°C(2). Average annual snowfall is 150 cm, and average annual precipitation is 41.1 cm(3), more than half of which falls between June and September. The prevailing wind is westerly.

The project area is characterized by flat to slightly rolling terrain with an average elevation of 280 m. Lower areas are covered with organic-rich wetlands with black spruce and larch trees, while limestone and sand outcrops are observed in higher areas with white spruce, jack pine, and aspen. The Muskeg River, immediately to the west of the project area, has an erosion profile depth of approximately 3 m in the north increasing to about 25 m in the south.

Infrastructure in the vicinity of the project area is excellent due to the presence of extensive oil sands mining and in situ operations in the Athabasca region of Alberta. All major services, including goods and accommodation, air and helicopter service, heavy equipment, vehicle service and expediting, can be obtained in the Fort McMurray area. Fort McMurray is 460 km by road, northeast of Edmonton and can be reached by paved, provincial Highways 2 and 63 and by regularly scheduled airline flights. Fort McMurray's population is growing rapidly. The city is currently home to over 60,000 people.

The existing infrastructure in the region supports oil sands mining and in situ operations that produce approximately one million barrels of crude bitumen per day. As a result, the communities and government regulatory agencies are familiar with mining and mine development proposals, and the community consultation and regulatory processes for mine development applications are clearly established. Most leaseholders and other community and government stakeholders in the region belong to the Cumulative Effects Management Association, which coordinates environmental research and databases. Regional environmental data are available for application preparation, with only site-specific data required for a new quarry application. Oil sands operators have successfully permitted mining infrastructure including process plants, overburden and tailings storage areas, and waste disposal sites. Trained open pit mining personnel are available in the region. University-affiliated and college training facilities are situated in Fort McMurray.

[2] Source - Section 1.4 of the Hammerstone EIA.
[3] Source - Table 8.12 of the Hammerstone EIA.

Project No.: 152547	Page 5-1

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6.0                    HISTORY

The Hammerstone project area was originally explored for precious metals. In the early 1990's, the leases that cover the current Hammerstone Project were held by K. Richardson. The leases generally granted rights to Metallic and Industrial Minerals on the leases. Some originally only started as Quartz and Metallic Minerals leases but were later amended by the Alberta Government to include industrial minerals.

In 1993, Tintina Mines Ltd. acquired the mineral rights for the lease covering the north west quarter of the current Hammerstone property from K. Richardson. Tintina Mines carried out three exploration programs for precious metals in 1993 and 1994. One of these programs included mapping covering the north west quarter of the current Hammerstone property.

BMR became interested in the area as an extension of their large holdings in the Athabasca area. In 1996, BMR acquired mineral rights from K. Richardson that covered the east central and south half of the current Hammerstone Property. As part of the 1996 regional drill program, BMR drilled 5 holes on or near this newly acquired lease. The target was precious metals in the near-surface sedimentary sequences.

In 2000, BMR acquired Tintina Mines' rights to the lease covering the north west part of the current Hammerstone property. At this time, BMR was still exploring the property for precious metals and drilled one hole just west of the current property. The next year, BMR conducted it's first mapping and sampling program in the future MVQ area. Although this sampling program was undertaken before the industrial mineral potential of the area was recognized, these surface samples provided valuable information about the geochemistry of the limestone exposed at surface.

BMR completed land acquisition over the Hammerstone property in 2002 when it obtained the lease covering the north east portion from K. Richardson. This gave BMR full metallic and industrial minerals rights to the Hammerstone property. Refer to Table 4-1 for a summary of lease numbers and obligations.

The year 2002 marked a change of focus for BMR at the Hammerstone property. The exploration target shifted from precious metals to limestone aggregate potential. Regional mapping in 2002 showed the area encompassing the current Hammerstone property was the preferred location for a limestone quarry. High purity calcium carbonate (CaCO3) was tested in fossiliferous limestone core from the 1996 hole BM96-04. This led to an exploration drilling program in the winter of 2002/2003 which identified the four different limestone units within the Hammerstone property.

Additional mapping and sampling took place in 2003 that established the continuity of the quality of Unit 4 across the property. This was immediately followed by a 10 hole coring program in the winter 2003/2004 that produced infill stratigraphic and quality data for the property. During the construction of some of the drill roads and drill pads in the southern part of the property, additional limestone outcrops were uncovered. These were subsequently sampled during the extensive surface sampling and mapping program of 2004. The first large bulk sample (300 tonnes) was quarried from a test pit in the MVQ area in August of 2004 and used for crushing and screening trials as well as analytical work on Unit 4.

Project No.: 152547	Page 6-1

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

In March of 2005, an additional 40 tonne (approximate) bulk sample of Unit 3 was extracted from the north project area and submitted for specialized crushing and sizing analyses. This testing was to gauge the ability to liberate lime-mud shales from the limestone thereby enhancing the marketability of the product.

Regulatory approval for the MVQ was received in July 2005 and the quarry began operation in December 2005. Once the quarry had been opened up below the upper Unit 4, it was apparent that Unit 4 was not as continuous beneath overburden cover as previously interpreted. This led to a revisit of the outcrop sites on the property in March 2006 to investigate the Unit 4/Unit 3 contact using backhoe test pits and trenches. This helped finalize the current interpretation used in this Technical Report and the 2006 Pre-Feasibility Update.

Project No.: 152547	Page 6-2

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

7.0                    GEOLOGICAL SETTING

7.1                    Regional Geology

Sedimentary rocks in the region around the Hammerstone Project belong to the Western Canada Sedimentary Basin (WCSB) and consist of two eastwardly thinning, unconformity-bounded, sedimentary sequences. The first is a lower Paleozoic carbonate-evaporite sequence and the second is an overlying Mesozoic siliciclastic sequence (Figure 7-1). The Paleozoic rocks are approximately 300 m thick in the project area and belong to the Devonian Elk Point and the Beaverhill Lake groups. The Mesozoic rocks comprise the Cretaceous McMurray Formation of the Mannville Group and range in thickness from 0 m to 150 m. A stratigraphic column for the area is shown in Table 7-1

Table 7-1: Regional Stratigraphic Column for Hammerstone

Age	Group	Formation	Member	Lithology	Thickness(4)
Quaternary	-	-	-	Till	Thin to absent
Lower Cretaceous	Mannville	McMurray	-	Oilsands, siltstone, shale	Thin to absent
Unconformity
Upper Devonian	Beaverhill	Waterways	Moberly(5)	Nodular and fossiliferous limestone	40 - 45 m
	Lake				(eroded at top)
			Christina,	Nodular limestone, calcareous shale	102 m
Calumet Firebag
		Slave Point	-	Limestone	10 m
		Ft. Vermilion	-	Anhydrite, shale, limestone, dolomite	17 m
Middle Devonian	Elk Point	Watt Mountain	-	Anhydrite, shale, limestone, dolomite
		Prairie Evaporite	-	Anhydrite, salt, dolomite	48 m
		Methy	-	Dolomite, dolomitic limestone,	70 m
anhydrite
		La Loche/	-	Basal coarse conglomerate,	32 m
		McLean River		sandstone, shale, minor
anhydrite/gypsum
Unconformity
Precambrian	-	-	-	Granitoid-mafic gneisses	-

Strata in the region are generally flat-lying with a gentle (<1°) dip to the west-southwest. There is minor structural disturbance resulting from basement faulting, salt dissolution, karsting and erosion. The Hammerstone Project is situated in a structural/erosional window, which exposes Waterways Formation limestones at surface in the lower Muskeg River area. The McMurray Formation and Quaternary sediments thicken away from this window in all directions.

[4] Thickness of the Moberly Member and younger are from geological information within the project area. Unit thickness below Moberly Member is from drill hole LAC94-02, located approximately 2.5 km to the northeast of the project area
[5] Interval of interest in the Hammerstone project area. The Ft. Vermilion and Watt Mountain formations were logged as one unit in the Hammerstone Project region.

Project No.: 152547	Page 7-1

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

7.2                    Property Geology

Devonian limestones of the Moberly Member of the Waterways Formation underlie the majority of the Hammerstone project area (Figure 7-1). The Moberly Member is approximately 40 to 45 m thick in the project area and has been divided by BMR geologists into four stratigraphic units based on descriptive and chemical analyses (Table 7-2). These divisions also translate into differing aggregate and/or reagent limestone qualities. Limestone rocks in the Hammerstone project area display uniform and tabular stratigraphy with no significant variation in thickness except in the northernmost portion of the project area where limestone strata are truncated at the Devonian-Cretaceous unconformity (see Figure 7-3 to Figure 7-6). The strata are relatively flat with a low amplitude (10 m) anticline plunging southwest through the centre of the northern portion of the project area (see Figure 7-7 through Figure 7-10).

The depth to Devonian limestone in the Hammerstone project area varies from zero over limestone outcrop areas to up to 30 m beneath Cretaceous and Quaternary sediments. In the northern portion of the project area, the depth to Devonian increases as the Devonian-Cretaceous unconformity deepens. Towards the eastern boundary of the project area, the depth to Devonian increases. This is primarily due to an eastwardly increasing thickness of McMurray Formation oil sands. In the southern portion of the project area, the areas between limestone outcrops are interpreted to contain up to 3.5 m of overburden comprising muskeg as well as McMurray Formation and Quaternary sediments (Figure 7-12). This overburden estimate is based on air-photo interpretation of vegetation patterns, soil depth data from drill holes and adjacent oil wells and, backhoe excavations at drill sites. Only the upper two units of the limestone outcrop in the Hammerstone area.

Underlying the Moberly Member is the Christina Member, which comprises predominantly calcareous shales that are unsuitable for quicklime and less suitable for aggregate production (Figure 7-11). The top of the Christina Member represents the footwall of the Hammerstone Deposit.

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Project No.: 152547	Page 7-3

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM04-07
BM02-06
BM02-03
BM04-05
BM04-06
BM02-02
BM04-08
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-05
LEGEND
Birch Mountain Drill Hole
Hammerstone Project Area
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Depth to Devonian Surface - 1m contours
0
500
1000
METRES
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
REV YY/MM/DD REVISION DRN DSN CHK
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY
YY/MM/DD
CHK.
DSN.
DRN.
CM
06/07/012
Birch Mountain RESOURCES LTD
AREA
SUBJECT
Depth to Devonian Surface
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM02-06
BM04-07
BM02-03
BM04-05
BM04-06
BM04-08
BM96-04
BM02-02
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-05
N
LEGEND
Birch Mountain Drill Hole
Hammerstone Project Area
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Unit 1 - 0.5m Isopach
Unit 1 - 1m Isopach
0
500
1000
METRES

REV	YY/MM/DD	REVISION	DRN	DSN	CHK

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.

PROJECT PHASE

COORDINATE SYSTEM
UTM NAD 83

PROJ NO.	SCALE
	1:23,000

	BY	YY/MM/DD
CHK.		
DSN.		
DRN.	CM	06/07/13

Birch Mountain RESOURCES LTD

AREA

SUBJECT
UNIT 1
Isopach

amec

CLIENT DWG. NO.

DRAWING NO.

REV.

Figure 7-3: Unit 1 Isopach Map

Project No.: 152547	Page 7-5

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM04-07
BM02-06
BM04-05
BM02-03
BM04-06
BM02-02
BM04-08
BM96-04
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-05
BM96-02
4m
3m
5m
LEGEND
Birch Mountain Drill Hole
Hammerstone Project Area
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Unit 2 - 0.5m Isopach
Unit 2 - 1m Isopach
0
500
1000
METRES
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
REV YY/MM/DD REVISION DRN DSN CHK
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY
YY/MM/DD
CHK.
CM
DSN.
DRN.
06/07/04
Birch Mountain
RESOURCES LTD
AREA
SUBJECT
UNIT 2
Isopach
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

Figure 7-4: Unit 2 Isopach Map

Project No.: 152547	Page 7-6

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM04-07
BM02-06
BM04-05
BM02-03
BM04-06
BM02-02
BM04-08
BM96-04
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-05
BM96-02
5m
10m
15m
20m
25m
30m
35m
N
LEGEND
Birch Mountain Drill Hole
Hammerstone Project Area
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Unit 3 - 1m Isopach
Unit 3 - 5m Isopach
0
500
1000
METRES
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
REV
YY/MM/DD
REVISION
DRN
DSN
CHK
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY
YY/MM/DD
CHK.
CM
DSN.
DRN.
06/07/04
Birch Mountain
RESOURCES LTD
AREA
SUBJECT
UNIT 3
Isopach
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

Figure 7-5: Unit 3 Isopach Map (unsegregated)

Project No.: 152547	Page 7-7

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM04-07
BM02-06
BM04-05
BM02-03
BM04-06
BM02-02
BM04-08
BM96-04
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-05
BM96-02
LEGEND
Birch Mountain Drill Hole
Hammerstone Project Area
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Unit 4 - 1m Isopach
Unit 4 - 5m Isopach
0
500
1000
METRES
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY
YY/MM/DD
CHK.
CM
DSN.
DRN.
06/07/13
Birch Mountain RESOURCES LTD
AREA
SUBJECT
UNIT 4
Isopach
amec
CLIENT DWG. NO.
DRAWING NO.
REV.
REV
YY/MM/DD
REVISION
DRN
DSN
CHK

Figure 7-6: Unit 4 Isopach Map

Project No.: 152547	Page 7-8

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM04-07
BM02-06
BM02-03
BM04-05
BM04-06
BM02-02
BM04-08
BM96-04
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-02
BM96-05
245m
250m
255m
260m
265m
270m
240m
235m
LEGEND
Birch Mountain Drill Hole
Hammerstone Project Area
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Surface Contours
Unit 1 - 1m Interval in elevation asl
Unit 1 - 5m Interval in elevation asl
0
500
1000
METRES

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.

REV	YY/MM/DD	REVISION	DRN	DSN	CHK

PROJECT PHASE		
COORDINATE SYSTEM: UTM NAD 83		
PROJ NO.	SCALE: 1:23,000	
	BY	YY/MM/DD
CHK.		
DSN.		
DRN.	CM	06/07/12

Birch Mountain Resources Ltd

AREA

SUBJECT: UNIT 1 STRUCTURAL CONTOURS

amec

CLIENT DWG. NO.

DRAWING NO. | REV.

Project No.: 152547	Page 7-9

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM04-07
BM02-06
BM02-03
BM04-05
BM04-06
BM02-02
BM04-08
BM96-04
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-05
BM96-02
250m
255m
270m
275m
200m
255m
245m
240m
235m
250m
LEGEND
Birch Mountain Drill Hole
Hammerstone Project Area
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Surface Contours
Unit 2 - 1m Interval in elevation asl
Unit 2 - 5m Interval in elevation asl
0
500
1000
METRES
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
REV YY/MM/DD REVISION DRN DSN CHK
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY
YY/MM/DD
CHK.
DSN.
DRN. CM 06/07/12
Birch Mountain RESOURCES LTD
AREA
SUBJECT
UNIT 2
STRUCTURAL CONTOURS
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

Project No.: 152547	Page 7-10

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM04-07
BM02-06
BM04-05
BM02-03
BM04-06
BM02-32
BM04-08
BM96-04
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-05
BM96-02
LEGEND
Birch Mountain Drill Hole
Hammerstone Project Area
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Surface Contours
Unit 3 - 1m Interval in elevation asl
Unit 3 - 5m Interval in elevation asl
0 500 1000
METRES
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
REV YY/MM/DD REVISION DRN DSN CHK
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY YY/MM/DD
CHK.
DSN.
DRN. CM 06/07/12
Birch Mountain
AREA
SUBJECT
UNIT 3
STRUCTURAL CONTOURS
CLIENT DWG. NO.
DRAWING NO.
REV.

Project No.: 152547	Page 7-11

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM04-07
BM02-06
BM04-05
BM02-03
BM04-06
BM04-08
BM96-04
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-05
BM96-02
275m
LEGEND
Birch Mountain Drill Hole
Hammerstone Project Area
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Surface Contours
Unit 4 - 1m Interval in elevation asl
Unit 4 - 5m Interval in elevation asl
0
500
1000
METRES
REV
YY/MM/DD
REVISION
DRN
DSN
CHK
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY
YY/MM/DD
CHK.
DSN.
DRN.
CM
06/07/12
Birch Mountain
AREA
SUBJECT
UNIT 4
STRUCTURAL CONTOURS
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

Project No.: 152547	Page 7-12

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM04-07
BM02-06
BM02-03
BM04-05
BM04-06
BM02-02
BM04-08
BM96-04
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-05
BM96-02
235m
240m
245m
230m
225m
220m
LEGEND
Birch Mountain Drill Hole
Hammerstone Project Area
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Surface Contours
Top Christina - 1m interval in elevation asl
Top Christina - 1m interval in elevation asl
0
500
1000
METRES

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.

REV	YY/MM/DD	REVISION	DRN	DSN	CHK

PROJECT PHASE

COORDINATE SYSTEM: UTM NAD 83

PROJ NO.

SCALE: 1:23,000

	BY	YY/MM/DD
CHK.		
DSN.		
DRN.	CM	06/07/12

Birch Mountain RESOURCES LTD

AREA

SUBJECT: TOP OF CHRISTINA STRUCTURAL CONTOURS

amec

CLIENT DWG. NO.

DRAWING NO.

REV.

Figure 7-11: Top of Christina Structure Contour Map

Project No.: 152547	Page 7-13

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM04-07
BM02-06
BM02-03
BM04-05
BM04-06
BM04-08
BM96-04
BM02-02
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-05
BM96-02
N
LEGEND
Birch Mountain Drill Hole
Hammerstone Project Area
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Overburden
0.5m Isopach
1m Isopach
2m Isopach
3m Isopach
Significant (>3m)
0
500
1000
METRES

REV	YY/MM/DD	REVISION	DRN	DSN	CHK

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

PROPRIETARY INFORMATION:
THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.

PROJECT PHASE

COORDINATE SYSTEM
UTM NAD 83

PROJ NO.

SCALE
1:23,000

	BY	YY/MM/DD
CHK.		
DSN.		
DRN.	CM	06/07/12

Birch Mountain
RESOURCES LTD

AREA

SUBJECT
Overburden
Isopach

amec

CLIENT DWG. NO.

DRAWING NO.

REV.

Figure 7-12: Overburden Isopach Map

Project No.: 152547	Page 7-14

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

N
LEGEND
Drill Hole
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
A — A' Cross Section Locations
Q Quaternary Subcrop
K Cretaceous Subcrop
D Devonian Subcrop
Cretaceous Sand & Oil Sand Outcrops
Beaver River Sandstone Outcrops
Unit 4 Limestone Outcrops
Unit 3 Limestone Outcrops
Undifferentiated Limestone Outcrops
0 500 1000
METRES
A
B
C
D
E
F
G
H
A'
B'
C'
D'
E'
F'
G'
H'
Q
K
D
?
BM02-08
BM02-05
BM04-09
BM02-04
BM02-06
BM04-07
BM02-03
BM04-05
BM04-06
BM02-02
BM04-08
BM98-04
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM98-03
BM98-01
BM98-02
BM98-05
466000
468000

REV	YY/MM/DD	REVISION	DRN	DSN	CHK

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.

PROJECT PHASE

COORDINATE SYSTEM: UTM NAD 83

PROJ NO.

SCALE: 1:23,000

	BY	YY/MM/DD
CHK.		
DSN.		
DRN.	CM	06/07/13

Birch Mountain RESOURCES LTD

AREA

SUBJECT: HAMMERSTONE PROJECT GEOLOGY MAP SECTION REFERENCES

amec

CLIENT DWG. NO.

DRAWING NO.

REV.

Figure 7-13: Project Geology Map and Section References

Project No.: 152547	Page 7-15

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

A
A'
BM02-08
BM04-07
BM96-04
BM04-04
BM04-01
BM04-02
BM96-05
LEGEND
Topography
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Drill Core Lithology
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Christina Member
DRILL HOLE NUMBER
DEPTHS FROM SURFACE
HISTOGRAM OF SHALES
DRILL CORE LITHOLOGY
amec
AREA
HAMMERSTONE PROJECT
SUBJECT
UNIT AND SHALES DISTRIBUTION
SECTION A - A'
LOOKING EAST

Figure 7-14: Section A - A' (Fence Diagram)

Project No.: 152547	Page 7-16

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

LEGEND
Topography
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Drill Core Lithology
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Christina Member
B
B'
BM02-05
BM04-09
BM04-06
BM02-08
DRILL HOLE NUMBER
DEPTHS FROM SURFACE
HISTOGRAM OF SHALES
DRILL CORE LITHOLOGY

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set for in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

	BY	DD/MM/YY
DSN		
DRN	CM	13/07/06
CHK		

Proprietary Information:
This drawing is the property of AMEC Americas, Ltd. and is not to the loaned or reproduced in any way without the permission of AMEC Americas, Ltd.

Birch Mountain

HAMMERSTONE PROJECT

SUBJECT

UNIT AND SHALE% DISTRIBUTION

SECTION B - B'

LOOKING EAST

amec

CLIENT DWG. NO.

DRAWING NO.

Figure 7-15: Section B - B' (Fence Diagram)

Project No.: 152547	Page 7-17

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

LEGEND
Topography
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Drill Core Lithology
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Christine Member
C
C'
BM02-04
BM02-02
BM04-10
BM02-06
DRILL HOLE NUMBER
DEPTHS FROM SURFACE
HISTOGRAM OF SHALE%
DRILL CORE LITHOLOGY

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set for in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

	BY	DD/MM/YY
DSN		
DRN	CM	13/07/06
CHK		

Proprietary Information:
This drawing is the property of AMEC Americas, Ltd. and is not to the loaned or reproduced in any way without the permission of AMEC Americas, Ltd.

Birch Mountain

HAMMERSTONE PROJECT

SUBJECT

UNIT AND SHALE% DISTRIBUTION

SECTION C - C'

LOOKING EAST

amec

CLIENT DWG. NO.

DRAWING NO.

Figure 7-16: Section C - C' (Fence Diagram)

Project No.: 152547	Page 7-18

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

LEGEND
Topography
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Drill Core Lithology
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Christina Member
D
D'
BM02-03
BM04-03
DRILL HOLE NUMBER
DEPTHS FROM SURFACE
HISTOGRAM OF SHALE%
DRILL CORE LITHOLOGY
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set for in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
BY
DD/MM/YY
DSN
DRN
CM
13/07/06
CHK
Proprietary Information:
This drawing is the property of AMEC Americas, Ltd. and is not to the loaned or reproduced in any way without the permission of AMEC Americas, Ltd.
Birch Mountain
HAMMERSTONE PROJECT
SUBJECT
UNIT AND SHALE% DISTRIBUTION
SECTION D - D'
LOOKING EAST
amec
CLIENT DWG. NO.
DRAWING NO.

Figure 7-17: Section D - D' (Fence Diagram)

Project No.: 152547	Page 7-19

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

LEGEND
Topography
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Drill Core Lithology
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Christina Member
E
E'
BM02-04
BM02-06
BM04-07
DRILL HOLE NUMBER
DEPTHS FROM SURFACE
HISTOGRAM OF SHALE%
DRILL CORE LITHOLOGY

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set for in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

	BY	DD/MM/YY
DSN		
DRN	CM	13/07/06
CHK		

Proprietary Information:
This drawing is the property of AMEC Americas, Ltd. and is not to the loaned or reproduced in any way without the permission of AMEC Americas, Ltd.

Birch Mountain

HAMMERSTONE PROJECT

SUBJECT

UNIT AND SHALE% DISTRIBUTION

SECTION E - E'

LOOKING NORTH

amec

CLIENT DWG. NO.

DRAWING NO.

Figure 7-18: Section E - E' (Fence Diagram)

Project No.: 152547	Page 7-20

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

LEGEND
Topography
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Drill Core Lithology
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Christina Member
F
F'
BM02-03
BM04-05
BM02-02
BM04-06
BM96-04
BM02-06
DRILL HOLE NUMBER
DEPTHS FROM SURFACE
HISTOGRAM OF SHALE%
DRILL CORE LITHOLOGY
340
320
300
280
260
240
220

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set for in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.		

	BY	DD/MM/YY
DSN		
DRN	CM	19/07/18
CHK		

Proprietary Information:
This drawing is the property of AMEC Americas, Ltd. and is not to the loaned or reproduced in any way without the permission of AMEC Americas, Ltd.

Birch Mountain

HAMMERSTONE PROJECT

SUBJECT

UNIT AND SHALE% DISTRIBUTION

SECTION F - F'

LOOKING NORTH

amec

CLIENT DWG. NO.

DRAWING NO.

Figure 7-19: Section F - F' (Fence Diagram)

Project No.: 152547	Page 7-21

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

G
G'
340
320
300
280
260
240
220
BM04-03
BM04-04
50
100
LEGEND
Topography
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Drill Core Lithology
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Christina Member
BM02-06
DRILL HOLE NUMBER
DEPTHS FROM SURFACE
HISTOGRAM OF SHALE%
DRILL CORE LITHOLOGY

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set for in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

	BY	DD/MM/YY
DSN		
DRN	CM	13/07/06
CHK		

Proprietary Information:
This drawing is the property of AMEC Americas, Ltd. and is not to the loaned or reproduced in any way without the permission of AMEC Americas, Ltd.

Birch Mountain

HAMMERSTONE PROJECT

SUBJECT

UNIT AND SHALE% DISTRIBUTION

SECTION G - G'

LOOKING NORTH

amec

CLIENT DWG. NO.

DRAWING NO.

Figure 7-20: Section G - G' (Fence Diagram)

Project No.: 152547	Page 7-22

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

LEGEND
Topography
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Drill Core Lithology
Overburden
UNIT 4
UNIT 3
UNIT 2
UNIT 1
Christina Member
H
H'
BM04-10
BM04-01
DRILL HOLE NUMBER
DEPTHS FROM SURFACE
HISTOGRAM OF SHALES
DRILL CORE LITHOLOGY
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set for in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
BY
DD/MM/YY
DSN
DRN
CHK
Proprietary Information:
This drawing is the property of AMEC Americas, Ltd. and is not to the loaned or reproduced in any way without the permission of AMEC Americas, Ltd.
Birch Mountain
HAMMERSTONE PROJECT
SUBJECT
UNIT AND SHALE% DISTRIBUTION
SECTION H - H'
LOOKING NORTH
amec
CLIENT DWG. NO.
DRAWING NO.

Figure 7-21: Section H - H' (Fence Diagram)

Project No.: 152547	Page 7-23

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Table 7-2: Stratigraphic column for the Moberly Member in the Hammerstone Project
Unit	Lithology	Average Thickness
Unit 4	Massive/nodular limestone	0 m to 6 m
Nodular limestone, interbedded
Unit 3	limestone/calcareous shale,	20.5 m
calcareous shale
Unit 2	Fossiliferous and Nodular Limestone	4.4 m

Unit 1	Nodular limestone, minor calcareous	13.0 m
shale

The stratigraphy of the Hammerstone project quarry is detailed in the following sections. The stratigraphy along with visual shale estimate is demonstrated on the fence sections shown on Figure 7-14 to Figure 7-21. Unit domain is shown on each drill hole along with a histogram of estimated shale percentage. The sections are referenced on the map in Figure 7-13 preceding the sections.

7.2.1                 Unit 1

Unit 1 averages 13 m thick and consists of grey nodular limestones with 10 to 15% shale. A bed of light green calcareous shale near the base averages 0.95 m thick. Individual beds within Unit 1 are very consistent in lithology and thickness and can be correlated throughout the Project area.

7.2.2                 Unit 2

Unit 2 is a high-purity limestone that averages 4.4 m thick. As observed in drill core, it contains three beds: an upper bed of cream to light tan coloured, stromatoporoid-bearing, bitumen-stained limestone (±4.0 m thick); a light grey nodular limestone (±25 cm thick); and a lower cream coloured pelloid-bearing limestone (±15 cm thick). Unit 2 is a distinctive regional marker bed and has been encountered in drill core in the Poplar Creek area, approximately 25 km to the south, where it is less than 50 cm thick.

7.2.3                 Unit 3

Unit 3 averages approximately 20.5 m thick and is composed of light grey nodular limestone, interbedded light grey limestone, and light green calcareous shale. Outcrops of Unit 3 are found in cliffs along the Muskeg River and in two locations in the northern part of the Project area. The lithology and thickness of individual beds within Unit 3 vary across the Project area, but the thickness and lithological character of the unit as a whole is consistent.

Based on recent bulk sampling in the MVQ area, BMR has proposed a subdivision of Unit 3 based on average shale content. This subdivision relates to the ability of the unit to respond to upgrading of quality through multiple pass crushing and screening. Table 7-3 shows the proposed subdivisions. At the current time, these sub-units are not stratigraphically interpolated. They are represented solely by their occurrence in drill core on a statistical basis.

Project No.: 152547	Page 7-24

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Table 7-3: Subdivisions of Unit 3

Unit 3 sub-unit name	Shale percentage	Possible Products if successfully upgraded(1)
Unit 3A	0% - 15%	Concrete aggregate, asphalt aggregate, reagent limestone, base aggregate
Unit 3B	15% - 35%	Base and Construction aggregate
Unit 3C	Above 35%	Pit-run gravel,sub-base aggregate, low permeability liner material
Note (1) See Table 17-1 for description of aggregate and reagent products

7.2.4                 Unit 4

Unit 4 is a high-purity limestone that ranges in thickness from zero (eroded) to 6.0 m and is composed of light tan, massive to slightly nodular limestone with very little shale component (<5%). Unit 4 outcrops throughout the project area in knolls and ridges, which stand up to 6 m above the surrounding wetlands. A shaley fossiliferous bed has been observed near the base of Unit 4 which ranges from 40 cm to 80 cm thick (average 65 cm) and varies from a calcareous shale to shaley fossiliferous limestone.

7.2.5                 Cretaceous Sediments

Oil sand, shale, and silicified sandstone of the Cretaceous McMurray Formation are found in the northern and eastern parts of the project area and in localized occurrences along the Muskeg River to the west. In the northern part of the project area, McMurray Formation sediments thicken from zero to approximately 12 m as the Devonian-Cretaceous unconformity deepens northward. Along the eastern boundary of the project area the McMurray Formation thickness increases eastward from zero to approximately 30 m along a north-south-trending, eastward rising slope.

7.2.6                 Quaternary and Recent Sediments

Quaternary glacio-fluvial deposits of primarily sand and large (2 m) boulders are found in the northern and north eastern parts of the Hammerstone Project area. A thin layer of Quaternary sediments covers the northernmost part of the Project area, and a south-west-trending ridge up to 13 m high along the north eastern boundary likely represents an eroded lateral moraine. Small, isolated patches of glacial sand and boulders are found throughout the Hammerstone Project area.

A number of features interpreted to be sediment-filled karst holes were encountered during the opening of the Muskeg Valley Quarry. These features consisted of areas where Devonian sediments had been removed by chemical erosion and the voids infilled with green-brown clay, oil sand and boulders. The age of these karst features is unknown but they are likely to be in part Quaternary.

Project No.: 152547	Page 7-25

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

8.0                    DEPOSIT TYPES

Hammerstone is a sedimentary, carbonate deposit that is part of the Western Sedimentary Basin of Canada. It is represented by the Moberly Member which is a fossiliferous unit of the Waterways basinal carbonate shales and siltstones of late Devonian age (see Figure 7-1). The Waterways in general, represents a series of quiet water (below fair weather base) deposition of allochthanous limestones that are time equivalent to the carbonate banks that rimmed the large 'inland sea' at that time. The Moberly Member would represent one 'time period' in this series where due to a minor 'regression' of the sea would have allowed a seaward movement of a carbonate bank towards the basin (likely southward). This encroachment would introduce more detritus from the bank into the basin with the resulting lithofacies being a nodular, fossiliferous, limestone. Deposition occurred approximately 378 million years before present.

Subsequent uplift and erosion has brought the limestone to surface. This flat lying deposit displays an average dip of less than 1 to the west south west. Because of this Hammerstone is classed as a surface mineable deposit.

The continuity of the stratigraphic layers is well documented in the thousands of local oil sands drill holes as well as in-situ recovery wells. Sedimentary unit contacts and marker horizons can be traced for dozens of kilometers or more in oil and gas wells of the region. Locally, outcrops along the Athabasca River, 4.5 kilometers west of the eastern most data point in Hammerstone project, show the same stratigraphy and markers as the eastern most drill points. This well documented continuity allows for wider spacing of data points when compared to many other types of mineral deposits. Spacing of data points will depend on the level of stratigraphic details required to define the different types of limestone and accompanying dilution materials such as lime muds and shales.

Project No.: 152547	Page 8-1

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

9.0                    MINERALIZATION

In industrial mineral deposits, it is generally a single mineral or compound that is being sought and marketed. This is compared to a typical hard rock deposit where a single mineral or a number of minerals may be providing an element that is to marketed such as gold or copper. Associated minerals and compounds that may be deleterious to the end products may be just as critical to quantify as the major product. This is because the processing of industrial minerals generally involves fairly simple comminution and classification systems that cannot readily separate minerals. Therefore, an industrial mineral deposit must be close to pure with respect to the major mineral or, allow for a non-complex form of mechanical and/or chemical separation of the major mineral.

The primary mineral being mined and sold at Hammerstone is calcium carbonate (CaCO3) the primary chemical constituent of limestone. Analyses from outcrops and drill holes have demonstrated that the deposit is of a high purity in at least 2 of the 4 units mapped (see Table 9-1). The other units have varying levels of impurities mixed with the limestone. These include silica and alumina dominated minerals, mostly represented in lime muds and shales. These occur as bands and lenses within the limestone.

Table 9-1: Summary of CaCO3 values from laboratory work

Unit	Lab	Sample	CaCO3%
Unit 1	FFE Minerals	U104-08A	86.52
Unit 1	ACME Labs	BMQCS02-06	84.25
Unit 1	ACME Labs	BMQCS03-05	81.31
Unit 1	ACME Labs	BMQCS04-05	82.81
Unit 1	ACME Labs	BMQCS05-04	82.67
Unit 1	ACME Labs	BMQCS06-04	81.00
		Average (ACME)	82.41
Unit 2	FFE Minerals	MQU96-04	94.12
Unit 2	FFE Minerals	BM02-04	94.81
Unit 2	FFE Minerals	BM02-05	94.21
Unit 2	FFE Minerals	MQU04-01	96.30
Unit 2	FFE Minerals	MQU04-02	95.80
Unit 2	FFE Minerals	MQU04-03	96.30
Unit 2	FFE Minerals	MQU04-04	96.40
		Average	95.42
Unit 4	FFE Minerals	BMQCS-03-6ii	89.42
Unit 4	FFE Minerals	GDP03-07	93.40
Unit 4	FFE Minerals	GKR04-01	95.30
Unit 4	FFE Minerals	GKR04-03	95.50
Unit 4	FFE Minerals	GKR04-04	94.90
Unit 4	FFE Minerals	GKR04-05	95.30
Unit 4	FFE Minerals	UQU04-05	93.70
		Average	93.93

BMR was originally exploring for precious metals on the property. Most of the older holes have been analyzed for whole rock analysis, and for many individual trace elements. Lab results show the primary compound present, as expected, is CaO or lime.

Project No.: 152547	Page 9-1

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Loss on Ignition or LOI is the second highest value on the laboratory assay sheets. This represents the volatiles driven off during the firing of the sample. The major volatile will be carbon dioxide (CO2) from the limestone. Lab sheets show that SiO2 and Al2O3 represent the primary sources of impurities. Occasionally, Fe2O3 can be elevated in some samples but is generally not considered a consistent impurity. There is some minor correlation between elevated aluminum and elevated iron. Section 13 gives details on sample analysis methods.

A list of the whole rock analysis compounds and trace elements analyzed in some of the samples are in Table 9-2 below. Not all samples received the complete level of chemical analysis. Many samples only received analysis for CaCO3 and for physical and chemical properties related to aggregate and reagent products.

Some of the units within the deposit contain small quantities of bitumen. In particular, Unit 2 has visibly higher concentrations of bitumen then the rest of the units.

Table 9-2: List of compounds and elements analyzed by Acme Labs

Compounds	Elements
SiO2	Ba
Al2O3	Ni
Fe2O3	Sr
MgO	Zr
Cao	Y
Na2O	Nb
K2O	Sc
TiO2	Total C
P2O5	Total S
MnO
Cr2O3
LOI

Table 9-3: List of additional elements analyzed by Bondar Clegg

Au	Pt
Pd	Ag
Cu	Pb
Zn	Mo
Co	Cd
Bi	As
Sb	Te
Cr	V
Sn	W
Ga	Li
Ta	Ti

Project No.: 152547	Page 9-2

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

10.0                  EXPLORATION

The Hammerstone project area has been explored using most of the standard techniques employed by mining companies. Reconnaissance mapping, detailed mapping, test pits, outcrop sampling, drilling and bulk sampling have all been employed at Hammerstone. With the start up of the Muskeg Valley Quarry, in-pit face mapping, sampling and where required, blast hole drill logging and sampling can be added to the list.

10.1                  Outcrop Mapping and Sampling

A number of field mapping programs have taken place on the Hammerstone project since 1993. The mapping and sampling program conducted by BMR geologists in 2001 although not directed at developing a limestone quarry, provided useful geological and geochemical data. The primary goal of the program was to investigate the extent of limestone silicification previously identified in future MVQ area. The mapping and sample stations were designated KAR01 series. These are shown on Figure 10-1. All sites sampled by BMR were flagged and then surveyed with hand held global positioning system (GPS) units.

BMR's first mapping program related to the development of a limestone quarry took place in 2002. This was part of a larger regional mapping program that was aimed at defining the best area for a potential limestone quarry. During that season many of the knolls and uplands of resistant limestone were observed and recorded through much of the of future MVQ area. This appraisal confirmed a high purity (high CaCO3) fossiliferous limestone unit at the future MVQ location. A successful calcine test of this unit from drill core BM96-04 demonstrated the potential for quicklime production in addition to aggregate production.

Many of the outcrops were re-examined in the summer of 2003. The focus was on comparing Unit 4 outcrop material to that recovered in the 2002 drilling program. Lithologies and textures were compared and confirmed. To compare chemical analyses, 18 outcrop chip samples, some weighing 20 kg were recovered. These were designated the GDP03 series and appear on Figure 10-2. One sample was sent for calcine analysis. An additional 30 samples were collected later in the 2003 field season. These appear on Figure 10-3 as the KAR03 series. Locations were established using hand held GPS Brief descriptions of rock type, colour, textures, presence and type of fossils, other descriptive comments were recorded. Also, a location description was added to each geological description. These samples were sent to Acme Laboratories for geochemical analysis. The results of the 2003 exploration program determined that the lithology and texture of Unit 4 rocks were indistinguishable for the Unit 4 intervals intersected in drill core.

Extensive outcrop sampling occurred in 2004. In February, previously unknown outcrops of limestone in the southern portion of the project area were located during the 2003/2004 winter drilling program. Six samples, the GKR04-series, were collected. Their locations are shown on Figure 10-4. Locations were surveyed using hand held GPS units A location description along with similar geological descriptions as were used in the KAR03 were recorded. The level of bitumen staining was also noted. Another 19 samples were collected from the 31 UQUMP04 series mapping/sample stations shown on Figure 10-5. The 25 fifty kilogram samples were taken using jack-hammers at these outcrop and drill pad locations.

Project No.: 152547	Page 10-1

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

All were targeting Unit 4 for quicklime and aggregate testing. As with the previous programs, locations were flagged and then survey with hand held GPS units.

Additionally, another outcrop mapping and grab sample program visited 74 sites, all but two were Unit 4 outcrop or exposed subcrop locations. These were recorded as the GDP04 series and are shown on Figure 10-6.

10.2                 Drilling

A total of 21 drill holes have been completed on or adjacent to the Hammerstone project. These are all core holes with drilled between 1996 and 2004. As drilling is an important source of quantitative and qualitative data, it is discussed in detail in Section 11.0 of this report.

10.3                 Test pits and bulk samples

A 300 tonne bulk sample was extracted from Unit 4 in August 2004. It was taken adjacent to an exploration road in the northern part of the deposit very near where the MVQ has begun production. The location is shown on Figure 10-5. In March 2005, the same area was re-accessed to obtain a 40 tonne (more or less) bulk sample of Unit 3. This sample was sent for specialized crushing and screening tests.

All sample locations were surveyed using hand held GPS units. After the Lidar survey in 2004, all the locations visible from the accompanying ortho-image were cross checked with all the hand held GPS readings. Some adjustments had to be made to allow for occurrences of signal scramble with the GPS system in the early years of its use which continued into this decade. Due to this, the accuracy of all the measurements for the hand held units ranged between 1 and 20 meters horizontal. With the Lidar survey and ortho-image, the accuracy was improved to +/- 3 meters horizontal.(6) Vertical accuracy for the Lidar data is +/- 20 cm. AMEC believes this accuracy is sufficient for this type of mineral deposit.

[6] Communication with BMR technical staff

Project No.: 152547	Page 10-2

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

KAR01-002
Larry's Rock
KAR01-003
KAR01-001
KAR01-025
HAR01-002
KAR01-023
KAR01-008
KAR01-024
KAR01-007
KAR01-006
KAR01-013
KAR01-005
KAR01-012
KAR01-011
KAR01-018
KAR01-004
KAR01-017
KAR01-020
KAR01-009
KAR01-021
KAR01-010
KAR01-019
KAR01-022
KAR01-015
KAR01-016
6340000
6338000
6336000
6334000
466000
468000
N
LEGEND
KAR01 Series Samples
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
0
500
1000
METRES

REV	YY/MM/DD	REVISION	DRN	DSN	CHK

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.

PROJECT PHASE

COORDINATE SYSTEM: UTM NAD 83

PROJ NO.

SCALE: 1:23,000

	BY	YY/MM/DD
CHK.		
DSN.		
DRN.	CM	06/07/04

Birch Mountain RESOURCES LTD

AREA

SUBJECT: HAMMERSTONE PROJECT SURFACE SAMPLES KAR01 SERIES

amec

CLIENT DWG. NO.

DRAWING NO.

REV.

Figure 10-1: Surface Samples - KAR01 Series

Project No.: 152547	Page 10-3

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

GDP03-13
6340000
GDP03-10
GDP03-12
GDP03-11
GDP03-14
GDP03-16
GDP03-08
GDP03-09
GDP03-04
GDP03-05
GDP03-03
GDP03-06
GDP03-07
GDP03-02
GDP03-01
GDP03-18
GDP03-17
6338000
6336000
6334000
466000
468000
N
LEGEND
GDP03 Series Samples
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
0
500
1000
METRES

REV	YY/MM/DD	REVISION	DRN	DSN	CHK

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.

PROJECT PHASE

COORDINATE SYSTEM: UTM NAD 83

PROJ NO.

SCALE: 1:23,000

	BY	YY/MM/DD
CHK.		
DSN.		
DRN.	CM	06/07/04

Birch Mountain RESOURCES LTD

AREA

SUBJECT: HAMMERSTONE PROJECT SURFACE SAMPLE GDP03 SERIES

amec

CLIENT DWG. NO.

DRAWING NO.

REV.

Figure 10-2: Surface Samples - GDP03 Series

Project No.: 152547	Page 10-4

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
LEGEND
KAR03 Series Samples
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
0
500
1000
METRES

REV	YY/MM/DD	REVISION	DRN	DSN	CHK

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.

PROJECT PHASE

COORDINATE SYSTEM: UTM NAD 83

PROJ NO.

SCALE: 1:23,000

	BY	YY/MM/DD
CHK.		
DSN.		
DRN.	CM	06/07/04

Birch Mountain RESOURCES LTD

AREA

SUBJECT: HAMMERSTONE PROJECT SURFACE SAMPLES KAR03 SERIES

amec

CLIENT DWG. NO.

DRAWING NO.

REV.

Figure 10-3: Surface Samples - KAR03 Series

Project No.: 152547	Page 10-5

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
GKR04-01
GKR04-02
GKR04-03
GKR04-04
GKR04-05
GKR04-06
N
LEGEND
GKR04 Series Samples
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
0
500
1000
METRES
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
REV YY/MM/DD REVISION DRN DSN CHK
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY YY/MM/DD
CHK.
DSN.
DRN. CM 06/07/04
Birch Mountain
AREA
SUBJECT
HAMMERSTONE PROJECT
SURFACE SAMPLES
GKR04 SERIES
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

Figure 10-4: Surface Samples GKR04 Series

Project No.: 152547	Page 10-6

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
UQUMP04-08
UQUMP04-02
UQUMP04-03
UQUMP04-07
UQU04 Bulk Sample
UQUMP04-01
UQUMP04-05
UQUMP04-04
UQUMP04-09
UQUMP04-06
UQUMP04-10
UQUMP04-12
UQUMP04-11
UQUMP04-13
UQUMP04-18
UQUMP04-16
UQUMP04-15
UQUMP04-19
UQUMP04-20
UQUMP04-17
UQUMP04-14
N
LEGEND
UQUMP04 Series Samples
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
0
500
1000
METRES
REV
YY/MM/DD
REVISION
DRN
DSN
CHK
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION:
THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY
YY/MM/DD
CHK.
DSN.
DRN.
CM
06/07/04
Birch Mountain
RESOURCES LTD
AREA
SUBJECT
HAMMERSTONE PROJECT
SURFACE SAMPLES
UQUMP04 Series
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

Figure 10-5: Surface Samples - UQUMP04 Series

Project No.: 152547	Page 10-7

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
LEGEND
GDP04 Series Samples
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
0
500
1000
METRES
GDP04-13
GDP04-14
GDP04-74
GDP04-33
GDP04-47
GDP04-32
GDP04-30
GDP04-31
GDP04-48
GDP04-29
GDP04-65
GDP04-28
GDP04-27
GDP04-26
GDP04-41
GDP04-38
GDP04-40
GDP04-35
GDP04-55
GDP04-23
GDP04-25
GDP04-42
GDP04-39
GDP04-24
GDP04-37
GDP04-67
GDP04-66
GDP04-34
GDP04-22
GDP04-36
GDP04-54
GDP04-49
GDP04-53
GDP04-50
GDP04-52
GDP04-73
GDP04-70
GDP04-72
GDP04-51
GDP04-58
GDP04-71
GDP04-56
GDP04-20
GDP04-21
GDP04-43
GDP04-44
GDP04-45
GDP04-02
GDP04-57
GDP04-19
GDP04-15
GDP04-46
GDP04-18
GDP04-17
GDP04-64
GDP04-63
GDP04-16
GDP04-01
GDP04-06
GDP04-62
GDP04-07
GDP04-12
GDP04-09
GDP04-08
GDP04-04
GDP04-03
GDP04-05
GDP04-10
GDP04-59
GDP04-11

REV	YY/MM/DD	REVISION	DRN	DSN	CHK

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.

PROJECT PHASE

COORDINATE SYSTEM: UTM NAD 83

PROJ NO.

SCALE: 1:23,000

	BY	YY/MM/DD
CHK.		
DSN.		
DRN.	CM	06/07/04

Birch Mountain RESOURCES LTD

AREA

SUBJECT: HAMMERSTONE PROJECT SURFACE SAMPLES GDP04 SERIES

amec

CLIENT DWG. NO.

DRAWING NO.

REV.

Figure 10-6: Surface Samples - GDP04 Series

Project No.: 152547	Page 10-8

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BMBS05-01
BMBS05-02
BMBS05-04
BMBS05-03
BMBS05-06
LEGEND
BMBS05 Series Samples
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
0
500
1000
METRES
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: (i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
REV
YY/MM/DD
REVISION
DRN
DSN
CHK
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY
YY/MM/DD
CHK.
DSN.
DRN.
CM
06/07/17
Birch Mountain
AREA
SUBJECT
HAMMERSTONE PROJECT
SURFACE SAMPLES
BMBS05 SERIES
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

Figure 10-7: Surface Samples - BMBS05 Series

Project No.: 152547	Page 10-9

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

10.4             In-pit activities

After the opening of the Muskeg Valley Quarry in late 2005, it became evident from observations made in the pit that Unit 4 was not as continuous between outcrop and drill hole locations as previously interpreted. In-pit mapping of the contact between Unit 4 and Unit 3 revealed Unit 4 was absent between the previously mapped surface outcrops at the MVQ` location. This information was used to mount an immediate revisit of other known outcrops with an extensive backhoe sampling program to determine if this stratigraphic observation was valid at other locations in the deposit. In March 2006, a total of 26 sites were visited. The backhoe was used to expose the edge of the Unit 4 outcrop to determine its extent under the surface overburden. The pits were mapped and recorded as the TP06 series. These are shown on Figure 10-8. The usual geological information was recorded for each site. The results showed that Unit 4 was not always continuous between outcrops. This has led to a change in the interpretation of Unit 4 and Unit 3 along with an adjustment to the resources of each unit as reported in the 2005 Technical Report.

Project No.: 152547	Page 10-10

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
TP06-01
TP06-02
TP06-03
TP06-04
TP06-05
TP06-06
TP06-07
TP06-08
TP06-09
TP06-10
TP06-11
TP06-12
TP06-13
TP06-14
TP06-15
TP06-16
TP06-17
TP06-18
TP06-19
TP06-20
TP06-21
TP06-22
TP06-23
TP06-24
TP06-25
TP06-26
N
LEGEND
TP06 Series Samples
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
0
500
1000
METRES
REV
YY/MM/DD
REVISION
DRN
DSN
CHK
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION:
THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY
YY/MM/DD
CHK.
DSN.
DRN.
CM
06/07/12
Birch Mountain
RESOURCES LTD
AREA
SUBJECT
HAMMERSTONE PROJECT
SURFACE SAMPLE
TP06 SERIES
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

Project No.: 152547	Page 10-11

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

11.0                 DRILLING

A summary of drill core data from the holes drilled in the vicinity of the Hammerstone Project is given in Table 11-1. Theses drill hole locations are shown on Figure 11-3. All core, including the 1996, 2002 and 2004 drill cores, was logged by Birch Mountain geology staff in 2004 using a protocol that was developed in-house. Lithological characteristics related to suitability of the rock for producing quicklime and aggregate, such as shale percent and structural disturbance were recorded.

Several holes drilled in 1996 by Birch Mountain as part of a precious metal exploration program provide information regarding the geology of the Hammerstone project area. These holes include BM96-04 and BM96-05 within the project area, as well as BM96-01, BM96-02 and BM96-03, which are located to the west of the southern portion of the project area (Figure 11-3).

During the winter of 2002/2003, a nine-hole drill program was conducted in the northern portion of the project area. The drill holes were nominally sited on a 500 m grid, with locations adjusted slightly to take advantage of existing access. At two of the locations, it was necessary to drill multiple holes in order to obtain enough material for sampling. The overall geological character of the project area was established and the stratigraphy was divided into the four informal stratigraphic units described in Section 7.2. The Unit 2 was intersected in all six holes at depths between 8.5 m and 25.8 m and a second unit with quicklime potential, Unit 4, was identified.

In the winter of 2004, five holes were drilled in the southern portion of the project area and an additional five were drilled in the northern part. These holes established continuity of stratigraphy, calcinable limestone quality and aggregate quality between the original northern project area and the expanded southern project area and significantly increased the calcinable limestone and aggregate resources.

BMR geologists established a core logging protocol that would assist in maintaining consistency between core loggers. This is shown on Figure 11-1. Following this is an example of a page from the core logging records of BMR.

All drill holes were surveyed using hand held GPS units. After the Lidar survey in 2004, all the drill holes visible from the accompanying ortho-image were cross checked with all the hand held GPS readings. Some adjustments had to be made to allow for occurrences of signal scramble with the GPS system in the early years of its use which continued into this decade. In most cases, the adjustment in the horizontal plane was usually under 10 meters.(7)

[7] Verbal communication with BMR field geologist.

Project No.: 152547	Page 11-1

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Table 11-1: Hammerstone Project Drill Hole Stratigraphic Summary

	Depth to Top of Unit							Thickness
Drill Hole	Limestone	Unit 4	Unit 3	Unit 2	Unit 1	Christina	Total Depth	Unit 4	Unit 3	Unit 2	Unit 1
BM96-01[1]	5.40	5.40	6.20	30.00	33.00	45.80	55.80	-	23.80	3.00	12.80
BM96-02[1]	23.00	-	-	42.50	45.90	58.10	68.10	-	-	3.40	12.20
BM96-03[1]	4.60	4.60	7.35	30.50	34.30	47.25	48.25	-	23.15	3.80	12.95
BM96-04	13.70	-	-	20.2	25.30	37.95	48.95	-	-	5.10	12.65
BM96-05	32.00	-	-	52.50	56.00	69.30	79.30	-	-	3.50	13.30
BM02-02	surface	surface	3.66	25.20	29.40	41.50	45.11	-	21.54	4.20	12.10
BM02-03	surface	surface	5.13	24.60	29.20	-	30.50	5.13	19.47	4.60	-
BM02-04	5.50	-	-	25.80	30.20	-	31.85	-	-	4.40	-
BM02-05	6.65	-	-	13.10	17.82	30.85	35.40	-	-	4.72	13.03
BM02-06	2.15	-	-	8.5	12.95	-	21.70	-	-	4.45	-
BM02-08	11.20	-	-	-	15.25	-	15.85	-	-	-	-
BM04-01[2]	surface	surface	-	23.40	26.10	41.70	44.50	-	-	2.70	15.60
BM04-02[2]	surface	surface	-	24.60	30.00	41.20	42.00	-	-	5.40	11.20
BM04-03	surface	surface	6.00	26.00	30.60	43.40	45.00	6.00	20.00	4.60	12.80
BM04-04	3.80	-	-	24.40	28.10	41.65	42.00	-	-	3.70	13.55
BM04-05	surface	surface	6.00	26.50	30.50	44.50	46.00	6.00	20.50	4.00	14.00
BM04-06	2.00	-	4.40	25.60	30.30	43.30	45.00	-	21.20	4.70	13.00
BM04-07	1.00	-	-	6.95	11.25	24.00	27.00	-	-	4.30	12.75
BM04-08	14.00	-	-	18.40	22.80	36.00	39.00	-	-	4.40	13.20
BM04-09	3.00	-	-	6.60	11.70	24.60	27.00	-	-	5.10	12.90
BM04-10	4.00	-	5.50	-	-	-	8.50	-	-	-	-
Mean									20.54	4.37	13.08

Notes: (1) Hole outside project area
            (2) Unit 1 at surface at these locations, no core recovered across top of Unit 3

Project No.: 152547	Page 11-2

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Logging Protocol, Hammerstone Quarry Drill Core

Lithology	Share %	Lms Nodule	Shale Bed
Massive Limestone	0 to 5	Size (cm)	Thickness
Nodular Limestone with Wispy Shale	5 to 10	N/A	NA/
Nodular Limestone in Shale Mix	10 to 30	<1	<1
Shaley Nodular Limestone	30 to 50	1 - 3	1 - 3
Shale with Limestone Nodules	50 to 70	3 - 5	3 - 5
Calcareous Share	> 70	> 5	> 5

Structure
ND - Not Determined
0 - None Observed
1 - Minor Fracturing
2 - Minor Fracturing w/localized (<1m) moderate fracturing
3 - Moderate Fracturing 1-5 meter
4 - Moderate Fracturing >5 meters, localized intense fracturing
5 - brecciation and/or intense fracturing over >1 meter and/or inclined >20 degrees

Alterations		Shale Color	Color
De-Calcification		Tan	White
Sideritization		Brown	Tan
Silicification		Orange	Brown
		Grey	Orange
Secondary Mineralizations		Lt. Grey	Grey
Sulphides		Dk. Grey	Lt. Grey
Barite		Green	Dk. Grey
Pyrrhotite		Lt. Green

Formation
Quaternary
McMurray
Moberly
Christina
Calumet
Firebag

Figure 11-1: BMR Core Logging Protocol

Project No.: 152547	Page 11-3

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Core Number	Easting (NAD 83)	Northing (NAD 83)	Max Depth (m)	Logged by	Date Logged	Elevation (m)	Location Data Source
BM 02-03	465969.94	6338567.2	30.5	GK		277.18	Ground Survey

From (m)	To (m)	Thickness (m)	Recovery (%)	Lithology	Unit	Shale%	Shale Bed Thickness	Shale Color	LmsNod	LmsCol	Structure	Alteration	Description
0	2.15	2.15	0			0						None	Casing; mud and carbonates
2.15	5.13	2.98	65	Massive limestone	U4 (UQU)	10	< 1 cm	Grey	3-5 cm	Tan	3	None	Sections of massive to nodular texture due to structure; Major fractures above 5.10m; Crinoid fragments
5.13	6.05	0.92	25	Nodular limestone in shale matrix	U3	15	< 1 cm	Grey	1-3 cm	Grey	3	Sideritization	Crinoids; Orange sideritzation within parts of limestone @ 5.15; Major fracture @ 5.20m.
6.05	7	0.95	100	Nodular limestone in shale matrix	U3	15	< 1 cm	Dark grey	1-3 cm	Grey	2	None	Shale becomes lighter color down section (6.70m) and becomes more expanding when wet.
7	9.45	2.45	55	Nodular limestone in shale matrix	U3	10	< 1 cm	Grey	1-3 cm	Light grey	3	None	Unit would be very competent if there was no structure. Extensive structure from 8.20m - 9.45m
9.45	15.25	5	100	Shaley nodular limestone	U3	35	1-3 cm	Dark grey	1-3 cm	Grey	2	None	Shale internal from 10.10m - 10.50m; Fractured from 11.00m - 11.25m; 5cm thick calcite mineralization @ 12.95m; Occassional crinoids throughout shale.
15.25	18.7	3.45	100	Nodular limestone in shale matrix	U3	25	1-3 cm	Dark grey	1-3 cm	Grey	2	None	Shale increases towards bottom of section. Shallowing interval; Crinoid bed at top of interval; Rare crinoids throughout remainder of interval; Calcite filled vugs and vertical fractures throughout interval; Bitumen staining in fractures; Bedding offset at 18.35m from fracture/fault
18.7	23.75	5.05	100	Shaley nodular limestone	U3	40	1-3 cm	Grey	1-3 cm	Light grey	3	None	Major fracture with brecciation @ 19.80m; 0.30m thick 20% shale unit @ 20.15m; Hardground at base of interval. Blackened clasts and crinoids; Hardground @ 20.80m, blackened clasts and brachs; Occasional amphipora near top section; Brecciation and fracturing, 45 cm thick @ 23.45m. Bedding at 60deg. to horizontal from base of brecciation down to bottom of section; Occassional crinoids throughout section.

Figure 11-2: Example of a core logging sheet for a Birch Mountain hole

Project No.: 152547	Page 11-4

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM02-06
BM04-07
BM02-03
BM04-05
BM04-06
BM02-02
BM04-08
BM96-04
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-05
BM96-02
N
LEGEND
Drill Hole
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
0
500
1000
METRES
REV YY/MM/DD REVISION DRN DSN CHK
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION:
THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY
YY/MM/DD
CHK.
DSN.
DRN.
CM
06/07/04
Birch Mountain
AREA
SUBJECT
HAMMERSTONE PROJECT
DRILL HOLE LOCATION
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

Figure 11-3: Drill hole location map

Project No.: 152547	Page 11-5

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

12.0     SAMPLING METHOD AND APPROACH

Outcrop and Bulk Sampling

Mapping and surface outcrop sampling programs were conducted in the MVQ area in 2001, 2003 and 2004 in order to locate, describe and sample outcrops of the Devonian limestone. At each location, a representative sample was collected and the lithology described. These descriptions were used to provide detailed spatial and vertical characterization of the limestone units. The outcrop or subcrop sampled was marked on air photos and field topographic maps, and a GPS reading was collected and recorded. A one kilogram representative sample was obtained from each outcrop using a geology hammer. The sample usually included both weathered and fresh material. It was placed in clear plastic bag marked with the sample number, and flagging tape was used to mark the sampling location. Samples were stored in 5 gallon plastic pails and shipped to Birch Mountain's core storage facility in northeast Calgary at the end of the field season.

If the samples were to be analyzed, the entire sample was shipped to the analytical laboratory from the core storage facility in Calgary. Any portion of the sample not consumed in the analytical procedure was returned as pulp and is currently stored at Birch Mountain's core storage facility. Samples not sent for testing are currently stored at Birch Mountain's core storage facility.

Bulk sampling locations were selected in order to provide a larger representative sample of a particular unit for aggregate testing. At each mini-bulk sample location (UQUMP series), one five gallon rock pail was filled with Unit 4 limestone collected under the supervision of Birch Mountain staff. If needed, the outcrop was broken up using jack hammers. until competent rock was encountered. Only fresh material was sampled. Sample numbers were inscribed on both the pail and the lid. Samples deemed to be of better aggregate quality were shipped to Calgary and sent for aggregate analysis. Samples not sent for testing and the portions of samples not consumed during testing are stored at BMR's Calgary core storage facilities. At the larger bulk sampling locations (BMBS series), rock was first blasted and then collected with a backhoe. The samples were placed directly into tandem trucks and hauled to Stony Valley Quarry's crushing facilities south of the MVQ. These samples were crushed and placed in stockpiles. These stockpiles were sampled in accordance with CSA A23.2-1A(8) and sent for further aggregate testing. Sample stockpiles of units 2 and 4 remain at Stony Valley's facility.

12.1     Drill Core Sampling

Birch Mountain conducted a number of drilling programs prior to 2002 for precious metals and diamond exploration. In 2002 and 2004, drill programs were conducted on the MVQ and Hammerstone properties in order to outline the geology and explore the calcinable limestone and aggregate resource potential. All drilling locations were selected by Birch Mountain staff and all drilling was conducted directly under the supervision of Birch Mountain. At the drill site, core from each drill hole was placed into wooden boxes with hole numbers, core runs and depths clearly marked on each box. In 2002, the core boxes were taken to the McMurray Resources Research and Testing (MRRT) facilities in Fort McMurray, Alberta. The 2002 core

___________________
8 Communication from Russ Gerrish, P.Eng - V.P. Engineering and Operations, BMR.

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

was cut into halves at MRRT and then shipped to Birch Mountain's core logging facility in Calgary. In 2004, the drill core was shipped directly to Calgary and halved by Birch Mountain staff. All logging and sampling was conducted by Birch Mountain staff at its Calgary facilities. All drill core is currently stored at Birch Mountain's core storage facility.

Prior to 2002, the limestone zone was sampled at nominal 1 meter intervals for the purposes of precious metals assaying and multi-element geochemical analysis. From 2002 onward, composite core samples were assembled from multiple drill cores in order to obtain enough material for aggregate testing. The composite intervals were limited to lithological boundaries. Material of similar lithological characteristics were combined to form the composites. All samples were collected by Birch Mountain geology staff. Information about each sample were recorded on to sample tags attached to the core boxes and placed in the sample bags. The information was added to the electronic sample data base. The sample bags were placed into 5 gallon plastic pails. The sample numbers were marked on the pails and on the self sealing lids. The pails were transported to the laboratory using a local transportation company.

Any portions of samples not destroyed during the testing process are stored at Birch Mountain's core storage facility.

Project No.: 152547	Page 12-2

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

13.0     SAMPLE PREPARATION, ANALYSES, AND SECURITY

13.1     Calcination of Reagent Limestones

Sample preparation and analysis protocols for determining suitability of limestone to yield a quality lime product were set up and executed by FFE Minerals USA Inc. Procedures, test results, and comments are provided in the metallurgical testwork section (Section 16.0). Generally, the key quality components for calcinable limestone are the following:

  Chemical analysis for CaO (potential CaO percentage) and impurity levels (SiO2, MgO, and Al2O3+Fe2O3).
  Burnability – how much time is needed to fully calcine the sample and an assessment of potential processing problems related to thermal and mechanical breakage during calcining.
  Slakability (ASTM C-100 for limestone lime) – hydration reactivity of lime product, measured as how much time it takes for a 40 C hydrate temperature rise.
  Availability – the reactivity or availability of lime product after a 60 minute burn test (given as a percentage of the potential CaO).
  Breakage test – thermal and mechanical breakage tests. The former tests resistance to thermal breakage throughout the temperature range of the test (maximum of 1,800 F) and the latter tests resistance to mechanical breakage during the same temperature range of the test.
  Hardgrove – hardness of calcined product.
  Off-gas emission test – recording of gas emissions during a set preheat temperature range (100 F to 1,000 F, by 25 F increments).

To evaluate the quicklime potential of core intervals not tested by FFE, selected intervals were submitted to Acme Analytical Laboratories Ltd. (Acme), Vancouver, B.C., for sample preparation and whole rock geochemical analysis by ICP-AES (inductively coupled plasma–atomic emission spectrometry). Acme is an accredited laboratory certified under ISO 9002. Unit 2 drill hole intersections as well as select bracketing samples above and below it were submitted for analyses. The suite of surface samples collected by BMR in 2001 was also submitted to Acme for analysis.

Sample preparation involved crushing the entire sample to -10 mesh, then pulverizing a representative 250 g split to -150 mesh. The samples were analyzed for major oxides and trace metals following Acme's Group 4A analytical method, which involves ICP-AES analysis of a 0.200 g sample split using acid digestion of a lithium metaborate fusion. Carbon and sulphur were determined by Leco element analyzer, and loss-on-ignition (LOI) was determined by thermogravimetric analysis.

The samples were analyzed in three batches. The first batch included samples of Unit 2 from each drill hole. Replicate analyses of original pulps were requested on two samples with somewhat unusual compositions; these analyses are included in report. Values agree closely with the original values. The third batch comprised non-Unit 2 samples.

Project No.: 152547	Page 13-1

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Acme's standard QA/QC protocol was applied all to the sample analyses. This protocol involves including replicate sample analyses within a batch and running a batch with a standard sample. The replicate analyses in the first batch gave relative standard deviations for major oxides from 0.14% to 4.09%. In the third batch, the replicate analyses gave relative standard deviations slightly higher than the first batch. The three replicate analyses of the standard gave relative standard deviations of less than 1% for all major elements with the exception of CaO, which was 2.73%.

Quicklime potential is estimated by determining a proxy for "potential CaO" (available CaO equals about 95% to 97% of the potential CaO). The proxy consists of calculating the potential CaO+MgO for each of the intervals tested. The basis for this calculation is that both CaO and MgO contribute to SO2 consumption in FGD applications and to the generation of hydroxide ions for stripping metal ions in water treatment, and both are measured by the sugar test for available lime (dissolving of the lime product in a sugar solution, then titrated with HCl) The calculation is:

Potential CaO+MgO = [(CaO + MgO)/(Sum all oxide – LOI)] x 100%

where "Sum" is the sum of all measured components and "LOI" is loss-on-ignition. Comparison of calculated potential CaO+MgO and FFE potential CaO shows reasonable agreement.

13.2     Direct Ship Reagent Limestones

Subsequent to the 2005 Technical Report, BMR has investigated the marketing of other reagent limestone products in addition to quicklime. Specifically, these would be crushed and screened reagent grade limestone direct shipped for use in (FGD) and (FBC).

Generally, the key quality component for these products is the CaCO3 concentration in the crushed limestone. The higher the CaCO3 content in the reagent limestone, the more cost effective the product for the end user. It is anticipated that an average minimum value of 85% CaCO3 would meet the needs of the local customers.

CaCO3 concentrations were tested by Acme and FFE Minerals as part of the standard whole rock analysis in most of the drill core samples and many of the outcrop and other surface samples. Sample analysis procedure is described in Section 13.1.

13.3     Aggregate

Aggregates for general use in road base and sub-base account for approximately 92% to 95% of the forecast needs for the area (CERI 2006, Davis 2006 and Norwest 2006). Aggregate specifications will vary from project to project, but would generally follow those laid out by Alberta Transportation, whose specifications for the applicable types of aggregates are as follows:

  Designation 6, Pit Run Gravel Fill – gradation, percent passing the 80 µm sieve (2% to 15%), plasticity index NP-8.
  Designation 4, Gravel Surfacing Aggregate – gradation, percent passing the 80 µm sieve (0% to 12%), percent fracture (40+%), plasticity index NP-8.

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

  Designation 2, Base Course Aggregate – gradation, percent passing the 80 µm sieve (2% to 10%), percent fracture (60+ %), plasticity index NP-6, LA abrasion loss (50% max), dry strength of non-plastic aggregates.

  Designation 1, Asphalt Concrete Aggregate – gradation, percent passing the 80 µm sieve (4% to 10%), percent fracture (60% to 90+ %), plasticity index NP, LA abrasion loss (40% max).

Alberta Transportation also requires that the aggregate be free from injurious quantities of flaky particles, soft shales, organic matter, clay lumps, and other foreign matter. Some aggregate designations limit this to 3%. Alberta Transportation has its own sample preparation protocols for testing aggregates, as detailed in the following list. Tests designated ATT or TLT refer to Alberta Transportation test procedures. Comparable test methods from CSA or ASTM are also noted.

  Sieve analysis (ATT-25 or 26; CSA A23.2-2A)
  Dry strength of non-plastic aggregates (ATT-54)
  Plasticity index (AASHTO T90). Note: AASHTO = American Association of State Highway and Transportation Officials
  Percent fracture (ATT-50)
  Los Angeles abrasion resistance (AASHTO T96; CSA A23.2-16A & 17A)
  Detrimental matter in coarse aggregate (abbreviated petrographic analysis TLT-107; abbreviated ASTM C294)

Aggregates for use in Portland cement concrete account for approximately 5% to 8% of the forecast needs for the area (CERI, Davis, Norwest, 2006). The CSA has a full slate of specified tests for aggregates to be used in concrete. The major ones are as follows:

  Sieve analysis (A23.2-2A)
  Amount of material finer than 80 µm (A23.2-5A)
  Relative density and absorption (A23.2-6A & 12A)
  Magnesium sulphate soundness (A23.2-9A)
  Density of aggregate (A23.2-10A)
  Alkali-aggregate reaction (A23.2- 14A)
  Petrographic examination (A23.2-15A)
  Los Angeles abrasion resistance (A23.2-16A).

The CSA has other tests for more specific characteristics, but they are only used as warranted by the potential for problems with the material.

Project No.: 152547	Page 13-3

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

14.0     DATA VERIFICATION

In 2004, AMEC qualified person Dr. Stephen Juras directed AMEC personnel through the process of checking the mapping of outcrops and road cuts and, the core logging for the 21 core holes available at the time of AMEC's previous field review. It was determined that BMR's logging and mapping was done professionally and accurately. During that site visit, AMEC personnel visited drill collar sites and found that their locations agree with the locations shown on project maps. AMEC's current opinion is that this previous verification work on the raw geological data gathering methodology is still valid. AMEC visited the Calgary core storage facility (May 2006). A representative number of drill cores were examined. The geological description and unit interval boundaries were checked between the core and the written logs. AMEC determined that the information recorded on the written drill logs was both qualitatively and quantitatively accurate.

This report is based on the information assembled for the Hammerstone Project, 2006 Pre-Feasibility Update Report. All geochemical, quicklime, reagent limestone and aggregate test work as well as all market, cost, engineering and financial data mentioned in this report are documented and available for inclusion in the Hammerstone Pre-Feasibility Study Update Report and have been reviewed by the author.

For this Technical Report, AMEC compared information from all the written drill core logs with electronic data base entry information. The minor number of discrepancies noted were brought to the attention of BMR geological staff. Sufficient explanation was obtained for AMEC to validate the electronic data base and declare it to be adequate for the resource interpretation and estimation that has been performed.

Russ Gerrish, P. Eng., provided to AMEC copies of the aggregate test results. Testing was carried out for: Los Angeles abrasion resistance, magnesium sulphate soundness, absorption, and density. Mr. Gerrish also supplied test results relating to specialized crushing tests performed by Metso Minerals, Mineral Research and Test Center, Milwaukee, WI; (a division of Metso Corporation, Helsinki, Finland). Results of these tests carried out by EBA and Metso are consistent with those stated in this report and utilized in the Pre-Feasibility Study and its subsequent update.

Spatial control for Hammerstone is provided by an airborne LiDAR (Light Detection and Ranging) surface elevation survey and associated orthophoto flown in May, 2004. The LiDAR data density is approximately one data point per metre and the accuracy is approximately ±30 cm horizontally and ±20 cm vertically. The BM02-series drill holes were surveyed in 2004, the location of all other drill holes and surface features (roads etc.) is from the LiDAR survey and orthophoto. All surface mapping and sample locations were determined by hand-held GPS and adjusted where needed using the more accurate Lidar survey.

Project No.: 152547	Page 14-1

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

15.0      ADJACENT PROPERTIES

BMR currently hold the metallic and industrial mineral rights under 402,748 hectares of land in and around the Athabasca oil sands region of Northeastern Alberta.(9) In the Hammerstone area, all the limestone rights are controlled by BMR. Rights to the oil sands are controlled by others. This affects BMR where there are oil sands overlying their limestone rights. At the Hammerstone project site, along the east side of the property, Shell Canada owns oils sands rights to Leases 90 and 13 that cover approximately 248 hectares within the Hammerstone project boundary. BMR has negotiated a co-operation and information sharing agreement with Shell Canada's partly owned subsidiary Albian Sands Energy Inc (Albian). Albian is the joint venture that is mining Shell's oil sands leases in the area. It is anticipated but not certain the Albian will mine off Shell's oils sands before BMR exhausts it's limestone reserves at Hammerstone. All limestone located under this Shell exclusion zone is not counted in any reserve estimates.

9 Source: BMR website - Industrial Minerals page

Project No.: 152547	Page 15-1

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

RGE 13
RGE 12
RGE 9
RGE 8
RGE 5
RGE 4
TWP 100
TWP 99
TWP 96
TWP 95
TWP 91
TWP 90
Study Area
Fort McMurray
Edmonton
Calgary
ATHABASCA RIVER
Firebag River
McClelland Lake
Kearl Lake
Muskeg River
Ells River
Dover River
Fort McKay
McKay River
Steepbank River
6370000
6330000
450000
490000
N
10
5
0
10
20
Kilometres
1:500,000
Legend
Road
Proposed Developments
Syncrude - Aurora North
Syncrude - Aurora South
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION:
THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT THE PERMISSION OF AMEC AMERICAS, LTD.
Birch Mountain
PROJECT NO.
BY
YY/MM/DD
APP.
CHK.
DRN.
CM
06/07/03
COORDINATE SYSTEM
PROJECT PHASE
SCALE
1:500,000
DRAWING NO.
amec
SUBJECT
Project Location
REV.

Figure 15-1: Adjacent Oil Sand Properties

Project No.: 152547	Page 15-2

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

16.1     Calcine Testing of Reagent Limestone

A description of the test results is given below.

16.1.1   FFE Testing

Seven samples of the Unit 4 and eight samples of the Unit 2 were analyzed for quicklime properties by F.L. Smidth Inc. of Bethlehem, PA, the analytical branch of FFE Minerals USA Inc. Unit 2 is designated as the principal source for quicklime production. Based on the results, it is feasible to feed some amounts of Unit 4 into the activated limestone and quicklime process. However, as at publication date of this Technical Report, all of Unit 4 is designated for direct ship reagent limestone product or, concrete aggregate. The F.L. Smidth analysis includes an assessment of:

  Physical description of the limestone
  Chemical analysis of both the limestone feed and lime product
  Burnability
  Slaking time
  Available CaO of the lime product
  Thermal and mechanical breakage
  Hardgrove hardness
  Off-gas emissions during calcining.

The average potential CaO of Unit 2 and the available CaO of the quicklime product exceed relevant specifications. Impurity levels are below specification except for Fe2O3+Al2O3 which is only slightly above. Burnability was reported as good and off-gas emissions are high enough to be a consideration in kiln design. Thermal breakage is reported as fair and mechanical breakage is reported as fair to poor.

16.1.2  Cimprogetti Testing

FFE's preliminary assessment of the relatively low mechanical strength of Unit 2 was that it might not be appropriate for a vertical shaft kiln. To better assess the suitability of Unit 2 for a vertical shaft kiln, samples were submitted for testing to Cimprogetti, a manufacturer of vertical kilns in Italy. Cimprogetti's appraisal was that Unit 2 would be suitable, but precautions were indicated for off-gasses, high quantities of Fe2O3 potentially blocking the kiln, and high amounts of dust. A test was also run on Unit 4. It was deemed suitable with a precaution regarding high quantities of Fe2O3 potentially blocking the kiln.

Project No.: 152547	Page 16-1

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

16.1.3  Metso Minerals Testing

Metso Minerals Industries of Danville, Pennsylvania, evaluated the suitability of Unit 4 and Unit 2 for a preheater, rotary lime kiln through four testing procedures: a Metso Limestone Evaluation (LSE), a Proximate and Ultimate Analysis, a Direct-Fired Small Batch Rotary Kiln Test (RKI) and a Thermo-Gravimetric Analysis (TGA). The results for Unit 4 will be reported as this unit may still be upgraded as an activated lime product compared to a crushed, screened and direct shipped FGD/FBC limestone.

Unit 4

Metso reports that the Unit 4 sample is a limestone of quite reasonable quality with good mechanical and thermal strength, which would not abrade very much in a preheater rotary kiln type. Metso notes the high SiO2 content but indicates it is not enough to warrant concern. The RKI of the Unit 4 sample is reported as "extraordinarily good", indicating very little tendency to decrepitate or break down during processing in a Metso preheater/rotary kiln. The slaking test of the Unit 4 lime sample product shows it to have medium to high reactivity. Nothing of concern is reported from the TGA evaluation.

Unit 2

Metso reports that the Unit 2 sample is a limestone of reasonable quality with similar mechanical strength to the Unit 4 sample and slightly lower thermal strength. The RKI of the Unit 2 is reported as "typical", indicating slightly more dust and a higher feed-to-product ratio than the Unit 4 sample. The slaking test of the Unit 2 lime product showed it to have medium to high reactivity.

The bitumen content of the Unit 2 sample was a factor in a number of the Metso analyses. The bitumen content was measured to be approximately 2% by the proximate analysis and although it produced black smoke and flame in the static bed muffle furnace test it did not manifest itself in a similar way during the small batch rotary kiln test. Metso reports the only apparent affect of the bitumen on the calcining process is to increase the decrepitation slightly, with Unit 2's physical characteristics still behaving "typical, average". Metso's assessment of the TGA analysis of the Unit 2 sample indicates the off-gasses from the bitumen would be released below 300°C, prior to it entering the preheater. This could be mediated by a duct-burner in the preheater outlet or other adaptation.

16.2     Aggregate Testing

16.2.1  EBA Aggregate Testing

Twenty-four samples of Unit 4, fourteen samples of Unit 3, and thirteen samples of Unit 1 have been analyzed for aggregate properties by EBA Engineering Consultants Ltd. of Calgary, Alberta. The EBA analysis includes aggregate testing for:

  Los Angeles Abrasion (LA Abrasion) – CSA A23.2-16A
  Magnesium Sulphate Soundness (MSS) – CSA A23.2-9A
  Compression Strength – CSA A23.2-14C

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BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

  Apparent and Bulk Relative Density – CSA A23.2-12A
  Absorption – CSA A23.2-12A.

Grading was not tested, as this will be controlled in processing.

All of the tests were carried out in accordance with the specifications of the Canadian Standards Association (CSA), in particular A23.1-00/A23.2-00, "Concrete Materials and Methods of Concrete Construction/Methods of Test for Concrete." These are the guidelines for most of the ready-mixed concrete produced in Canada. In addition, two tests were carried out using procedures of ASTM (American Society of Testing and Materials): C295, "Petrographic Examination of Aggregates" and D4318, "Plasticity Index of Soils." The test results are summarized in Table 16–1 and discussed further below.

Unit 4 Aggregate Test Results – Tests have indicated that, from a mechanical perspective, coarse aggregates made from Unit 4 can be used to make aggregate for Portland cement concrete. All of the LA abrasion results are below the CSA A23.1-00, Section 5 (Table 6), maximum limit of 50% loss for coarse concrete aggregates. For MSS, the same table lists the maximum of 12% for extreme conditions (C-1 – reinforced concrete exposed to chlorides, C-2 – plain concrete exposed to chlorides and freezing and thawing, and F-1 – concrete exposed to freezing and thawing in a saturated condition but not to chlorides). Only 3 of the samples had MSS results above this criteria. The MSS limit for all other exposure classes is 18%, and all but one of the test results met this condition.

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Table 16-1: Summary of Aggregate Test Results

			Bulk Relative	Bulk Relative	Apparent Relative	Absorption
EBA Sample #	LA Abrasion	MSS	Density	Density-SSD	Density	(%)	Plasticity
UNIT 4 (UNIT 4)
BM03-C4-004	27.3	0.9	-	-	-	-	-
BM04-C4-006	30.6	18.0	-	-	-	-	NP
BM04-C4-007	32.1	7.0	2.491	2.574	2.715	3.3	-
UQUMP04-01A	28.1	9.5	-	-	-	-	-
UQUMP04-01C	27.3	-	-	-	-	-	-
UQUMP04-02	27.1	-	-	-	-	-	-
UQUMP04-03	27.8	21.1	-	-	-	-	-
UQUMP04-04	27.8	9.4	-	-	-	-	-
UQUMP04-05	37.3	-	-	-	-	-	-
UQUMP04-06	32.3	7.4	-	-	-	-	-
UQUMP04-07	28.9	16	-	-	-	-	-
UQUMP04-08	33.2	-	-	-	-	-	-
UQUMP04-09	26.3	-	-	-	-	-	-
UQUMP04-10	28.8	-	-	-	-	-	-
UQUMP04-12	30.0	-	-	-	-	-	-
UQUMP04-13	25.9	9.1	-	-	-	-	-
UQUMP04-14	24.0	-	-	-	-	-	-
UQUMP04-15	24.6	10.7	-	-	-	-	-
UQUMP04-16	25.6	-	-	-	-	-	-
UQUMP04-17	27.9	-	-	-	-	-	-
UQUMP04-18	26.9	11.3	-	-	-	-	-
UQUMP04-19	28.3	-	-	-	-	-	-
UQUMP04-20	32.3	-	-	-	-	-	-
UQUMP04-0	32.0	-	-	-	-	-	-
Average(arithmetic)	28.9	10.9	-	-	-	-	-
UNIT 3
BM03-A3-001	34.0	24.8	2.569	2.616	2.695	1.8	-
BM03-B3-002	51.0	-	-	-	-	-	-
BM03-A3-003	-	53.1	-	-	-	-	-
BM04-A3-011	38.3	-	-	-	-	-	NP
BM04-B3-012	56.2	-	-	-	-	-	-
BM04-B3-013	51.6	-	-	-	-	-	-
BM04-A3-017	35.5	-	-	-	-	-	NP
BM04-A3-018	33.3	-	-	-	-	-	NP
BM04-B3-020	62.5	-	-	-	-	-	-
BM04-B3-021	51.7	-	-	-	-	-	-
BM04-B3-022	39.1	-	-	-	-	-	-
BM04-A3-023	37.4	53.7	-	-	-	-	NP
BM04-B3-027	48.2	-	-	-	-	-	-
BM04-A3-028	38.6	-	-	-	-	-	NP
Average	44.4	43.9	-	-	-	-	-
UNIT 3A*
L-66	26.5	8.3
L-67	29.5	7.0
UNIT 1
BM03-A1-005	32.2	25.9	-	-	-	-	-
BM04-C1-008	32.7	22.3	-	-	-	-	NP
BM04-C1-009	27.7	59.7	-	-	-	-	NP
BM04-C1-010	37.0	53.5	-	-	-	-	NP
BM04-A1-014	35.1	31.7	-	-	-	-	NP
BM04-A1-015	37.0	62.3	-	-	-	-	NP
BM04-A1-016	34.6	36.5	-	-	-	-	NP
BM04-A1-019	34.0	51.4	-	-	-	-	NP
BM04-A1-024	30.0	33.0	-	-	-	-	NP
BM04-A1-025	33.8	15.6	2.575	2.630	2.726	2.1	-
BM04-A1-026	35.3	48.2	-	-	-	-	NP
BM04-A1-029	32.6	37.0	-	-	-	-	NP
Average	33.5	39.8	-	-	-	-	-
BM00-002	49.4	AMPa (Compressive Strength of Rock)			-	-	-

* - Unit 3A tests are split of same 20 tonne bulk sample upgraded through specialized crushing and screening

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Unit 3 (unsegregated) Aggregate Test Results – The test results indicate that aggregate made from Unit 3, without amelioration through processing, could be used to make certain aggregates that comply with Alberta Transportation specifications. All of the samples tested were non-plastic, and because the aggregates are quarried, all particles have 100% fracture. So apart from gradation, which is controlled through crushing and screening, the other major criterion is LA Abrasion Loss. For Designation 2 – Base Course Aggregates, the LA Abrasion limit is 50% loss. Eight of the thirteen results are below 50%, so through selective quarrying alone, Designation 2 aggregates can be produced. For other materials, Designation 6 – Pit Run Gravel Fill, for instance, there is no LA Abrasion specification. Losses from samples with higher LA Abrasions come from the abrading of the softer shale matrix. A single test has shown that through high-impact crushing, screening, and the elimination of fines, it is possible to produce aggregates with an LA Abrasions value less than 50% on a consistent basis. It will therefore be possible to produce aggregates as high as asphalt quality through processing and selective quarrying (see Section 16.2.2 for details).

Unit 1 Aggregate Test Results – The Alberta Transportation specifications were again used to judge the potential use of aggregates from Unit 1. Here again, all of the samples tested proved to be non-plastic. The LA Abrasion results were less variable than for Unit 3, with a lower average of 33.5% abrasion loss. Percent fracture of the limestone aggregates is assured at 100%, and gradation will be met through crushing and screening. Based on these specifications, aggregates from Unit 1 will make the full range of sub-base, base, surfacing, and asphalt aggregates to comply with Alberta Transportation specifications. One sample of rock from Unit 1 was tested for compressive strength. It was evaluated to be 49.4 MPa.

16.2.2  Metso Minerals and EBA Results on upgraded aggregate

Unit 3A Aggregate Test Results - The bulk sample taken in March 2005 was submitted to Metso Minerals on May 2, 2005 for specialized crushing and screening in an attempt to remove shale material, hence upgrading the limestone percentage by weight. The goal was to see if Unit 3 intervals that display lower shale percentages can produce higher value products such as aggregate for Portland cement concrete. Two samples that began with 15% or less shale and, shale between 15% and 30% respectively, were subjected to a double pass, crushing and screening test by Metso. The as received material from bulk sample was screened to +5/8". This coarse material was split into four samples and run through a NP1007 impact crusher using a different feed rate speed for each sample. The results of this first pass were analyzed and the products from the two middle speed rate tests were re-combined, screened at +1/4" and fed through the impact crusher again at a speed and feed rate matching the rates of the first test. A test for un-screened raw feed was also performed. Five gallon bucket samples from all intermediate and final tests were saved for further testing by BMR.

The resultant sample representing the 15% shale was sent to EBA for aggregate testing. The sample was split and tested twice (for repeatability). The results in Table 16-1 for Unit 3A show an improvement in the LAA values (average of 28) and, significant improvement in the MSS values (average 7.7). This material could be used for Portland cement concrete aggregate.

16.2.3  EBA Concrete Testing

EBA Engineering Consultants Ltd. conducted a number of tests to assess the suitability of Unit 4 to produce Portland cement concrete. The first, and standard test for concrete, is

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compressive strength. EBA followed all of the procedures contained in CSA Standard A23.2 to prepare the cylinders, and test them in accordance with chapter A23.2-9C. Concrete is normally assessed on its compressive strength after 28 days, although normally there are cylinders broken at 7 days for an early indication. A mix design was supplied by a Fort McMurray ready-mix producer that targets a 30 MPa compressive strength at 28 days using local sand and gravel aggregates. Three batches were prepared using essentially the same aggregate components: limestone coarse aggregate, and local Fort McMurray concrete sand for the fine aggregate. Results are summarized below for samples tested in the autumn of 2004 from the bulk sample pit:

The 7-day results showed average compressive strength for Mix 1 was 32.4 MPa (4 cylinders), Mix 2 was 29.6 MPa (2 cylinders), and Mix 3 averaged 30.3 MPa (2 cylinders). Seven of the eight test cylinders had achieved 28-day compressive strength in 7 days. The complete 28 day test of 4 of the cylinders showed Mix 2 averaged 39.1 Mpa and Mix 3 averaged 38.7 Mpa. Total entrained air content ranged from 5.8% to 7.5%.

In another series, EBA ran tests on the limestone aggregate to assess Alkali-Aggregate Reactivity. Four concrete batches were prepared for this test: two using limestone coarse aggregate with local Fort McMurray concrete sand, and two using limestone for both the coarse and fine fractions. This test was done in accordance with CSA test method A23.2-14A, "Potential Expansivity of Aggregates (Procedure for Length Change due to Alkali-Aggregate Reaction in Concrete Prisms)." CSA states in Appendix B of A23.1-00, "Concrete prism tests of fine and coarse aggregates indicate that potentially reactive aggregates occur throughout the province [of Alberta]. Virtually all of the gravels in Alberta are, according to the concrete prism test, at least moderately reactive." Appendix B of A23.1-00 further lists expansion limits for various exposure conditions, the most stringent of which is for no more than 0.02 percent expansion at three months. The results after 56 weeks show a maximum expansion of 0.010% (Table 16-2), well within the limits suggest by CSA A23.1-00.

EBA was also asked to perform a petrographic analysis of the limestone coarse aggregate and to calculate the Petrographic Number (PN). The petrographic analysis is a method of appraising the quality of an aggregate, and the PN is a numerical method of expressing the quality of that aggregate (the lower, the better – the optimum PN is 100). Generally, a PN of 130 or less is required for an aggregate to be considered suitable to produce Portland cement concrete. The limestone coarse aggregates from the Unit 4 have a PN of 110 and have been declared physically suitable for use in concrete.

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Table 16-2: Summary of Alkali Reactivity Testing by EBA

Time (weeks)	Expansion (%)
	Sample TC04-	Sample TC04-	Sample TC04-	Sample TC04-
	01 agg. +	02 agg. + L-53	01 agg. + L53	02 agg. +
	TCO4-01 sand	sand	sand	TC04-01 sand
0	0.000	0.000	0.000	0.000
1	-0.002	-0.006	-0.005	-0.003
2	-0.002	-0.006	-0.001	-0.001
4	0.000	-0.003	0.000	-0.001
8	0.000	-0.002	-0.003	0.001
13	0.006	-0.002	0.007	0.006
18	0.004	0.001	0.006	0.005
28	0.009	0.004	0.008	0.009
39	0.004	0.001	0.008	0.005
56	0.006	0.001	0.010	0.005

Note - agg. = aggregate

16.2.4  Stony Valley Test Crush

In the summer of 2004 a pilot-scale test of Unit 4 was conducted at a nearby aggregate plant. A contractor was hired to drill and blast approximately 300 tonnes of sample (location shown on ) and haul the raw material to a nearby gravel pit operated by Stony Valley Contracting Ltd. where the limestone was crushed and screened using a 20 x 36 primary jaw crusher and a 48" cone. The crusher was configured to produce a 25 mm (1" minus) road crush.

A limited amount of fine overburden material was found in the first part of the test crush run. It was decided to install a bypass screen at the primary feeder and reject all material finer than 10 mm (3/8). This configuration was observed to reject most of the fine overburden material and produced material was much coarser in gradation and lighter in colour than without the minus 10 mm (3/8) screen.

Although the crushing spread consisted of equipment that was much smaller than has been envisioned for the Hammerstone quarry, there were no major problems in the test crush. The only situations came from a couple of oversize slabs that became wedged in the feeder. There were no material-related problems.

16.2.5  Testing for CaCO3 content

Both Acme and FFE Minerals performed whole rock analysis on drill core and surface samples including determination of CaCO3 content. For reagent limestone direct ship, BMR is expecting to provide a crushed and screened product at CaCO3 contents of 85%, 90% and 95% with a nominal average of 90% CaCO3. It is expected that all the units would be able to supply limestone of this quality level although not from all locations as CaCO3 content varies more widely in Units 1 and 3. Some upgrading through additional crushing and screening is anticipated for Unit 3 to meet the product specification. A summary of CaCO3 results is shown on Table 16-3 below.

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Table 16-3: CaCO3 concentrations in limestone samples

Unit	Lab	Sample	CaCO3%
Unit 1	FFE Minerals	U104-08A	86.52
Unit 1	ACME Labs	BMQCS02-06	84.25
Unit 1	ACME Labs	BMQCS03-05	81.31
Unit 1	ACME Labs	BMQCS04-05	82.81
Unit 1	ACME Labs	BMQCS05-04	82.67
Unit 1	ACME Labs	BMQCS06-04	81.00
		Average (ACME)	82.41

Unit 2	FFE Minerals	MQU96-04	94.12
Unit 2	FFE Minerals	BM02-04	94.81
Unit 2	FFE Minerals	BM02-05	94.21
Unit 2	FFE Minerals	MQU04-01	96.30
Unit 2	FFE Minerals	MQU04-02	95.80
Unit 2	FFE Minerals	MQU04-03	96.30
Unit 2	FFE Minerals	MQU04-04	96.40
		Average	95.42

Unit 4	FFE Minerals	BMQCS-03-6ii	89.42
Unit 4	FFE Minerals	GDP03-07	93.40
Unit 4	FFE Minerals	GKR04-01	95.30
Unit 4	FFE Minerals	GKR04-03	95.50
Unit 4	FFE Minerals	GKR04-04	94.90
Unit 4	FFE Minerals	GKR04-05	95.30
Unit 4	FFE Minerals	UQU04-05	93.70
		Average	93.93

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17.0     MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

In Canada, a declared mineral resource is defined by NI43-101 accordingly:

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

A Mineral Resource is subdivide into the following classifications:

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

NI43-101 allows Measured and Indicated Resources to be totaled. Inferred Resources must always be reported separately.

Mineral resource estimates for an industrial mineral project such as Hammerstone require that a number of additional factors be taken into account. From the CIM guidelines on reserve and resource estimation for industrial minerals is the following quote:

"In addition to the General Guidelines, and in particular with respect to industrial minerals deposits, the assessment of the various characteristics of the deposit as well as quality and market factors should be taken into account with respect to the following: Mineral Resource Estimation Critical elements to the Mineral Resource estimate for industrial minerals are: (i) the consideration of the physical and chemical properties of the subject mineral; (ii) the spatial

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relationship of these properties within the mineral occurrence; and (iii) the relationship of the physical and chemical properties of the mineral to the available market(s)."

BMR is seeking to market the following products from the different limestone units at Hammerstone:

Table 17-1: Specifications and Source Units for all Products

Product	Typical Uses	Relevant Specifications	Source Units
Construction Aggregate	Road surfacing, general	Alberta Transportation Designation 4	Unit 3, Unit 1
construction
Base Aggregate	Base course aggregate	Alberta Transportation Designation 2	Unit 3, Unit 1
Sub-base Aggregate	Pit-run fill, road sub-base	Alberta Transportation Designation 6	Unit 3
Concrete Rock	Coarse component of concrete	CSA – A23.1	Unit 4, Unit 3
Asphalt Aggregate	Asphalt pavement	AB Transportation Designation 1	Unit 4, Unit 3
City of Calgary Type "A"
Shale Liner	Above ground storage tanks,	AEP (1997) Guidelines	Unit 3
settling pond dikes
Quicklime	Flue gas Desulphurization,	Oil sands company FGD quicklime	Unit 2
specifications
Reagent limestone	Flue gas Desulphurization,	Variable, dependent on user system-	Unit 1, Unit 2, Unit 3A,
	Fluidized Bed Combustion	specific design	Unit 4

Source -After BMR 2006 EIA

Unit 2 has the physical and chemical properties to supply all products, both aggregate and reagent limestones. Unit 4 has been tested along with Unit 2 for the highest quality products. For this report, it is designated to supply concrete aggregate, reagent limestone. It will be used for high quality products as much as possible as is shown in the geology section (Section 7), it has the smallest areal extent and hence, a smaller overall volume when compared to the other units. Units 1 and 3 will supply the bulk of the middle to lower value aggregate products. However, there are opportunities to supply some higher value products from these units when the quality warrants it and/or the unit material undergoes upgrading.

A density of 2.7 kg/m3 was used for all quicklime and aggregate tonnage calculations (Section 16).

17.1     Product quality and market acceptability

17.1.1 Calcinable Limestone Quality Results

Unit 2 shows consistent thickness and lithology throughout the Hammerstone project area as described in Section 7.2. The quicklime properties of Unit 2 are described in Section 16. Unit 2 shows minimal geochemical variation in CaO, MgO and LOI. AMEC reviewed the results of key quality measurements used in assessing quicklime resources and found that they gave consistent and favourable results for Unit 2 samples.

Additional confidence in the continuity of quicklime properties of Unit 2 and Unit 4 is provided by whole rock geochemical analyses of 2002/2003 drill core and surface samples. A proxy "potential CaO" can be calculated from whole rock geochemical analysis:

Potential CaO+MgO = [(CaO + MgO)/(Sum – LOI)] x 100%

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where "Sum" is the sum of all measured components and "LOI" is loss-on-ignition. Calculated potential CaO+MgO and FFE potential CaO show agreement within one percentage point (Table 17-2).

The potential CaO+MgO calculated from whole rock geochemical analysis of Unit 2 in the 2002/2003 drill holes exceeds client specifications(10) in most cases (Table 17-3). For Unit 4, the potential CaO + MgO values, calculated from whole rock geochemical analysis of the KAR01-series and GDP04-series surface samples, meets or exceeds levels deemed acceptable by potential customers and demonstrates good chemical continuity (Table 17-4).

Table 17-2: Potential CaO+MgO from Geochemistry vs. Potential CaO from FFE Testing

Drill Hole	BM02-03	BM02-04	BM02-05
Unit	Unit 4	Unit 2	Unit 2
Potential CaO+MgO from geochemistry	89.84	94.18	94.36
Potential CaO (FFE)	88.92	94.47	93.66
Difference	0.92	-0.29	0.70

Table 17-3: Unit 2 Potential CaO+MgO from Geochemistry

Drill Hole	Potential CaO+MgO
BM02-02	95.94
BM02-03	94.52
BM02-04	94.18
BM02-05	94.36
BM02-06	94.42
BM02-08	89.35
Mean	93.79
St. Dev.	2.27

Table 17-4: Unit 4 Potential CaO+MgO from Geochemistry

Sample Series	KAR01	GDP04
Sample size	N = 21	N = 60
Mean	93.12	93.36
St. Dev.	1.70	2.33

These results taken as a whole demonstrate that Unit 2 and Unit 4 have the physical and chemical properties to supply the current and future calcinable lime market that exists in the Athabasca oils sands area.

17.1.2 Aggregate Quality Results

Aggregate testing and lithological analysis demonstrates that Unit 1, Unit 3, and Unit 4 will provide material to meet a variety of relevant aggregate specifications. Section 19 states that aggregate produced from Hammerstone will be marketed primarily to the oil sands industry for a variety of uses. Aggregate resources have been categorized based on Canadian Standards

10 Client's names withheld for reasons of confidentiality.

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Association (CSA) specifications for Concrete Materials (Standard A23.1), Alberta Transportation (AT) Standard Specifications for Highway Construction, and local oil sands industry specifications. Material designations and corresponding testing criterion are shown on Table 17-5. One aggregate testing criterion, Los Angeles abrasion (L.A. abrasion), was used to define the resource broadly into four designations. Three material types must also meet other qualifications particular to their intended uses, such as magnesium sulphate soundness (M.S.S.) for concrete and Plasticity Index (PI) for A-grade and B-grade aggregates.

A total of 36 samples have been tested for aggregate properties by EBA Engineering Consultants Ltd. of Calgary, Alberta: 24 from Unit 4, 16 from Unit 3, and 12 from Unit 1. A summary of the results as they relate to aggregate designation is given in Table 17-6 and Table 17-7. In this table, plasticity index is not shown as all samples tested were declared "NonPlastic." Details of aggregate testing procedures and detailed results are discussed in Section 16.

Table 17-5: Aggregate Market Designations

Hammerstone	Concrete	A-grade	B-grade	B grade Aggregate	C-grade
Designation	Aggregate	Aggregate	Aggregate		Aggregate
Typical Uses	Interior and	Asphalt concrete	Base course	Surface coarse	Pit-run gravel fill
	exterior walls and	pavement,	aggregate,	aggregate
columns, footings,
interior slabs
Governing CSA/	CSA – A23.1	AT - Designation 1	AT - Designation 2	AT - Designation 4 AT - Designation 6
AT Designation
L.A. Abrasion	<40%	<40%	<50%	N/A	N/A
M.S.S.	<18%	N/A	N/A	N/A	N/A
Plasticity Index	N/A	NP	NP-6	NP-8	N/A

Note - N/A = Not Applicable

Additional information regarding aggregate properties has been estimated by utilizing the visual estimate of shale percentage from lithological drill logs (Table 17-6 and Table 17-7), a plot of visual estimate shale percentage vs. L.A. abrasion test result for the samples (Figure 17-1), illustrates a linear relationship between the two values with the equation of the line of best fit:

L.A. Abrasion = Shale% x 0.68 + 24.35

This demonstrates that a visual estimate of shale percent could be used as a guideline for L.A. abrasion values to assist in the prediction of aggregate designation where L.A. abrasion testing was not performed. A comparison of L.A. abrasion calculated from shale percentage and actual results obtained by EBA shows good agreement overall (Table 17-6 and Table 17-7).

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Figure 17-1: Visual Estimate Shale Percentage vs. EBA L.A. Abrasion Test Result

Table 17-6: L.A. Abrasion Comparison Summary (Unit 1 )

		Maximum		Shale Percentage	Difference between
	EBA L.A.	Aggregate	Wt. Avg.	Equivalent	EBA and Equivalent
Sample #	Abrasion	Designation	Shale Percentage	L.A. Abrasion	shale %
Unit 1
BM03-A1-005	32.2	A	20	38.0	-5.8
BM04-C1-008	32.7	A	15	34.6	-1.9
BM04-C1-009	27.7	A	14	33.9	-6.2
BM04-C1-010	37.0	A	12	32.5	+4.5
BM04-A1-014	35.1	A	14	33.9	+1.2
BM04-A1-015	37.0	A	15	34.6	+2.4
BM04-A1-016	34.6	A	12	32.5	+2.1
BM04-A1-019	34.0	A	15	34.6	-0.6
BM04-A1-024	30.0	A	12	32.5	-2.5
BM04-A1-025	33.8	A	17	35.9	-2.1
BM04-A1-026	35.3	A	15	34.6	+0.7
BM04-A1-029	32.6	A	15	34.6	-2.0
Mean	33.5	A	-	34.4	-0.9

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Table 17-7: Aggregate L.A. Abrasion Comparison Summary (Units 4 & 3)

		Maximum		Shale Percentage	Difference between
	EBA L.A.	Aggregate	Wt. Avg.	Equivalent	EBA and Equivalent
Sample #	Abrasion	Designation(2)	Shale Percentage	L.A. Abrasion	shale %
Unit 4
BM03-C4-004	27.3	concrete	5	27.8	-0.5
BM04-C4-006	30.6	concrete	5	27.8	+2.8
BM04-C4-007	32.1	concrete	5	27.8	+4.3
UQUMP04-01A	28.1	concrete	5	27.8	+0.3
UQUMP04-01B1	48.9	B	-	50	-
UQUMP04-01C	27.3	concrete	5	27.8	-0.5
UQUMP04-02	27.1	concrete	5	27.8	-0.7
UQUMP04-03	27.8	concrete	5	27.8	0.0
UQUMP04-04	27.8	concrete	5	27.8	0.0
UQUMP04-05	37.3	A	5	27.8	+9.5
UQUMP04-06	32.3	concrete
UQUMP04-07	28.9	A
UQUMP04-08	33.2	-
UQUMP04-09	26.3	-
UQUMP04-10	28.8	-
UQUMP04-12	30.0	-
UQUMP04-13	25.9	concrete
UQUMP04-14	24.0	-
UQUMP04-15	24.6	concrete
UQUMP04-16	25.6	-
UQUMP04-17	27.9	-
UQUMP04-18	26.9	concrete
UQUMP04-19	28.3	-
UQUMP04-20	32.3	-
UQUMP04-0	32.0	-
Mean	28.9	-	-	-	-
Unit 3
BM03-A3-001	34.0	A	15	34.6	-0.6
BM03-B3-002	51.0	C	32	46.1	+4.9
BM03-A3-003	N/A	-	20	38.0	-
BM04-A3-011	38.3	A	20	38.0	+0.3
BM04-B3-012	56.2	C	50	58.4	-2.2
BM04-B3-013	51.6	C	34	47.5	+4.1
BM04-A3-017	35.5	A	25	41.4	-5.9
BM04-A3-018	33.3	A	14	33.9	-0.6
BM04-B3-020	62.5	C	55	61.8	+0.7
BM04-B3-021	51.7	C	28	43.4	+8.3
BM04-B3-022	39.1	A	22	39.3	-0.2
BM04-A3-023	37.4	A	21	38.6	-1.2
BM04-B3-027	48.2	B	36	48.8	-0.6
BM04-A3-028	38.6	A	23	40.0	-1.4
Mean	44.4	B	-	43.6	+0.8

Note: (1) Shale bed in Unit 4, not included in Unit 4 average
           (2)Designation only where M.S.S. test was also available (see Table 16-1)

The majority of the L.A. abrasion and M.S.S. values for Unit 4 surpass the requisite specifications for concrete aggregate for all but extreme exposure classes F-1, C-1, and C-2

Project No.: 152547	Page 17-6

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

(L.A. abrasion < 35%, M.S.S.< 18%). Two samples exceed these specifications. One sample, UQUMP04-01B was collected from a shale bed in the Unit 4 in the 300 tonne test pit (see Section 7.2 for description of shale bed and Section 16 for description of test pit). It and sample UQUMP04-05, described as being unusually shaley, are below the specifications for concrete aggregate. It is anticipated that shaley bands and contact zones will be avoided in the extraction of Unit 4. The reserve tonnage for Unit 4 has been adjusted to account for mining loss in the shale bed.

All L.A. abrasion values for Unit 1 exceed the requisite specifications for AT Designation 1 (< 40%), and all plasticity index tests indicated "Non-Plastic;" therefore, all of Unit 1 can be designated as ATT Designation 1. It can also be used for Designation 2 or 4 aggregate.

For Unit 3 as a whole, all tests returned "Non-Plastic," and the L.A. abrasion varies from 33.3% to 62.5% with an average of 44.4% as shown in Table 17-7. The L.A. results reflect the lateral and vertical lithological variation in Unit 3 described in Section 7.2. Previously, BMR had decided to simplify the resource model for Unit 3 by recognizing that Unit 3 as a single whole unit rather than selectively quarrying individual beds. Since that last Technical Report was released, BMR has realized that there is potential to upgrade selective sub-units of Unit 3 through specialized crushing and screening, (see section 16). BMR targeted a band that was logged as 15% shale or less for a single test. Results on Table 17-8 show a marked improvement to LA Abrasion and MSS values. The sub-unit of Unit 3 with 15% shale or less has been labeled Unit 3A. Where present, it could be marketed as high as concrete aggregate.

Table 17-8: L.A. Abrasion and MSS values for upgraded Unit 3A samples

Sample Number	L.A. Abrasion1	MMS
L-66	26.5	8.3
L-67	29.5	7.0

Note (1) - Average for Unit 3 as a whole was 44.4%

17.1.3 Reagent Limestone - direct ship quality

Calcium carbonate is the active component of reagent limestone sold for use in desulphurization. There are no strict criteria governing the composition of reagent limestone used in FGD or FBC. In some cases, where it is desirable to market the gypsum by-product of the reaction between limestone and sulphur-bearing flue gases, a 95 % CaCO3 quality limestone may be specified. However, in other cases where by-product resale is not contemplated, limestone containing calcium carbonate concentrations as low as 80 % CaCO3 may be used. For example, the Red Hills lignite fired 440 MW (net) power plant located in Choctaw County, Mississippi, has a design criterion of 80 % quality limestone used in a circulating fluidized bed combustion system (Alstom, 2003). For marketing purposes, three grades of reagent limestone are proposed: 85%, 90 % and 95 % calcium carbonate, with a nominal or overall average composition of 90 % CaCO3.

For purposes of resource definition, rock and process fines from units 1, 2, 3A and 4 were allowed to be used for reagent limestone, as long as the average annual composition of the reagent limestone met or exceeded the nominal 90% calcium carbonate minimum specification. Limestone slated for use as an FGD reagent was either free of hydrocarbons (i.e., units 1, 3A and 4), or was from Unit 2 in which case it was processed through the activation kiln. Unit 2

Project No.: 152547	Page 17-7

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

limestone containing bitumen was permitted in reagent limestone slated for use in fluidized bed combustion where the volatile component would be consumed within the combustion zone.

17.2 Resource Estimation

17.2.1 Geological Modeling

The geological modeling of the Hammerstone project incorporated the following data sets: 1996 to 2004 drill cores on or near the project; mapping programs in August 2001, July 2003, September 2003, February 2004, May 2004, backhoe test pit program from 2005 and, information from the bulk sample pit and the MVQ operating pit. Additional information was observed from existing public domain data from oil sands delineation drill holes near the project. All data were incorporated into a Microsoft Access database. Where multiple holes were drilled at one location (example: BM02-05 and BM02-06), unit depth information was merged to make one set of data. The surface elevation data from the LiDAR survey was re-sampled to a 5 m x 5 m grid and contoured at a 1 m interval to allow for easier and faster processing speeds.

The subsurface information in the database was examined by BMR geologists and interpreted using Surpac Minex Group Quarry software. Drill hole intercepts of units, together with all surface outcrop information, were used to create three-dimensional surfaces for each of the units within the project area; these include the top of the Christina Member (ore body footwall), the top of Units 1 through 4 and, the topographic surface. The Devonian-Cretaceous unconformity was also modeled.

All of the surfaces except the top of Unit 4 and the Devonian-Cretaceous unconformity were generated using inverse distance data modeling based on the drill hole intercepts and were modified to incorporate reasonable geological interpretations. Surface elevation data were used to model the surface of Unit 4 in areas of mapped outcrops. After the opening of the MVQ in late 2005, it was determined that Unit 4 did not continue stratigraphically between the known outcrops but had been eroded. Away from the outcrops, the thickness of the overburden was subtracted from the surface elevation data to give the top of the surface of Unit 3.

In the northernmost section of the project area, the top of the limestone is defined by the Devonian-Cretaceous unconformity. Where applicable, the quarry unit surfaces were truncated against the unconformity surface. The resulting surfaces reflect the partial and complete erosion of the quarry units in the northeast of the project area

17.2.2 Volume calculations - general

AMEC received these interpreted surfaces from BMR. They were inserted into the mine planning software package MineSight by Minted, Inc., Tucson, Arizona. AMEC also received the geological data base which was also ported into MineSight . Data checks between the drill hole data in MineSight and the original drill hole logs was performed as part of the validation process. With the drill hole data base in place, AMEC next checked the surface interpretation against the drill hole data. AMEC confirmed that the surfaces honoured the drill hole data with discrepancies explained by core recovery issues.

Project No.: 152547	Page 17-8

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

The surfaces were used to populate a 3D block model (100 by 100 by 10 meters) with Unit codes and Unit block partials assigned to each block in the model. A sub-set of these values were visually verified on cross sections and fence diagrams to confirm the values had been calculated correctly in the model. Volumes were calculated from the 3D block model using the Hammerstone property boundary, the Hammerstone pit boundary and the plant site location boundary.

17.2.3 Volume calculations - sub-units of UNIT 3

In the 2005 Technical Report, it was determined that Unit 3's variable stratigraphy would not be correlated from hole to hole. The unit was accepted as a heterogeneous whole and assigned to one product, on average. In the interim, BMR has performed a single test on a 40 tonne bulk sample taken adjacent to the original test pit. Unit 3 material classed as 15% shale and material classed as 30% shale were bulk sampled and shipped to Metso Minerals testing. As outlined in Section 16.2, specialized crushing and screening techniques were performed on the samples and one of the saves from the tests was sent to EBA Engineering for aggregate quality tests. Results showed that the material classed as 15% shale could be upgraded to produce limestone that could be used for all aggregate products, including Portland cement aggregate (concrete rock).

Based on this test result and, some comparative analysis between Unit 3 shale percentages versus L.A. Abrasion index numbers, BMR, has proposed a subdivided Unit 3 into three (3) sub-units. Without the data density to do proper correlation of the various shale percentage sub- units within Unit 3, it was decided that the use of this more generalized approached to estimate a volume for Unit 3A would still be appropriate.

Subdivision is based on the visual estimate of shale percentage.

Table 17-9: Subdivisions of Unit 3

Unit 3 sub-unit name	Shale percentage	Possible Products
Concrete aggregate, asphalt aggregate,
Unit 3A	0% - 15%	FGD/FBC reagents, base aggregate
Unit 3B	15% - 35%	Base and Construction aggregate(1)
Pit-run gravel, low permeability liner
Unit 3C	Above 35%	material(2)

Notes: (1) Base and Construction aggregate consists of Alberta Transportation Designation 2 and 4 aggregate
             (2) Pit-run consists of Alberta Transportation Designation 6 aggregate

The second step of this reclassification of Unit 3 involved the statistical analysis of shale percentage in the drill hole data, This classification was to provide the volume ratios for each of the sub-units of Unit 3. BMR's analysis produced the following division table.

Project No.: 152547	Page 17-9

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Table 17-10: Statistical ratio of sub-units within Unit 3

Sub Unit Name	Percent of whole unit volume
Unit 3A	15%
Unit 3B	60%
Unit 3C	25%

AMEC has reviewed the statistical analysis and was able to reproduce values very close to the BMR ratios in Table 17-10. AMEC has accepted BMR's ratios for volume calculation of sub units of Unit 3.

17.2.4 Resource classification

No consistent classification guidelines for measured and indicated resources exist for limestone aggregate deposits. Using the CIM resource definitions as a guideline, AMEC and BMR developed a resource classification protocol that takes into account the geological continuity of the rock units in the Hammerstone project area. The high degree of physical continuity and consistency in product properties of the limestone units, combined with demonstration that a viable market for this material can reasonably be developed (Section 19), support classification of these deposits into measured and indicated mineral resource categories.

For Unit 2, measured resource status is assigned to an area within a 500 m radius of all drill hole intersections having either a favourable calcine test or favourable potential CaO+MgO calculated from whole rock geochemical analysis. Indicated resource status is assigned to all other areas.

Favourable calcine tests were achieved from drill holes BM96-04, BM02-04, BM02-05, BM04-01, BM04-02, BM04-03, BM04-04, and BM96-05. Therefore, Unit 2 within a 500 m radius of these drill hole locations was assigned to measured mineral resource (Figure 17-3). As there is less than 200 m separation between the measured mineral resources at drill holes BM04-04, BM04-01, and BM04-02, these three areas were combined. Drill holes with favourable potential CaO+MgO from whole rock geochemistry include BM02-04, BM02-03, and BM02-05; therefore, Unit 2 within 500 m of these locations is assigned to a measured resource. This results in most of the northern part of the project area being assigned to measured mineral resource. The remaining Unit 2 was assigned as indicated mineral resources.

As demonstrated in Sections 7.2 and 17.1.2 above, aggregate testing and lithological logging provide sufficient confidence in aggregate properties to assign measured resource status for Unit 1 and Unit 3 to an area of 500 m radius around all drill holes. Measured mineral resource status for Unit 1 is demonstrated on Figure 17-2. The area surrounding drill holes BM04-04, BM04-01, and BM04-02 was combined because the measured resources are separated by less than 200 m. Indicated resource status was assigned to remaining areas greater than 500 m from the drill holes and along the erosional edge of Unit 1 in the north where the unit is eroded. Measured resource status for Unit 3 is shown on Figure 17-4. The area surrounding drill holes

Project No.: 152547	Page 17-10

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

BM04-04, BM04-01, and BM04-02 was combined because the Measured resources are separated by less than 200 m. Indicated mineral resource status is assigned to Unit 3 areas greater than 500 m from the drill holes. Indicated mineral resource status is also assigned where Unit 3 is interpreted to have been eroded along the erosional edge of Unit 1 in the north and in locations where the upper portions of Unit 3 have been eroded

The sub units of Unit 3 receive the same classification as Unit 3 as a whole except for Unit 3A which has the potential to produce higher value products. The classification for Unit 3A is independent of the rest of Unit 3 but, sub Unit 3A is capable of substituting for the other sub units in Unit 3. The classification is based on where Unit 3A is found in drill holes and sampled in a test pit. A zone around the bulk sample pit where the test on Unit 3A material was made, is classed as Measured Unit 3a resource. The areas around Unit 3 drill holes classed as measured are stepped down one class to Indicated for Unit 3A resource. The rest of the area is classed as Inferred for Unit 3A. Unit 3A classifications are shown on Figure 17-5 Using these boundaries, AMEC has determined that Unit 3A only occurs as measured and indicated over 24.5% of the area covered by Unit 3. Therefore, AMEC believes that Unit 3A only accounts for 3.7% of total volume of Unit 3, not the 15% shown in Table 17-10 above. This is the value that AMEC has used for estimating the resources of Unit 3A.

Project No.: 152547	Page 17-11

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM02-06
BM04-07
BM02-03
BM04-05
BM04-06
BM04-08
BM02-02
BM96-04
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-05
LEGEND
Drill Hole
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Mesured Resource
Indicated Resource
0
500
1000
METRES

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.

REV	YY/MM/DD	REVISION	DRN	DSN	CHK

PROJECT PHASE

COORDINATE SYSTEM: UTM NAD 83

PROJ NO. | SCALE: 1:23,000

	BY	YY/MM/DD
CHK.		
DSN.		
DRN.	CM	06/07/04

Birch Mountain RESOURCES LTD

amec

AREA

SUBJECT: HAMMERSTONE PROJECT UNIT 1 RESOURCE DISTRIBUTION

CLIENT DWG. NO.

DRAWING NO. | REV.

Figure 17-2: Unit 1 Resource Classification Map

Project No.: 152547	Page 17-12

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM02-06
BM04-07
BM02-03
BM04-05
BM04-06
BM02-02
BM04-08
BM96-04
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-02
BM96-05
LEGEND
Drill Hole
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Mesured Resource
Indicated Resource
0 500 1000
METRES
REV YY/MM/DD REVISION DRN DSN CHK
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY YY/MM/DD
CHK.
DSN.
DRN. CM 06/07/04
Birch Mountain RESOURCES LTD
AREA
SUBJECT
HAMMERSTONE PROJECT
UNIT 2
RESOURCE DISTRIBUTION
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

Figure 17-3: Resource Classification for Unit 2

Project No.: 152547	Page 17-13

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM02-06
BM04-07
BM02-03
BM04-05
BM04-06
BM04-08
BM02-02
BM96-04
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM98-03
BM96-01
BM96-05
LEGEND
Drill Hole
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Mesured Resource
Indicated Resource
0
500
1000
METRES
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
REV YY/MM/DD REVISION DRN DSN CHK
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY
YY/MM/DD
CHK.
DSN.
DRN.
CM
06/07/04
Birch Mountain
AREA
SUBJECT
HAMMERSTONE PROJECT
UNIT 3
RESOURCE DISTRIBUTION
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

Figure 17-4: Resource Classification for Unit 3 (unsegregated)

Project No.: 152547	Page 17-14

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM02-06
BM04-07
BM02-03
BM04-05
BMBS05-03
BM04-06
BM02-02
BM04-08
BM96-04
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-05
N
LEGEND
Drill Hole
BMBS05-03 Sample
Hammerstone Project Area
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Archaeological Exclusion Zone
Mesured Resource
Indicated Resource
Inferred Resource
0
500
1000
METRES
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
REV YY/MM/DD REVISION DRN DSN CHK
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY YY/MM/DD
CHK.
DSN.
DRN. CM 06/07/13
Birch Mountain
RESOURCES LTD
AREA
SUBJECT
HAMMERSTONE PROJECT
UNIT 3A
RESOURCE DISTRIBUTION
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

Figure 17-5: Resource Classification for Unit 3A

Project No.: 152547	Page 17-15

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
6338000
6336000
6334000
466000
468000
BM02-08
BM02-05
BM04-09
BM02-04
BM02-06
BM04-07
BM02-03
BM04-05
BM04-06
BM04-08
BM96-04
BM02-02
BM04-03
BM04-04
BM04-10
BM04-01
BM04-02
BM96-03
BM96-01
BM96-05
BM96-02
N
LEGEND
Drill Hole
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
Mesured Resource
Indicated Resource
Inferred Resource
0
500
1000
METRES

REV	YY/MM/DD	REVISION	DRN	DSN	CHK

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

PROPRIETARY INFORMATON:
THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.

PROJECT PHASE

COORDINATE SYSTEM
UTM NAD 83

PROJ NO.

SCALE
1:23,000

	BY	YY/MM/DD
CHK.		
DSN.		
DRN.	CM	06/07/04

Birch Mountain RESOURCES LTD

AREA

SUBJECT
HAMMERSTONE PROJECT
UNIT 4
RESOURCE DISTRIBUTION

amec

CLIENT DWG. NO.

DRAWING NO.

REV.

Figure 17-6: Resource Classification for Unit 4

Project No.: 152547	Page 17-16

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Measured mineral resource is assigned to all mapped outcrops of Unit 4 (Figure 17-6). The portions of Unit 4 that lay under the Cretaceous cover along the east side of the property have been split between indicated and inferred. This has been done to account for the lack of evidence that the erosional nature of Unit 4 exists over the exposed portion does not continue under the Cretaceous cover. AMEC has proposed that Unit 4 under the Cretaceous but outside the Shell exclusion boundary is classed as indicated resource. The remainder east of the Shell exclusion boundary is classed as inferred.

Mineral resource tonnages for units 1 to 4 are shown in Table 17-11.

Table 17-11: Mineral Resource Tonnage (in millions of metric tonnes)

Units	Sub-Units	Designations	Measured	Indicated	Total
		ATT 1,2,4,6;	240.5	245.2	485.7
1		reagent limestone

		Quicklime, Hydrated
2		lime	79.5	78.8	158.3

		Concrete rock, ATT
	3A	1,2; reagent	1.0	25.2	26.2
		limestone

		ATT 2,4, 6; Shale
	3B+3C	liner	322.7	459.3	782.0

3	Subtotal		323.7	484.5	808.2
		Reagent limestone,
4		Concrete rock	7.1	5.5	12.6

Total			650.8	814.0	1464.8

Notes:

  Specific Gravity of 2.70 used for all units
  Include 5% loss on Unit 1 against footwall
  Include 5% loss on Units 3 and 4 against overburden
  AMEC calculations show Measured Unit 3A = 3.63% of volume, Indicated = 96.37% of volume

17.3     Reserves

To declare a Mineral Reserve for Hammerstone, a number of technical factors must me met. These are summarized in the NI43-101 definition of a reserve,

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Project No.: 152547	Page 17-17

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

AMEC has determined that the following guidelines for reserve classification have been met by BMR:

  A pre-feasibility study has been completed (by AMEC) on the mine and plants required for this operation. A recently released updated cash flow based on updates of the Pre-Feasibility Study shows positive NPV for the Hammerstone project (see section 19.11)

  Marketing studies have been submitted to BMR by Canadian Energy Research Institute (CERI)(11), and Norwest Corporation(12) These show a reasonable expectation of significant local demand for all the materials being produced by BMR at Hammerstone.

  BMR is currently operating the Muskeg Valley Quarry at the site of the Hammerstone Project for which it has received operating and environmental licenses and permits.

The Hammerstone quarry pit design includes the current MVQ and most of the remaining unrestricted areas of the BMR Hammerstone project bounds (refer to Figure 4-3). The restricted areas include:

  a 200 m offset from the Muskeg River,

  the archaeological exclusion zone in the northeast corner,

  the area to the north and north east excluded for infrastructure and access and,

  the areas included in Shell's oil sands mining plans along the eastern edge (Shell exclusion zone).

The pit crest outline is shown on Figure 19-11 and subsequent mine schedule figures. Highwall angles are set at 45° in limestone. The overburden will be removed 10 m outside the highwall crest and sloped back at a minimum of two to one.

Based on this pit outline, the limestone reserves were calculated for each of the four units. The results are summarized in Table 17-12. As specified for reporting an industrial mineral reserve, the designated uses for each unit are also shown in the table. Criteria for specific gravity, loss and dilution are summarized in the notes following the table.

During operations, the weathered rock will be removed with the overburden, and the top of limestone will be cleaned before drilling and blasting the upper unit. No losses or dilution were considered necessary at the contacts between the limestone units as they are gradations of the same material.

_________________
11 CERI is an independent, non-profit research institute committed to excellence in the analysis of energy economics and related environmental policy issues in the energy producing, transportation, and consuming sectors.

12 Norwest Corp. is an independent Calgary, Canada based company providing national and international engineering consulting to the mining and energy sectors.

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Table 17-12: Mineral Reserve Tonnage (in millions of metric tonnes)

Units	Sub-Units	Designations	Proven	Probable	Total
		ATT 1,2,4,6;	181.1	172.0	353.1
1		reagent limestone

		Quicklime, Hydrated
2		lime	59.9	58.0	117.7

		Concrete rock, ATT
	3A	1,2; reagent	0.8	22.4	23.2
		limestone

		ATT 2,4, 6; Shale
	3B+3C	liner	211.7	282.6	494.3

3	Subtotal		212.5	305.0	517.5
		Reagent limestone,
4		Concrete rock	5.6	4.5	10.1

Total			459.2	539.5	998.7

Notes:

  Specific Gravity of 2.70 used for all units
  includes 5% mining loss on Unit 1 against footwall

  includes 25% mining loss in Unit 3 against overburden and internal shale zones (excluding sub Unit 3A which has no mining loss)

  includes 17% mining loss in Unit 4 against overburden and internal shale zone

  AMEC calculations show Proven Unit 3A = 3.63% of volume, Probable = 96.37% of volume

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18.0 OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data and information for this property.

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19.0 REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT PROPERTIES

19.1 Introduction

The Hammerstone prefeasibility update study and subsequent internal pre-feasibility update report, upon which this NI 43-101 Technical Report is based, defined the geological, engineering, process, and financial criteria necessary to develop a quarry plan and mineral reserve estimate for the Hammerstone Project. AMEC considers this study to be to at a pre-feasibility level of accuracy, and expects the capital and operating cost estimates to be ±25%.

All dollar figures ($) are quoted in 2006 Canadian dollars.

19.2 Project Description

The Hammerstone Project comprises a limestone quarry, an aggregate processing plant and limestone processing complex. The quarry will include and expand upon the existing Muskeg Valley Quarry and grow to cover an area of approximately 1,608 hectares and has a projected life of approximately 55 years. Quarrying will progress from north to south exposing the rock units required for production as needed. Production rates are based on projected aggregate, reagent limestone and lime sales. Projected sales were derived from documenting current aggregate and lime supply and projecting future demand for lime and limestone products based on future oil sands construction and production growth as well as non-oil sands infrastructure and municipal demand for aggregate products.

The aggregate processing plant is designed to produce and the five aggregate products considered in this report:

  construction aggregate,

  base aggregate,

  concrete rock,

  asphalt aggregate, and

  sub-base / liner,

As well, the aggregate plant will produce crushed limestone for sale as reagent limestone, or for use as calcinable limestone feedstock for calcining to produce quicklime. There will be up to four independent aggregate processing spreads, each assigned a specific production duty. Aggregate processing systems are currently being acquired, and will be installed sequentially as the quarry expands to meet increasing demand for aggregates. Aggregate processing systems will be semi-mobile, and they will be moved to keep pace with the advancing face of the quarry. This will minimize the amount of movement and manipulation of source rock and product, reducing operating costs, vehicle emissions, and dust generation.

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The limestone processing complex will produce activated limestone, quicklime and hydrated lime. Activated limestone will be produced in up to three kilns using bitumen-bearing calcinable limestone from Unit 2 as feedstock. The bitumen-free activated limestone will be sold directly as reagent limestone for FGD, or used as a feedstock for producing quicklime. Quicklime will be produced in up to three rotary calcining kilns using both activated limestone and bitumen-free calcinable limestone from Unit 4. Quicklime will be sold directly as a reagent for FGD or used as a feedstock for producing hydrated lime. Up to two hydrating plants will be constructed to produce hydrated lime for sale as a reagent for water treatment. The first activating, quicklime and hydrating plants are scheduled to come on stream in 2009, and additional activating and calcining kilns and hydrating plants being constructed as product demand grows.

19.3     Industrial Mineral Demand, Supply, and Pricing

Forecasts of future aggregate and reagent limestone demand and product pricing have been updated from the AMEC NI 43-101 report dated March 2005.

Demand for industrial mineral products has been estimated from an independent model that forecasts oil sands construction activity and bitumen production capacity based on oil price simulations. Annual demand for various aggregate products is forecast by multiplying the annual oil sands bitumen production capacity and construction activity by demand factors which estimate the amount of each aggregate and reagent limestone product consumed per barrel of bitumen produced or per barrel of bitumen capacity constructed in that year. Demand for individual reagent limestone products and quicklime for flue-gas desulphurization purposes is estimated by using a model developed to assess the present and future use of sulphur-containing fuels used as an alternative to natural gas. Reagent limestone may be used to absorb sulphur from combustion of these fuels to comply regulatory limits for sulphur emissions. Demand for hydrated lime for water treatment at SAGD and upgrading operations is also estimated using demand parameters linked to annual bitumen production.

Product pricing was based on an updated review by BMR which has been independently reviewed and modified by Norwest.

BMR sales forecasts have been updated based on the new demand projections and revised market share estimates.

Local supply forecasts for aggregate products from non-BMR deposits are from the forecast provided in previous NI 43-101 report (AMEC, 2005)..

19.3.1 19.3.1 Market for aggregate and reagent limestone products

The Hammerstone Project is centrally located among numerous existing and planned bitumen extraction and upgrading projects in the Alberta oil sands region. These projects and the associated infrastructure and municipal development, are the primary sources of demand for aggregate and reagent limestone products in the Fort McMurray region.

The characteristics of the demand for aggregate and reagent limestone products changes between the construction and operation phases of bitumen extraction and upgrading projects. The construction phase requires a range of aggregate products. These include sub-base, base

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and construction aggregates for building roads and production facilities. In addition, asphalt aggregate is required for road building, concrete rock for building bridges, foundations and other structures, and low permeability shale to construct impermeable liners and surface water control structures. There is little or no demand for reagent limestone during the construction phase of oil sands projects.

The operation of oil sands bitumen production facilities also requires aggregate products for ongoing mine and in situ project development, facilities maintenance and support, but in amounts much smaller than during the construction phase. Demand for reagent limestone products is driven by oil sands operations where they are used for boiler feed-water treatment and for the control of sulphur emissions (desulphurization) where alternative fuels containing sulphur are used instead of natural gas. The reagent limestone products used for desulphurization are crushed limestone with a high calcium carbonate content for flue gas desulphurization (FGD) or fluidized bed combustion (FBC), and quicklime for FGD. Hydrated lime is used for water treatment at in-situ extraction and upgrading projects.

The operational use of aggregate and reagent limestone products by the oil sands industry will become more important over time as the number and scale of bitumen production and upgrading projects increase.

There are other potential markets and opportunities for limestone or value-added limestone-based products from the Hammerstone project. These include but are not limited to:

1) the pulp and paper mills located north and east of Edmonton consume quicklime in making paper,

2) the upgraders and coal-fired power plants located in the Edmonton / Fort Saskatchewan regions which will consume reagent limestone products for desulphurization, and

3) municipal water and waste water treatment plants using hydrated lime to treat water and which may use quicklime in processing waste.

For the purposes of this report, only the demand for limestone and limestone-derived products from the oil sands industry and related infrastructure and municipal development in the Fort McMurray region are considered.

19.3.2  19.3.2 Supply of aggregate and reagent limestone products

Current supplies of glaciofluvial aggregates in the Fort McMurray region are limited in both size and quality. Poplar Creek is an aggregate quarry and is rapidly nearing total depletion. Susan Lake is another aggregate quarry that is believed to have less than 5 to 10 years' supply and is scheduled to be buried beneath a tailings structure within 10 years. Although additional deposits have been found recently, they are typically small and inadequate to assure a long-lived supply for construction and operation of oil sands mining and in situ projects. Typically, aggregate deposits remaining in the region are sand-rich and contain ironstone, rendering them inappropriate for use in manufacturing concrete (personal communication, R. Gerrish, 2004).

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A review of current aggregate resources was undertaken to assess the impact of a new source of aggregates from the proposed Hammerstone quarry. The information on aggregate supply is based on data included in aggregate surveys by the Athabasca Regional Issues Working Group (RIWG) that were published in 2003 and 2004(13). The RIWG surveys differentiate between two types of aggregate: road quality aggregate and concrete aggregate. Aggregate is defined by RIWG as being gravel "...consisting of 50% or more particles of a size of 5 mm or larger..." but no information defining road quality and concrete aggregate qualities is provided. Supply data for the region are given in Table 19-1.

Table 19-1: Road quality and concrete aggregate supply, Regional Municipality of Wood Buffalo

			North of Fort McMurray
Year	Source	South of Ft. McMurray	East of Ath R.	West of Ath R.	Total
Road Quality Aggregate (tonnes)
2003	RIWG/03	2,068,897	59,860,000	5,125,000	67,053,897
2004	RIWG/04	205,000	49,610,000	31,100,550	80,915,550
Converted from m3 using in situ aggregate density 2.05 t/m3
Concrete Aggregate (tonnes)
2003	RIWG/03	1,816,592	1,800,000	4,500,000	8,116,592
2004	RIWG/04	-	1,620,000	450,000	2,070,000
Converted from m3 using concrete aggregate density 1.80 t/m3

The aggregate supplies reported in the RIWG surveys show some variation between 2003 and 2004 that could reflect aggregate production, resource addition from new discoveries, or inconsistencies in reporting between the two years. For instance, 10.2 Mt was apparently produced east of the Athabasca River north of Fort McMurray, while 26.0 Mt of road quality aggregate was apparently discovered west of the Athabasca River, with an overall increase in road quality aggregate in the region of 13.9 Mt between 2003 and 2004. Similar unexplained differences are noted between the 2003 and 2004 concrete aggregate data, resulting in a drop of 6.0 Mt. Rather than ascribe any particular explanation to these differences, the results of the 2004 RIWG survey will be taken as the most accurate estimate of remaining road quality and concrete aggregates, which were 80.9 Mt and 2.1 Mt, respectively in 2004.

Quicklime and hydrated lime are not currently produced in the region and must be trucked in from plants located elsewhere. The four closest plants to Fort McMurray are owned by Graymont Western Canada Inc and Graymont Western US Inc. The Summit plant at Coleman, Alberta, is not believed to be operating at present. Competing sources of quicklime, their respective capacities and approximate road distances from the location of the proposed Hammerstone limestone processing complex are listed in Table 19-2.

__________________
13 The two RIWG surveys used are identified as the 2002 and 2003 RIWG aggregate surveys but were published in 2003 and 2004, respectively. It is herein assumed that the supply figures are the end-of-year supply for the survey year and demand is the forecast demand for the upcoming year. In this report, supply and demand data for the 2002 and 2003 RIWG aggregate surveys are reported in the 2003 and 2004 calendar years.

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Table 19-2: Competing Quicklime Plants, Canadian Prairies and Northern US Plains

				Capacity	Distance
Plant1	Location	Province/State	Operator	(kt/a)	(km)
Exshaw	Exshaw	Alberta	Graymont Western Canada Inc.	180	900
Summit	Coleman	Alberta	Graymont Western Canada Inc.	50	1,050
Faulkner	Faulkner	Manitoba	Graymont Western Canada Inc.	117	1,500
Indian Creek	Townsend	Montana	Graymont Western US Inc.	300	2,000

1 Data from government and industry sources.

Crushed limestone for FGD is used at the Tar Island Powerplant operated by TransAlta on behalf of Suncor. This limestone is believed to be obtained from Waterways Formation limestone exposed at the base of Suncor's original pit located on the west side of the Athabasca River, north of the Tar Island complex. Low-grade shaly limestone has also been purchased from Birch Mountain by Syncrude and Suncor where it occurs at the base of their respective Aurora and Steepbank / Millennium mines and is periodically exposed through removal of the overlying oil sands. No commercial sources of limestone, including high-calcium reagent grade limestone, currently exist in the region, other than Birch Mountain's Muskeg Valley Quarry and Hammerstone Project.

19.3.3 19.3.3 Current demand for aggregate, reagent limestone and lime products

Demand for aggregate in the Fort McMurray region is primarily for meeting the construction and operating requirements of the oil sands industry. Prior to obtaining the RIWG survey data, BMR initiated a freedom of information (FOI) request to the Alberta government to obtain information on the amount of aggregate supplied from government-owned gravel pits at Susan Lake and Poplar Creek operated by AMI. Table 19-3 shows the reported demand levels for road quality and concrete aggregate based on the FOI response (1998 to 2002) and RIWG surveys. The 2004 RIWG survey reported future demand estimates for five years through to 2008.

Based on information reported in the 2003 and 2004 RIWG aggregate surveys (see Table 19-3); the average demand for road quality aggregate over the period 2003 to 2008 is 7.7 Mt and for concrete aggregate, 1.5 Mt. However, concrete aggregate comprises both rock and sand, of which BMR currently plans to produce only concrete rock. Typically, concrete rock makes up about 55% of a concrete aggregate; therefore, the average demand for concrete rock is estimated from the survey to be 0.8 Mt/a.

Both RIWG surveys deal only with glaciofluvial gravels and specifically exclude BMR's limestone currently being used for aggregate purposes by oil sands producers Syncrude and Suncor. Both companies have purchased limestone exposed at the bottom of their oil sands mines from BMR. Table 19-4 shows the amount of limestone from BMR leases underlying the oil sands mines used by Syncrude and Suncor and filed in royalty reports by BMR to the Alberta government. The five year average annual limestone use for aggregate by Syncrude and Suncor for 2001 to 2005 is 2.2 Mt. Therefore, based on historical limestone aggregate use and RIWG reported data, the current average aggregate demand is estimated to be 10.7 Mt annually, of which 8.5 Mt is estimated to come from deposits of glaciofluvial gravels.

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Although precise figures are not publicly available, Birch Mountain estimates that current use of reagent grade limestone in neutralizing sulphur emissions in the region amounts to approximately 250,000 to 300,000 tonnes per year. This represents demand from the Tar Island power plant that is fueled by delayed coke produced by Suncor.

Table 19-3: Road quality and concrete aggregate demand, Regional Municipality of Wood Buffalo

		South of Ft.	North of Fort McMurray
Year	Source	McMurray	East of Ath R.	West of Ath R.	Total

Road Quality Aggregate (tonnes)
1998	AMI	nd	663,691	1,127,633	1,791,323
1999	AMI	nd	608,632	873,238	1,481,870
2000	AMI	nd	4,149,842	873,238	5,023,080
2001	AMI	nd	3,669,570	972,315	4,641,885
2002	AMI	nd	2,176,072	1,097,129	3,273,201
FOI data converted from yd3 using in situ aggregate density of 1.57 t/yd3 (Poplar Creek)
Converted from "loose m3 " using aggregate density 1.80 t/m3 (Susan Lake)
2003	RIWG/03	594,826	9,532,500	3,883,725	14,011,051
2004	RIWG/04	1,103,925	2,250,900	4,247,600	7,602,425
2005	RIWG/04	294,175	2,216,050	6,123,350	8,633,575
2006	RIWG/04	140,425	2,334,950	4,259,900	6,735,275
2007	RIWG/04	27,675	2,363,650	2,484,600	4,875,925
2008	RIWG/04	112,750	2,246,800	1,771,200	4,130,750
Average 2003 to 2008					7,664,833
Concrete Aggregate (tonnes)
2003	RIWG/03	363,562	-	369,000	732,562
2004	RIWG/03	-	882,000	90,000	972,000
2005	RIWG/03	90,000	1,690,200	171,000	1,951,200
2006	RIWG/03	-	1,323,000	405,000	1,728,000
2007	RIWG/03	-	1,974,600	180,000	2,154,600
2008	RIWG/03	-	1,332,000	180,000	1,512,000
Converted from m3 using concrete aggregate density 1.80 t/m3 (RIWG surveys)
Average 2003 to 2008		1,508,394
Concrete rock (@55%)					829,617
Note: nd = no date

Table 19-4: Limestone produced from Birch Mountain's leases for use as aggregate by oil sands mining companies.

		South of Fort	North of Fort McMurray
Year	Source	McMurray	E of Ath R.	W of Ath R.	Total
Limestone Aggregate (t)
2000	OSCo	nu	109,898	nu	109,898
2001	OSCo	nu	1,226,736	nu	1,226,736
2002	OSCo	nu	2,356,742	nu	2,356,742
2003	OSCo	nu	2,324,936	nu	2,324,936
2004	OSCo	nu	2,344,476	nu	2,344,476
2005	OSCo	nu	2,823,986	nu	2,823,986
Five year average 2001 to 2005					2,215,375
OSCo = oil sands companies; nu = not used

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No independent information has been found on the consumption of quicklime by the oil sands industry or other industries in the region. Quicklime is used as a reagent in existing industrial and municipal water treatment facilities and by the pulp-and-paper industry. Some information has been obtained from public disclosure of chemical reagents used in the oil sands industry. Birch Mountain estimates that the current total market for quicklime and hydrated lime in northeastern Alberta is 50,000 to 100,000 tonnes per year. Much of the current demand is probably in the Cold Lake region, where water treatment is required for in situ steam-assisted recovery of bitumen from the oil sands.

19.3.4 Projected long-term oil sands construction activity and bitumen production capacity

The original prefeasibility study (AMEC, 2005) forecasted demand for aggregate and reagent limestone products by linking demand for these products to a model of long-term construction activity and bitumen production capacity in the oil sands industry. This oil sands construction and production model was provided by Canadian Energy Research Institute (CERI) and was derived from CERI Study No. 108, Oil Sands Supply Outlook, Potential Supply and Costs of Crude Bitumen and Synthetic Crude Oil in Canada, 2003-2017. CERI's extended model for BMR developed high-, base- and low-case forecasts of oil sands bitumen supply from 2005 to 2070 for two oil price scenarios, one where the West Texas Intermediate (WTI) price averaged US$25/bbl and the other where this price averaged US$32/bbl. The bitumen supply was estimated in CERI's base case scenario to rise to a maximum approaching 5.4 million barrels per day in 2050, staying near this level through to 2070.

Annual demand for each aggregate and reagent limestone product was then estimated for the period 2006 to 2070 by multiplying CERI's construction activity and bitumen production forecasts by demand factors that estimated the amount of aggregate and reagent products required per barrel of capacity construction or production. These demand factors were calculated from industry data by BMR and then independently reviewed and revised by CERI.

Oil price has increased to levels above US$70/bbl since completing the 2005 prefeasibility report. It appears that average oil prices will be higher than those underpinning CERI's extended bitumen production model. For this reason, BMR contracted CERI and Professor Graham Davis, a mineral economist and professor at the Colorado School of Mines, to update CERI's previous model so that it considers how higher oil prices and oil price uncertainty affects bitumen production and capacity addition. The resulting CERI / Davis model and its forecasts of oil sands construction and production are used in this report as one component of the estimate for BMR's aggregate and reagent limestone products.

The CERI / Davis model estimates oil sands construction activity and bitumen production from 2006 to 2070 for open pit mining and in-situ extraction of bitumen in the North Athabasca region, the in-situ recovery of bitumen in both the South Athabasca and Cold Lake regions, and the upgrading of bitumen into synthetic crude oil in the South and North Athabasca regions. Their model uses Monte Carlo simulation of future oil prices to forecast bitumen production and construction levels. It is based on the CERI estimate that it is economical (i.e., that capital and operating costs are recovered and that the expected profit is large enough to compensate investors for risk exposure and the time value of money) to add oil sands capacity when the WTI spot price for oil is above a trigger level of approximately US$32.70/bbl in real terms. It incorporates a reverting oil price uncertainty model (CERI (2006) and Davis (2006)) for which

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CERI estimates the long-term equilibrium price to which the WTI spot price reverts is US$63 per barrel in real terms. AMEC has reviewed the reports of CERI (2006) and Davis (2006) and accepted their work for the purposes of this report.

The CERI / Davis model incorporates the following production and construction rules:

  Construction activity from 2006 to 2015 is based on current project announcements. After 2015, the expected annual capacity increases for North Athabasca surface mining is 1%, increases for in-situ bitumen recovery capacity in the North and South Athabasca regions is 3%, and 0% for in-situ bitumen recovery increases in the Cold Lake area. Upgrading capacity grows at ratio of 53% to the increases of bitumen production capacity in the North Athabasca, South Athabasca, and Cold Lake regions.
  Existing mining and upgrading projects are shutdown if the WTI spot price falls below US$10.60/bbl. Existing in-situ production facilities are shut down if the WTI spot price drops below US$7.90/bbl.
  Planned construction of all oil sands projects is delayed if the real WTI spot price falls below US$32.70/bbl.
  Incremental capacity additions require 3 years to become operational from the start of construction.
  Construction activity that has previously been shelved due to a WTI prices falling below approximately US$32.70/bbl can be brought back on stream with new construction within the constraint that the greatest combined annual addition rate is either the maximum of the construction rate over the past five years or a 6% output growth rate, whichever is less.

The expected annual bitumen production and upgrading capacities from simulating oil sands capacity expansion using the CERI / Davis model are shown in Figure 19-1. Table 19-5 details the forecast average daily bitumen production for each region by decade and industry activity. Their model predicts that the addition of bitumen production and upgrading capacity is likely to follow CERI's unconstrained case, with minimal probability of a prolonged drop in oil prices below $US32.70 per barrel and a consequent delay in oil sands expansion, and a very low probability that operating oil sands projects will terminate production prior to reserve exhaustion. The CERI / Davis model predicts that oil sands bitumen supply will continuously increase over the period 2006 to 2070, reaching nearly 12 million barrels per day by 2070.

AMEC independently rebuilt the CERI / Davis model and reran the simulations to determine how sensitive expected bitumen production and upgrading capacity was to lower long-term equilibrium WTI oil prices. AMEC's simulations confirmed their results and demonstrated that the oil sands expansion predicted by the CERI / Davis model is largely unaffected by changes in the long-term equilibrium WTI oil price unless this price is set at or below US$40/bbl. Figure 19-2 shows the percentage reduction in expected production and upgrading capacity for various lower long-term equilibrium WTI oil prices. Figure 19-2 illustrates that at a long-term equilibrium WTI oil price of $40, the maximum reduction in the expected total bitumen production compared to CERI / Davis model is less than 5% prior to 2045 and less than 8% between 2045 and 2070.

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It is important to note that the CERI / Davis model only considers the impact of oil prices on oil sands construction and bitumen production. Some factors, such as difficulties in accessing labour or capital, could delay expansion of oil sands bitumen supply. Other factors, including environmental factors such as access to water and pollutant emission restrictions, may have the effect of capping ultimate oil sands bitumen supply capacities below the predicted levels.

Figure 19-1: Projected daily bitumen producing and upgrading capacity for the North Athabasca, South Athabasca, and Cold Lake regions from the CERI / Davis model.

Table 19-5: Average daily bitumen production capacity by decade, oil sands region, and activity.

			Average daily bitumen production capacity by decade, region
	Period		and industry activity (thousand barrels per day)
			North	North	South
		Duration	Athabasca	Athabasca	Athabasca	Cold Lake	Athabasca
Start	End	(years)	Mining	In-situ	In-situ	In-situ	Upgrading
2006	2010	5	1054.6	200.6	355.7	391.6	1057.9
2011	2020	10	2409.2	670.6	618.6	409.7	2196.5
2021	2030	10	2976.4	978.7	866.3	404.3	2791.7
2031	2040	10	3287.8	1317.9	1166.5	404.3	3300.2
2041	2050	10	3631.7	1771.1	1567.7	404.3	3941.2
2051	2060	10	4011.7	2380.2	2106.8	404.3	4758.6
2061	2070	10	4431.4	3198.8	2831.4	404.3	5808.5

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Figure 19-2: Variation in expected total bitumen production compared to the base case CERI / Davis model when lower long-term equilibrium WTI prices are used.

19.3.5 Projected long-term demand for aggregate products

The total demand for aggregate products from the Fort McMurray oil sands region is estimated using construction and production demand factors for individual aggregate products to translate projected oil sands construction activity and bitumen production from the CERI / Davis model into demand for each product. These factors vary with aggregate product, oil sands region, project phase, and oil sands industry segment. Regional demand for an individual aggregate product during a particular year is estimated by multiplying its demand factor for a particular oil sands activity and project phase by the estimated amount of annual capacity added (for construction demand) or bitumen production (for operations demand). Annual total demand for a particular aggregate product is the sum of individual demands across region, oil sands activity, and project phase (construction and production).

The aggregate products for which demand is estimated include construction aggregate, base aggregate, concrete rock, asphalt aggregate, and sub-base / liner. For aggregates, the geographical regions considered are North Athabasca and South Athabasca. The Cold Lake region is not considered because it is assumed that the Hammerstone Project will sell no

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aggregate into this region because transportation distances make an aggregate supply from Fort McMurray region uneconomic.

Demand factors for construction aggregate, base aggregate and concrete rock used in the 2005 prefeasibility study were independently reviewed and modified by Norwest (2006) after analysis of historical oil sands industry data and project engineering estimates. Demand factors for asphalt rock and sub-base/liner aggregate were provided by BMR but not independently verified by Norwest or AMEC. AMEC believes that the demand factors for these products are preliminary and should be reviewed as the market for these products evolves. AMEC further notes that estimated production of asphalt rock and sub/base liner and their associated revenues are small compared to those estimated for other aggregate products.

Projections of regional infrastructure and municipal demand for aggregate products does not use demand factors and is calculated as 10% of overall oil sands demand for a particular product. Norwest (2006) believes that this is a reasonable assumption because of the large scale of oil sands development.

Table 19-6 details the average annual oil sands and municipal demand for individual aggregate products from 2006 to 2060 in the North Athabasca and South Athabasca regions. BMR sales of aggregate products are calculated in section 19.3.8 by multiplying estimated annual demand for each aggregate product by forecast market share.

Table 19-6: Average oil sands and municipal demand for aggregate products in the North Athabasca and South Athabasca regions.

Period horizon		Period	Average annual oil sands aggregate product demand by decade
		duration	(million tones per year)
			Construction	Base	Concrete	Asphalt	Sub-base /
Start	End	(years)	aggregate	aggregate	rock	aggregate	liner
2006	2010	5	9.254	9.254	0.371	0.215	0.637
2011	2020	10	8.922	8.922	0.152	0.069	0.203
2021	2030	10	10.045	10.045	0.126	0.051	0.151
2031	2040	10	11.413	11.413	0.153	0.064	0.190
2041	2050	10	13.031	13.031	0.188	0.082	0.242
2051	2060	10	14.964	14.964	0.233	0.105	0.310

19.3.6 Projected long-term energy demand in the oil sands industry

Oil sands energy consumption may become a fundamental driver of future reagent limestone and quicklime demand if alternative fuels containing sulphur are partially adopted in place of natural gas as an energy source in the oil sands industry. When burnt, these fuels release sulphur that must be captured prior to the release of combustion gases into the atmosphere. FGD and FBC technologies are widely used and consume limestone and quicklime as principal reagents as part of reliable, cost-effective processes to capture sulphur when coals, cokes and other fuels that contain sulphur are burnt.

An energy substitution model for the oil sands industry was developed by BMR to forecast the potential future market for reagent limestone products used in desulphurization. This model links energy requirements for bitumen production and upgrading to the demand for reagent

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limestone products from burning alternative fuels. It incorporates assumptions regarding the substitution rate and level of alternative fuels used in place of natural gas, the types of alternative fuels used, and the technologies adopted for their combustion.

The resulting demand forecasts for Birch Mountain's reagent limestone and quicklime products used in FBC and FGD are uncertain. However, this model is an important component of the project's economic analysis because it reflects BMR's understanding of the project business environment and provides guidance on how the market for reagent limestone products may evolve. This guidance, and insights into deviations from it based on future operating experience, can assist management with decisions to optimize economic value and return, and minimize capital risk such as the possibility of installing excess capacity.

At this time, natural gas is the preferred fuel for generating power, heat, steam and hydrogen because it has been abundant in the past and has fewer environmental consequences compared to other fuel sources. However, industry commentators have stated that the oil sands industry may need to adopt alternative energy sources in the future as production from conventional natural gas sources decline and the price of natural gas becomes more volatile. The Alberta Chamber of Resources has stated in their report Oil Sands Technology Roadmap (OSTRM; 2004, p. 4) that "The historical dependence on abundant and inexpensive natural gas, for fuel and the generation of hydrogen, must change. With or without a third development wave beyond 2012, the industry will need to encourage the further development of options to use bitumen based products, or alternatives such as coal."

The OSTRM also highlights that continued reliance by the oil sands industry on natural gas as a fuel source is problematic with the statement on page 14 "An extrapolation of natural gas usage by oil sands development to 2030, as based on current project natural gas rates for a reasonable mix of projects is shown in Figure 2.3 [OSTRM p. 14, this figure is not reproduced here]. In this scenario, natural gas usage would rise from 10% of combined WCSB [Western Canada Sedimentary Basin], Coal Bed Methane (CBM) and Mackenzie supply by 2012, to an unthinkable 60% or more by 2030. Such a demand level, combined with competition from other markets in the face of dwindling reserves, will only drive price increases. LNG imports into North America may begin to set price levels. The "business as usual" case is clearly unsustainable and uneconomical. The solution is energy and hydrogen self-sufficiency, either through the use of residues, or external energy alternatives, such as coal or nuclear."

CERI reiterates these OSTRM statements in their cogeneration report Cogeneration Opportunities for Canadian Oil Sands Projects – Part 3: Cogeneration Options and Opportunities (CERI, 2005, p. 18) with the statement "The tight supply of natural gas and increasing demand are creating surging and volatile prices. The price volatility and predicted future trend of natural gas prices, along with availability of natural gas, are all critical elements for oil sands operations. Higher natural gas prices lead to higher operating costs, and high gas price volatility increases the potential risk of these gas intensive projects. This environment is prompting the oil sands industry to consider alternative fuels and technologies."

These statements support the assumption that the oil sands industry will use non-natural gas sources for some of its fuel, power and hydrogen needs in the future. Unfortunately, it is difficult to predict with certainty how quickly and to what degree alternative fuels will be adopted

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even though the previous statements make the migration from natural gas to alternative fuels appear imminent.

The energy consumption model used in this report relies on information provided by BMR, published sources, and other third-party consultants under contract to BMR. The purpose of the consumption model is to outline one possible scenario of how alternative fuels are adopted into the oil sands industry. An estimate of future reagent product demand and BMR sales of reagent product can then be made using this scenario. Other scenarios for adopting alternative fuels are possible which will affect forecast demand for reagent products. An analysis is included in section 19.9 that indicates the sensitivity of project economics to changes in reagent limestone and quicklime revenues. These changes may arise due to variation in reagent limestone and quicklime prices, in the amounts of these products sold or a combination of the two.

Projected natural gas use with no consumption restrictions

A forecast of natural gas consumption for fuel, power and hydrogen was obtained using the CERI / Davis model of bitumen production and published natural gas demand factors. The forecast is based on current energy consumption patterns with no substitution by alternative fuels. Natural gas is used directly for heat and fuel in all oil sands industry activities and indirectly through power generation. It is also used as a source of hydrogen in the upgrading process.

CERI (2005) and the Alberta Chamber of Resources (2004) provide demand factors for natural gas as fuel. A demand factor for natural gas consumed in power generation is obtained by multiplying an electricity demand factor (CERI, 2005) by a natural gas heat rate of 8.8 Gj/MWh (CERI, 2005) and a natural gas energy factor of 0.952 Mcf/Gj (National Energy Board – Energy Conversion Tables, 2006). Table 19-7 presents the demand factors used to determine natural gas consumption.

Figure 19-3 projects unrestricted daily natural gas consumption for fuel and generating power and hydrogen, based on current energy consumption patterns and with no substitution by alternative fuels. The line with triangular data markers plots natural gas consumption along the Y-axis on the left side of the graph versus time. The data points were obtained by summing natural gas consumption for fuel and generating power and hydrogen in North Athabasca, South Athabasca, and Cold Lake. Consumption in each of these regions was estimated by multiplying either annual bitumen production or annual upgrading capacity (see figure 19-1) by the associated natural gas demand factor which is equal to the sum of the fuel and power / hydrogen generation demand factors for natural gas in Table 19-7.

Figure 19-4 divides total unrestricted natural gas consumption into categories of fuel, power generation, and hydrogen production. Natural gas is primarily consumed as a fuel to produce steam and heat and as a fuel and feedstock for the production of hydrogen by steam methane reforming.

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Table 19-7: Natural gas demand factors in the oil sands industry for fuel and generation of power and hydrogen.

	Fuel	Power generation		Hydrogen
Oil sands	Natural gas	Electricity	Natural gas	Natural gas
activity	demand (Mcf/bbl)	demand (MWh/bbl)	demand (Mcf/bbl)	demand (Mcf/bbl)
Mining	0.250	0.012	0.101	0.0
In-situ extraction	1.250	0.010	0.084	0.0
Upgrading	0.080	0.008	0.067	0.400

Figure 19-3: Forecast unrestricted natural gas consumption for fuel, power and hydrogen and total projected annual energy consumption in the oil sand industry.

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Figure 19-4: Projected unrestricted daily natural gas consumption for fuel, power and hydrogen production.

Total energy consumption represented by unrestricted natural gas use

A forecast of future energy requirements for the oil sands industry in the North Athabasca, South Athabasca and Cold Lake regions is required for modeling possible scenarios of alternative energy consumption. Table 19-8 provides fuel, power, and hydrogen intensity factors for mining, in-situ extraction, and upgrading. These intensity factors are calculated as the product of the natural gas factors from Table 19-7 and the natural gas energy content of 1.05 Gj/Mcf (National Energy Board – Energy Conversion Tables, 2006). These factors are used to determine overall energy consumption in each region in a similar manner as the natural gas consumption calculation.

AMEC notes that the production of hydrogen during bitumen upgrading consumes natural gas as both a fuel to create heat and steam, and as a feedstock for generating hydrogen. The hydrogen energy intensity factor presented in Table 19-8 may be unrepresentative in that it is derived from a natural gas intensity factor (see Table 19-7) that summarizes both these uses. This factor may underestimate the use of desulphurizing reagents required during hydrogen production when an alternative fuel such as petroleum coke is used as a hydrogen source. Due to the lower hydrogen contents in the alternative fuels, it is likely the hydrogen generating process will have a lower efficiency when an alternative fuel is used instead of natural gas. This would result in a greater amount of alternative fuel being consumed in generating an equivalent amount of hydrogen to processes using natural gas, thereby increasing the requirement for reagent limestone or quicklime. Further work is needed to quantify the use of

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alternative fuels as a replacement for natural gas as a feedstock in the hydrogen production process.

Figure 19-3 also displays forecast energy demand from 2006 to 2070. The black line with cross data markers plots energy consumption along the Y-axis on the right side of Figure 19-3 versus time. This line may be produced using energy intensity factors or by multiplying overall natural gas consumption by the energy content of natural gas.

Table 19-8: Energy intensity factors for fuel, power, and hydrogen production from natural gas.

Activity	Fuel intensity	Power intensity	Hydrogen intensity
	factor (Gj / bbl)	factor (Gj / bbl)	factor (Gj/bbl)
Mining	0.263	0.106	0.0
In-situ extraction	1.313	0.088	0.0
Upgrading	0.084	0.070	0.420

Alternative fuels in the oil sands industry

The Alberta Chamber of Resources (2004) considers petroleum coke, asphaltenes, bitumen, and coal as possible alternatives to natural gas for fuel and generating of power and hydrogen. Petroleum coke and asphaltenes are produced as byproducts from bitumen upgrading processes and may be burned directly or through either fluidized bed combustion or gasification technologies. Bitumen produced during mining or in-situ extraction may be used as a fuel source at smaller oil sand projects while coal may be imported or mined from the Firebag Coal deposit, a low-quality coal deposit in the North Athabasca region.

Current examples of alternative fuel use in the oil sands industry includes the combustion of petroleum coke for power and steam generation at the Suncor Tar Island site, and the combustion of off-gases produced in the fluid coking process at Syncrude's Mildred Lake site. Opti-Nexen is constructing the Long Lake project that will convert the asphaltenes extracted during upgrading into a synthetic gas that will provide both fuel and hydrogen.

The total energy intensity for the oil sands projects will increase when alternative fuels are used for power generation because there is a decrease in generation efficiency. The decrease in efficiency is highlighted by comparing heat rates of each fuel type for power generation. This report uses a heat rate for natural gas of 8.8 Gj/MWh and for alternative fuels a heat rate of 10.6 Gj/MWh (10,000 Btu/MWh).

Table 19-9 outlines the increase in energy intensity from using alternate fuels in power generation. The power intensity of alternative fuels is calculated by multiplying the power intensity factor for natural gas by the ratio of the alternative fuel heat rate to the natural gas heat rate. An estimate of total energy intensity for projects using alternative fuels is calculated by summing fuel and hydrogen intensities provided in Table 19-8 and the power intensity factor for alternative fuels calculated in Table 19-9.

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Table 19-9: Revision of energy intensity factors for alternative fuel use in power generation.

Activity	Power intensity factor	Power intensity factor	Total energy intensity
	with natural gas	with alternative fuels	factor with alternative
	(Gj/bbl)	(Gj/bbl)	fuels (Gj/bbl)
Mining	0.106	0.127	0.389
In-situ extraction	0.088	0.106	1.419
Upgrading	0.070	0.085	0.589

The energy content and sulphur content of each alternative fuel are required to model their use as a source of fuel and power in the oil sands industry. Energy content dictates the amount of each alternative fuel required to meet energy demand. Sulphur content determines the amount of sulphur that must be captured to meet environmental controls when alternative fuels are used.

Table 19-10 presents the energy content of each alternative fuel and the annual alternative fuel consumption factor for each fuel by oil sands industry activity. Each factor is calculated by dividing the total energy intensity factor in Table 19-9 by the alternative fuel's energy content provided in Table 19-10 and multiplying the result by 365 days/year. The amount of alternative fuel required per year for a particular activity and region can be calculated by multiplying the portion of forecast daily bitumen capacity (see Figure 19-1) consuming alternative fuels by the associated alternative fuel consumption factor in Table 19-10.

Table 19-10: Alternative fuel energy content and annual alternative fuel consumption factor by oil sands industry activity.

Alternative	Energy	Annual alternative fuel consumption factor
fuel	content	(tonne per year / bbl daily capacity)
	(Gj/tonne)	Mining	In-situ	Upgrading
Bitumen	40.8	3.484	12.697	5.269
Petroleum coke	33.5	4.234	15.432	6.403
Asphaltene	38.2	3.718	13.549	5.622
Firebag Coal	22.3	6.360	23.179	9.618

Table 19-11 presents for each alternative fuel its sulphur content and its sulphur production factor by oil sands industry activity. Each factor is calculated by multiplying the annual alternative fuel consumption factor from Table 19-10 by sulphur content. The amount of sulphur produced per year for a particular activity, region and alternative fuel can be calculated by multiplying the portion of forecast daily bitumen capacity using a particular alternative fuel by the associated sulphur production factor in Table 19-11.

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Table 19-11: Alternative fuel sulphur content and annual sulphur production factor by oil sands industry activity.

Alternative	Sulphur	Annual sulphur production factor
fuel	content	(tonne per year / bbl daily capacity)
	(%)	Mining	In-situ	Upgrading
Bitumen	4.8	0.167	0.609	0.253
Petroleum coke	6.3	0.267	0.972	0.403
Asphaltene	6.6	0.245	0.894	0.371
Firebag Coal	3.0	0.191	0.695	0.289

Projected alternative fuel use in the oil sands industry

The previous sub-sections of section 19-3.4 have provided forecasts of natural gas use and total energy requirements for the oil sands industry. These forecasts have been supplemented with a section discussing possible alternative fuels and some of their characteristics for generating power and heat. Additional assumptions are required to estimate the adoption of alternative fuels needed to calculate the projected demand for reagent limestone and quicklime for desulphurization by FGD and FBC.

BMR has assumed that alternative fuels will be adopted with increasing preference to provide power and heat for additions of new capacity only in the oil sands industry. The initial adoption of alternative fuels is 0% in Cold Lake and South Athabasca regions and is estimated to be 15% in the North Athabasca region. The positive initial use of alternative fuels in North Athabasca recognizes Syncrude's use of synthetic gas from fluid coking and use of pulverized petroleum coke by Suncor / TransAlta. The BMR adoption model assumes that alternative fuel use increases incrementally each year for new oil sands capacity to a maximum natural gas replacement proportion of 80%. The maximum substitution rate of alternative fuels for natural gas is reached in 25 years for the North Athabasca region with its large integrated mining projects and 20 years for the South Athabasca and Cold Lake regions where smaller in-situ extraction projects predominate.

A key feature of the BMR adoption model is that existing capacity and new capacity powered and fueled by natural gas will continue to use natural gas until 2070. No allowance has been made for retrofitting of existing power, heat and hydrogen facilities.

Figure 19-5 outlines BMR's forecast replacement of natural gas by alternative fuels for oil sands energy needs from 2006 to 2070. The line with triangular data markers plots natural gas consumption as a proportion of total energy consumption along the Y-axis on the left side of the graph versus time. The line with cross data markers plots alternative fuel consumption as a proportion of total energy consumption on the right side of the graph. This figure shows that the maximum replacement of natural gas by alternative fuels is approximately 66% in 2070 using the BMR model. The use of natural gas and alternative fuels is evenly split between the two in 2030 and natural gas predominates until this time.

Figure 19-5 also presents the revised natural gas requirements for the oil sands industry when alternative fuels are introduced according to the BMR adoption model. The solid black line

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outlines revised natural gas consumption when alternative fuels are adopted and can be compared to forecast unrestricted gas consumption detailed in Figure 19-3. Using the assumptions adopted herein, natural gas use in the oil sands region still more than triples, from an estimated 1.3 Bcf/d (billion cubic feet per day) today to 4.6 Bcf/d in 2070.

Figure 19-5: Division of energy consumed between alternative fuels and natural gas used in this study; revised natural gas consumption with alternative fuels.

BMR also estimated the mix of alternative fuels used in each region based on availability of different fuel types. For example, petroleum coke is assumed to be 50% of the alternative fuel mix in North Athabasca where it is produced by Syncrude and Suncor, and in the future by CNRL at Horizon. Petroleum coke use is assumed to be 20% in the South Athabasca region where it is within shipping distance of the coke producers and 0% at Cold Lake. Likewise, BMR only considers coal use for the North Athabasca region where it is available from the Firebag Coal deposit. Table 19-12 presents BMR's alternative fuel mix assumptions for the three oil sands regions.

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Table 19-12: Alternative fuel mix assumptions.

Alternative	Alternative fuel proportion
fuel	North Athabasca	South Athabasca	Cold Lake
Bitumen	30%	60%	80%
Petroleum coke	50%	20%	0%
Asphaltene	15%	20%	20%
Firebag Coal	5%	0%	0%

Alternative fuel combustion technologies and sulphur mitigation requirements

Three alternative fuel combustion technologies are considered in the energy consumption model. These are 1) high temperature gasification by integrated gasification combined cycle (IGCC), 2) direct combustion, and 3) fluidized bed combustion or gasification. All three technologies are either being used or will be used in the future. Suncor's Tar Island site burns petroleum coke by direct combustion while Syncrude uses fluidized bed gasification in its cokers to generate synthetic gas that is burned in CO (carbon monoxide) boilers at its Mildred Lake site. Opti-Nexen is currently building an IGCC-type gasifier at its Long Lake project.

IGCC plants combine an alternative fuel gasification unit with a gas-fired combined cycle power generation unit. These plants are capable of co-producing hydrogen, have greater thermal efficiencies than conventional plants, are high capital cost and do not require reagent limestone or quicklime for desulphurization. A potential disadvantage of this technology is the production of chemically pure sulphur as a byproduct.

Byproduct sulphur production has been identified as a potential problem since Fort McMurray is a great distance from large sulphur consumers. The National Energy Board (2006) states, "The stockpiling of sulphur is a physical problem. By 2015, sulphur recovery could generate as much as five million tonnes of sulphur per year." The OSTRM (2004, p. 17, 18) provides a more detailed description of the problem with the statement:

"A "mixed [petroleum] product" industry might therefore be producing anywhere from 10-12 Mega-tonne per year by 2030, depending on the extent of full upgrading in Canada by that time. Putting this into current context, it is equal to about half of the internationally traded sulphur worldwide, and is almost double Canada's seaborne exports today.

The handling of sulphur from oil sands production is a challenge, given the global glut of sulphur, the high-cost of transport from our landlocked supplies, and continuing non-discretionary production from natural gas and refineries. New technologies to use the sulphur by-product in non-traditional ways, such as cement, sulphur enhanced road asphalt, as well as in plant nutrient demand growth, all offer ways to mitigate the world supply-demand imbalance. However, the oil sands industry needs to deal with medium and long-term storage."

Direct combustion plants burn alternative fuel in a boiler to produce steam for use in power generation, SAGD bitumen recovery, mining / extraction operations and bitumen upgrading. Fluidized bed combustion plants suspend alternative fuels in air jets to improve boiler

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combustion and heat transfer. These plants have lower capital costs than IGCC plants but also have lower thermal efficiencies. Fluidized bed combustion operates at lower temperatures than direct combustion or IGCC, with lower consequent production of thermal NOx (nitrous oxides).

Direct and fluidized-bed combustion (FBC) plants require crushed reagent limestone or quicklime to capture the sulphur contained in alternative fuel. Direct combustion plants use quicklime or reagent limestone in a flue-gas desulphurization (FGD) unit for post-combustion sulphur capture. Reagent limestone is injected into the boiler with the alternative fuel at an FBC plant where it captures sulphur within the combustion zone.

BMR assumes that the selection of alternative fuel technology will be guided by the nature of oil sands operations and the assumed fuel mix in each region. IGCC is assumed to be used in power and heat generation for 50% of the new capacity burning alternative fuels in North Athabasca because of its large integrated mining/extraction/upgrading projects with a requirement for hydrogen. The selection of IGCC is set at 40% in the South Athabasca and Cold Lake regions where the use of bitumen as an alternative fuel is assumed to predominate (see Table 19-13).

Table 19-13: Division of alternative fuel combustion technologies by region.

Alternative	Alternative fuel combustion technology proportions
fuel	North Athabasca	South Athabasca	Cold Lake
Integrated gasification
	50%	40%	40%
combined cycle
Direct combustion	30%	35%	40%
Fluidized bed combustion	20%	25%	20%

The assumptions made regarding the selection of alternative fuel combustion technologies allows the division of energy requirements between natural gas and alternative fuels in Figure 19-5 to be further subdivided. Figure 19-6 presents the division of energy needs met by natural gas, alternative fuels using IGCC technology, and alternative fuels using either direct or fluidized-bed combustion. This figure illustrates the BMR model forecast that by 2070 approximately one-third of energy needs will be met natural gas, one-third by alternative fuels consumed at IGCC plants, and one-third by alternative fuels consumed at either direct or fluidized-bed combustion plants. In 2020, the forecast division is 57% natural gas, and 43% alternative fuels, with the alternative fuels evenly split between IGCC plants and either direct or fluidized bed combustion.

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Figure 19-6: Annual proportion of forecast energy requirements met by natural gas, alternate fuels combustion with IGCC, and alternate fuels consumed with either direct or fluidized-bed combustion.

19.3.7 Projected long-term demand for reagent limestone and lime products

Reagent limestone and lime products are required to capture sulphur when alternative fuels are burned in place of natural gas and during water treatment of boiler waters at SAGD and mining / extraction operations. Demand for reagent products for both these applications are forecast based on the CERI / Davis model of construction activity and bitumen production using product demand factors.

Hydrated lime is used to reduce alkalinity and hardness of boiler feed waters and to remove dissolved silica in co-produced waters at in-situ operations. The hydrated lime demand factors from the original prefeasibility study (AMEC, 2005) were used in this report. At mining / extraction operations, it is assumed that 0.075 tonnes of hydrated lime are required annually for every barrel of daily bitumen production. The demand factor at in-situ operations is assumed to be 0.058 tonnes per year for each barrel of daily bitumen production. The demand factor for upgrading operations is assumed to be zero.

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Reagent limestone and FGD quicklime demand from alternative fuels utilization is forecast from the CERI / Davis model using the applicable reagent limestone / quicklime product demand factor. This factor is derived from an estimate of the amount of reagent limestone or quicklime product required to capture the sulphur released when a particular alternative fuel is burned with either direct or fluidized-bed combustion given an oil sands activity.

BMR has assumed that all sulphur is liberated as sulphur dioxide (SO2) gas when an alternative fuel is burned. Quicklime or reagent limestone is used to capture sulphur as part of an inert gypsum byproduct (CaSO4) at direct or fluidized-bed combustion plants burning alternative fuels. Gypsum is formed as a byproduct when sulphur dioxide reacts with either quicklime (CaO) or reagent limestone (CaCO3). The amount of reagent limestone product consumed in this reaction is dependent on the type of alternative fuel burnt, the molecular weight ratio of reagent limestone product to sulphur dioxide and the efficiency of the reaction.

Table 19-14 presents the FBC and FGD reagent limestone consumption factors given an alternative fuel and oil sands industry activity. The factors are calculated by multiplying the sulphur production factor from Table 19-11 by the molecular weight ratio of 3.125 and an efficiency factor of 1.10. The weight ratio was calculated by dividing the molecular weight of reagent limestone (Ca: 1 x 40 = 40, C: 1 x 12 = 12, O: 3 x 16 = 48; Total: 100) by the molecular weight of sulphur (S: 1 x 32 = 32). The efficiency factor was provided by Envirosolv Energy and increases the theoretical amount of reagent limestone required to account for sulphur capture efficiency being less than 100%. Norwest Corporation reviewed the method and calculations used to derive the demand parameters in Table 19-14.

Table 19-14: FBC / FGD reagent limestone consumption factors.

	FBC / FGD reagent limestone consumption factor
Alternative fuel	(tonne per year / bbl daily capacity)
	Mining	In-situ	Upgrading
Bitumen	0.575	2.095	0.869
Petroleum coke	0.917	3.342	1.387
Asphaltene	0.844	3.074	1.276
Firebag Coal	0.656	2.390	0.992

Table 19-15 presents the quicklime consumption factors given an alternative fuel and oil sands industry activity. The factors are calculated by multiplying the sulphur production factor from Table 19-11 by the molecular weight ratio of 1.75 and an efficiency factor of 1.05. The weight ratio was calculated by dividing the molecular weight of quicklime (Ca: 1 x 40 = 40, O: 1 x 16 = 16; Total: 56) by the molecular weight of sulphur. The efficiency factor was also provided by Envirosolv Energy. Norwest Corporation reviewed the method and calculations used to derive the demand parameters in Table 19-15.

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Table 19-15: Quicklime consumption factors.

Alternative fuel	Quicklime consumption factor
	(tonne per year / bbl daily capacity)
	Mining	In-situ	Upgrading
Bitumen	0.307	1.120	0.465
Petroleum coke	0.490	1.786	0.741
Asphaltene	0.451	1.643	0.682
Firebag Coal	0.351	1.278	0.530

BMR made assumptions about regional preferences between reagent limestone and quicklime for desulphurization based on the increased unit cost of transporting reagent limestone compared to quicklime. In North Athabasca, quicklime use was assumed to be 30% and reagent limestone 70% of desulphurization demand for reagent limestone product given that this region is closest to the Hammerstone project. In South Athabasca, quicklime demand was assumed to be 33% and reagent limestone 67% of demand whereas this was the reverse in the Cold Lake region. Table 19-16 presents BMR's assumptions regarding reagent limestone product preference for desulphurization.

Table 19-16: Selection of FGD limestone and quicklime product at direct combustion plants by region.

Reagent limestone product	Reagent limestone product proportions
	North Athabasca	South Athabasca	Cold Lake
FGD / FBC reagent limestone	70%	66%	33%
Quick lime	30%	33%	66%

Table 19-17 presents the total projected industry demand for each reagent limestone product from 2006 to 2060. Hydrated lime demand is calculated by multiplying bitumen production by region and industry activity (Figure 19-1) by the associated demand factors presented at the start of this section and summing the results.

Demand for FBC / FGD reagent limestone or quicklime is also calculated by multiplying bitumen production for each region and industry activity by a product demand factor and summing the individual results. However, there is no single demand factor for quicklime or FBC / FGD reagent limestone as there is for individual aggregate products because their demand factors vary by year. The quicklime and FBC / FGD limestone demand factors vary with year because of the assumption that alternative fuels will increasingly replace natural gas for steam and power generation as new capacity is built. These variable demand factors are calculated on an annual basis from the following inputs:

1) The use of alternative fuels as a proportion of total energy consumption in the oil sands industry (Figure 19-5).

2) Consumption factors for reagent limestone product by activity and alternative fuel (Table 19-14 and Table 19-15).

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3) The alternative fuel mix by region (Table 19-12).

4) The selection of sulphur control technologies (Table 19-13).

5) The preference for a particular limestone product (Table 19-16).

6) An adjustment for average product limestone content of 90%.

Table 19-17: Average annual demand for reagent limestone product demand in the North Athabasca, South Athabasca and Cold Lake regions.

Period horizon		Period	Average annual oil sands reagent limestone product demand
		duration	(million tonnes)
		(years)	FGD	FBC	Quick	Hydrated
Start	End		limestone	limestone	lime	lime
2006	2010	5	0.137	0.201	0.088	0.134
2011	2020	10	0.578	0.818	0.343	0.279
2021	2030	10	0.922	1.303	0.541	0.354
2031	2040	10	1.267	1.797	0.744	0.414
2041	2050	10	1.715	2.440	1.007	0.489
2051	2060	10	2.302	3.283	1.354	0.585

19.3.8 Forecast market share and Birch Mountain sales

BMR forecast future sales by estimating their annual share of the market for each aggregate and reagent limestone product in the North Athabasca, South Athabasca, and Cold Lake regions. Regional product sales were calculated by multiplying market share and total product demand. Total BMR product sales were the sum of regional product sales with a limit imposed for production constraints.

Regional market share was estimated after considering the distance between the region and the Hammerstone Quarry, the distance between non-local competitors and the region, and the possibility of local sources of aggregate or reagent limestone product. Market share estimates have been reduced from those used in the prefeasibility study except for concrete rock. Table 19-18 compares the maximum market shares in the prefeasibility study and the current report by region for individual products. Figure 19-7 to Figure 19-9 present the BMR estimate of market share for each product and region from 2006 to 2060.

Table 19-19 and Table 19-20 present the average BMR sales of aggregate and reagent limestone product. These sales were calculated from the total product demand estimates which underlie Table 19-6 and Table 19-17 and the market share forecasts presented in Figure 19-7 to Figure 19-9.

Project No.:	Page 19-25

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Table 19-18: Maximum BMR market share of aggregate and reagent limestone product demand in the North Athabasca, South Athabasca and Cold Lake regions used in the 2005 and 2006 pre-feasibility reports.

	Maximum BMR market share (%)
Aggregate or reagent
limestone product	North Athabasca		South Athabasca		Cold Lake

	2005	2006	2005	2006	2005	2006
Construction aggregate	90	75	50	45	0	0
Base Aggregate	90	65	30	25	0	0
Concrete rock	90	100	70	90	0	0
Asphalt rock	na	100	na	90	na	0
Sub base / liner	na	70	na	40	na	0
Reagent limestone	na	90	na	80	na	50
Quicklime	95	90	85	80	50	50
Hydrated lime	na	95	na	85	na	60
Construction aggregate	90	75	50	45	0	0

Table 19-19: Average BMR sales of aggregate products in the North Athabasca and South Athabasca regions.

Period horizon		Period	BMR sales of aggregate product (million tonnes)
		duration	Base	Construction	Concrete	Asphalt	Sub-base
Start	End	(years)	aggregate	aggregate	rock	rock	liner
2006	2010	5	3.355	3.787	0.327	0.187	0.283
2011	2020	10	5.012	5.933	0.151	0.068	0.130
2021	2030	10	5.919	7.206	0.100	0.024	0.095
2031	2040	10	6.963	8.216	0.152	0.063	0.119
2041	2050	10	7.906	9.350	0.186	0.080	0.151
2051	2060	10	4.446	10.690	0.001	0.000	0.033

Table 19-20: Average BMR sales of reagent limestone product in the North Athabasca, South Athabasca and Cold Lake regions.

Period horizon		Period	Average BMR sales of reagent limestone product (million tonnes)
		duration	FGD	FBC	Quick	Hydrated
Start	End	(years)	limestone	limestone	lime	lime
2006	2010	5	0.046	0.150	0.028	0.029
2011	2020	10	0.483	0.416	0.290	0.224
2021	2030	10	0.801	0.494	0.468	0.323
2031	2040	10	1.075	0.631	0.636	0.379
2041	2050	10	1.051	1.112	0.692	0.396
2051	2060	10	0.348	0.987	0.681	0.000

Project No.:	Page 19-26

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Figure 19-7: Birch Mountain market share of aggregate and reagent limestone product demand in the North Athabasca region.

Project No.:	Page 19-27

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Figure 19-8: Birch Mountain market share of aggregate and reagent limestone product demand in the South Athabasca region.

Project No.:	Page 19-28

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Figure 19-9: Birch Mountain market share reagent limestone product demand in the Cold Lake region.

19.3.9 Pricing for aggregate and reagent limestone products

Pricing information for aggregate and reagent limestone products are not generally available publicly in the Fort McMurray region.

The majority of aggregate in the Fort McMurray region comes from the Susan Lake and Poplar Creek gravel pits which are publicly owned but privately operated. These gravel pits are owned by the Alberta government. Aggregate producers operating in these pits pay royalties of $1.40/tonne and $2.20/tonne for gravel from the Susan Lake and Poplar Creek pits respectively. Aggregate pricing in the Fort McMurray region typically is done on a spot or job basis, and long-term contracts are uncommon.

Birch Mountain estimated the prices for aggregate products through interviews with aggregate suppliers and consumers. These estimates were independently reviewed by Norwest Corporation who found the estimates reasonable based on their own experiences in the region and through discussions with suppliers and contractors. Norwest specifically noted that the large increase in the concrete rock price was reasonable and reflected imminent shortages for this product.

Project No.:	Page 19-29

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Norwest Corporation also provided an independent review of quicklime and hydrated lime product prices and these prices were used in this report. Their estimates were based on the expected landed price in Fort McMurray from the nearest third-party supplier. The landed price comprises two components: the plant gate price and the cost of transport. Norwest reviewed plant gate prices from several sources including Natural Resources Canada. Their estimated plant gate price for quicklime is C$120/tonne with the balance of the price representing the cost of truck transport from Canmore Alberta. Norwest noted that hydrated lime commonly sells at a premium of C$10 to C$15 per tonne over quicklime reflecting additional processing costs.

AMEC performed a preliminary cost estimate of transporting 1000000 tonnes of reagent limestone or quicklime per annum by rail into the Fort McMurray region from Calgary Alberta. The estimated cost was C$0.09 per tonne per kilometer which results in a rail transport cost of C$83 per tonne assuming a Calgary-Fort McMurray rail transport distance of 925 kilometers. AMEC notes that in Canada the rail cost of moving material in a north-south direction can be appreciably greater than the cost of moving material in the east-west direction because the rail distances are shorter and there is often more transfer of materials between trains.

This estimate includes the cost of transferring reagent limestone product between trucks and rail hoppers in both Calgary and Fort McMurray. This estimate does not consider the cost implications of possible capacity restrictions or the capital costs associated with possible rail line improvements in the future.

Norwest Corporation reviewed BMR's estimate of FGD/FBC reagent limestone price and believes it is reasonable.

Table 19-21 details the prices used in this report for aggregate and reagent limestone products.

Table 19-21: Forecast BMR prices for aggregate and reagent limestone products used in the 2005 and 2006 pre-feasibility reports.

Aggregate or reagent	Price (CAD$/tonne)
limestone product	2005	2006
Construction aggregate	8.00	9.00
Base aggregate	6.00	8.00
Concrete rock	14.50	30.00
Asphalt rock	N/A	15.00
Sub base / liner	N/A	7.00
FBC limestone	N/A	55.00
FGD limestone	N/A	55.00
Quick lime	195.00	215.00
Hydrated lime	N/A	230.00

Project No.:	Page 19-30

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

19.4 Muskeg Valley Quarry (MVQ) Operations

The Muskeg Valley Quarry (MVQ) and aggregate processing plant are currently in a state of development. Contractors are being use to develop the quarry and to date limited quantities of material have been quarried and processed for sale. As the quantities have been limited, no updates to the surface topography based on quarrying have been completed. Given the size of the current excavation relative to the entire Hammerstone Project, the quarried amount is not expected to be material. When regulatory approvals and operating permits for the Hammerstone Project have been received, the Hammerstone Project will be developed as a single integrated operation that incorporates the existing MVQ and aggregate operation into the larger Hammerstone Quarry, aggregate processing plant and limestone processing complex.

Limited cost and production data was available from the MVQ Operations and given its currently small scale and initial startup conditions it was decided to not use the data for forecasting future costs and production.

19.5 Hammerstone Production Forecast

The production forecast for the Hammerstone quarry is designed to meet the aggregate and reagent limestone sales forecast described above and is shown in Table 19-22. Mining losses are given in Table 19-23. In order to achieve maximum flexibility in developing the quarry plan, unit-for-unit substitution was permitted where two or more units could be used to supply the same products. The substitution rules are shown in Table 19-24. These rules were necessary due to the different mining losses for each unit.

The production plan has brought some overburden stripping ahead in time in order to smooth the production profile. After more detailed planning, and with the assistance of a contractor to take the peaks off of later years, some of this stripping could be deferred. The current plan assumes that the overburden will be stored in a dump along the east side of the lease. Once quarry floor is available, overburden and other waste products can be stored in-pit. Future work should examine the quarrying and dumping sequence in order to better optimize the quarry plan.

Project No.:	Page 19-31

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Table 19-22: Hammerstone Production Forecast

Quarry Unit	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Unit 1	0	0	0	0	236	3	479	692	0	0
Unit 2	0	0	0	211	679	189	377	956	0	0
Unit 3 (plus 85% of quarried unit 3a)	4,634	9,960	11,533	11,270	10,487	12,699	12,222	13,863	13,174	16,047
Unit 3a (15% of quarried unit 3a)	364	759	909	727	679	628	487	365	916	1,095
Unit 4	979	1,652	338	1,013	72	1,803	817	525	2,483	1,523
Overburden	11,135	10,172	7,568	9,004	7,190	3,066	6,783	1,274	1,198	844
TOTAL MINED	17,112	22,542	20,349	22,224	19,343	18,388	21,164	17,674	17,772	19,510

	2016 to	2021 to	2026 to	2031 to	2041 to	2051 to
Quarry Unit	2020	2025	2030	2040	2050	2060	Total
Unit 1	10,828	6,422	37,661	80,179	71,701	181,335	389,536
Unit 2	11,998	10,650	13,394	32,201	30,882	15,793	117,332
Unit 3 (plus 85% of quarried unit 3a)	78,859	78,886	60,382	142,296	178,932	2,257	657,500
Unit 3a (15% of quarried unit 3a)	5,387	3,818	171	3,120	3,721	10	23,154
Unit 4	546	458	384	82	117	0	12,792
Overburden	402	1,169	473	0	329	0	60,606
TOTAL MINED	108,018	101,404	112,464	257,879	285,682	199,395	1,260,919

Project No.:	Page 19-32

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Table 19-23: Hammerstone Mining Losses

Unit	Mining Loss
4	0%
3	25%
2	0%
1	6%

Table 19-24: Hammerstone Substitution Rules

Unit	4	3A	2	1
4	1	na	1.03	na
3	na	1	na	1.16
2	0.97	na	1	1.14
1	na	0.86	na	1

Quarrying will generally progress from north to south. Figures 19-1 through 19-5 show the site layout and pit progression through the quarry life. The mining schedule has been designed to produce the materials as required by the demand model that was produced by BMR.

Development work will include surface ditching for drainage to dewater the overburden material at least one year ahead of removal. Access roads will be constructed on a limestone base wherever practical. Any merchantable timber will be salvaged before clearing and grubbing the area. Muskeg, topsoil, and weathered rock will be removed by a combination of dozing and excavating with backhoes or front-end wheel loaders into trucks for haulage to stockpiles along the eastern edge of the quarry. The top of the limestone surface will be cleaned by scraping with a dozer or grader to minimize organic or other contaminants in the finished products.

Once the top of the limestone is cleaned it will be ready for drilling. The limestone units must be drilled and blasted separately to maintain product quality. Operational experience will help in delineating the contacts between the units. No dilution was included in the unit volumes, as the contacts are gradations of the same material.

Unit 4, the uppermost unit, will be drilled and blasted in a single bench then loaded and hauled to the crusher to expose Unit 3.

Where over 10 m thick, Unit 3 will be quarried in two benches. During the pre-feasibility update Unit 3 was subdivided into Unit 3 and Unit 3A where 3A was determined to be a higher quality sub-unit that could be used for higher value products. In order to help ensure adequate support equipment would be available to help selectively quarry Unit 3A, additional dozer time was allocated to the entire unit. Given current operating experience at the MVQ it was assumed that only 65% of Unit 3 would require blasting, with the remaining proportion being free dug.

The removal of Unit 3 exposes Unit 2, which will be quarried as a single bench and is the main source of feed for the reagent plant. All of Unit 2 was assumed to require blasting and additional support equipment was allocated to assist in separating this high value unit from Unit 3 and Unit 1.

Project No.:	Page 19-33

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Unit 1, the lowest unit in the limestone deposit, will be quarried in either one or two benches depending on feed requirements and thickness. The majority of Unit 1 was assumed to require blasting.

The quarrying plan is driven by the need to provide the high value reagent limestone, primarily from Unit 2 and Unit 4. The plan assumed that quarrying could occur in separate locations in the pit in order to achieve the required product feed. Further quarry plans should investigate the costs associated with the remote quarrying locations to ensure that this is a reasonable development sequence.

Project No.:	Page 19-34

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
Archaeological Exclusion Zone
6338000
6336000
6334000
2006 Shell Mine Constraint
466000
468000
BM96-05
BM96-01
LEGEND
Max Pit Footprint
Pit Footprint
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
0
500
1000
METRES
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
REV YY/MM/DD REVISION DRN DSN CHK
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY YY/MM/DD
CHK.
DSN.
DRN. CMM 06/07/12
Birch Mountain
AREA
Hammerstone Quarry
SUBJECT
HAMMERSTONE PROJECT
SITE MAP
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

Figure 19-10: Site Plan, Infrastructure and Access

Project No.:	Page 19-35

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Archaeological Exclusion Zone
6340000
6338000
6336000
6334000
2006 Shell Mine Constraint
466000
468000
275
280
275
275
285
270
275
295
300
275
300
BM96-05
LEGEND
Max Pit Footprint
Pit Footprint
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
0
500
1000
METRES

REV	YY/MM/DD	REVISION	DRN	DSN	CHK

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.

PROJECT PHASE

COORDINATE SYSTEM: UTM NAD 83

PROJ NO.

SCALE: 1:23,000

	BY	YY/MM/DD
CHK.		
DSN.		
DRN.	CMM	06/07/12

Birch Mountain Resources Ltd

AREA: Hammerstone Quarry

SUBJECT: HAMMERSTONE PROJECT 2006 – YEAR 1

amec

CLIENT DWG. NO.

DRAWING NO.

REV.

Figure 19-11: Quarry Plan Year 1

Project No.:	Page 19-36

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Archaeological Exclusion Zone
6340000
6338000
6336000
6334000
260
265
270
275
275
275
275
270
BM96-05
2006 Shell Mine Constraint
466000
468000
LEGEND
Max Pit Footprint
Pit Footprint
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
0
500
1000
METRES
This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.
PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.
REV
YY/MM/DD
REVISION
DRN
DSN
CHK
PROJECT PHASE
COORDINATE SYSTEM
UTM NAD 83
PROJ NO.
SCALE
1:23,000
BY
YY/MM/DD
CHK.
DSN.
DRN.
CMW
06/07/12
Birch Mountain
AREA
Hammerstone Quarry
SUBJECT
HAMMERSTONE PROJECT
2030 – YEAR 25
amec
CLIENT DWG. NO.
DRAWING NO.
REV.

Figure 19-12: Quarry Plan Year 10

Project No.:	Page 19-37

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Archaeological Exclusion Zone
6340000
6338000
6336000
6334000
245
255
250
245
265
270
270
2006 Shell Mine Constraint
BM96-05
466000
468000
LEGEND
Max Pit Footprint
Pit Footprint
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
0
500
1000
METRES

REV	YY/MM/DD	REVISION	DRN	DSN	CHK

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

PROPRIETARY INFORMATION: THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.

PROJECT PHASE

COORDINATE SYSTEM: UTM NAD 83

PROJ NO.

SCALE: 1:23,000

	BY	YY/MM/DD
CHK.		
DSN.		
DRN.	CMM	06/07/12

Birch Mountain RESOURCES LTD

AREA: Hammerstone Quarry

SUBJECT: HAMMERSTONE PROJECT 2030 – YEAR 25

amec

CLIENT DWG. NO.

DRAWING NO.

REV.

Figure 19-13: Quarry Plan Year 25

Project No.:	Page 19-38

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

6340000
Archaeological Exclusion Zone
235
245
6338000
240
235
230
240
6336000
235
6334000
BM96-01
BM96-05
2006 Shell Mine Constraint
230
225
468000
N
LEGEND
Max Pit Footprint
Pit Footprint
Hammerstone Project Area
Constraint Zone
Paved Roads
Gravel Roads
Trails and Cutlines
Cleared Areas
Lakes and Rivers
0
500
1000
METRES

REV	YY/MM/DD	REVISION	DRN	DSN	CHK

This Document was prepared exclusively for Birch Mountain Resources LTD by AMEC Americas Limited. The quality of information contained herein is consistent with the level of effort involved in AMEC services and based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions and qualifications set forth in this document. This document is intended to be used by Birch Mountain Resources LTD only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this document by any third party is at that party's sole risk.

PROPRIETARY INFORMATION:
THIS DRAWING IS THE PROPERTY OF AMEC AMERICAS, LTD. AND IS NOT TO BE LOANED OR REPRODUCED IN ANY WAY WITHOUT PERMISSION OF AMEC AMERICAS, LTD.

PROJECT PHASE

COORDINATE SYSTEM
UTM NAD 83

PROJ NO.

SCALE
1:23,000

	BY	YY/MM/DD
CHK.		
DSN.		
DRN.	CMM	06/07/12

Birch Mountain
RESOURCES LTD

AREA
Hammerstone Quarry

SUBJECT
HAMMERSTONE PROJECT
2060 – YEAR 55

amec

CLIENT DWG. NO.

DRAWING NO.

REV.

Figure 19-14: Quarry Plan Year Life of Mine

Project No.:	Page 19-39

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

19.6 Quarry Production Equipment

The equipment selection was based on the pre-feasibility study. The equipment was initially matched with the production volumes and anticipated bench height, which has been nominally set at a maximum of 5 m in accordance with the thickness of the units being mined (Table 19-25). Further work should be completed to review the equipment selection given the updated production schedule as there is likely an opportunity to utilize larger, more cost efficient equipment.

Table 19-25: Hammerstone Mining Equipment

		Number of Units
Equipment	Size
		Initial	Year 7	Year 15
Drilling
Tracked Diesel-hydraulic drill	3.5 to 6.0 in	1	4	5
Loading
Hydraulic Shovel	7.5 m3	1	2	2
Wheel Loaders	6.0 m3	2	3	3
Trucks
Rear Dump Haulage truck	50 t	11	14	17
Support Equipment
Tracked bulldozer with Ripper	300 kW	2	4	4
Grader	200 kW	1	1	2
Water Truck	50 t	1	1	1

Tracked diesel-hydraulic drills will be used for blast-hole drilling. Initial pattern size is based on "rules of thumb" developed by E.l. DuPont, modified for blasting in limestone. Based on information obtained by AMEC from other limestone quarry operations, the anticipated powder factor (PF) will be approximately 0.25 kg of explosive per tonne of rock blasted.

Initially, blasting will be the responsibility of a contractor, however, it is anticipated that the owner will assume this responsibility in time. A two man blasting crew will dewater, prime, load and stem the blast holes. Blast design and tie-in will be checked by the on-site engineer to ensure quality control. It is not anticipated that water will create many difficulties for the blasting operation; however, for the purposes of costing it is assumed that some water resistant explosives will be utilized.

Rock will be excavated with either a hydraulic shovel (7.5 m3 bucket) or a front-end wheel loader (6.0 m3 bucket) working on quarrying benches from 3 m to 5 m high. Additional units will be purchased as production increases. For the larger bench heights, additional dozer support may be necessary to maintain a safe digging environment for the loaders and or shovels. The selected loader is matched to the proposed 50 tonne class haulage trucks.

At the run of quarry stockpiles, near the primary crusher, another loader will be required to ensure continuous feed of the correct material to the hopper. This loader will tram material from stockpile to the hopper, load out reject material as required, load trucks for haulage to the limestone processing complex, as well as performing stockpile maintenance. This unit will be

Project No.:	Page 19-40

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

identical to the quarry loader to ensure quarry flexibility and efficiency, ease of maintenance and operator training, and reduced parts inventory.

The initial truck fleet will consist of eleven 50 tonne rear dump mechanical drive trucks. The haulage fleet grows as the production requirements increase following the sales forecast. Haul truck requirements are based on estimated haulage profiles from previous work on the Hammerstone project. More detailed haulage studies should be completed as the project advances.

The support equipment will be used for bench and road maintenance, ditch preparation and maintenance, drill pattern preparation, stockpile construction, site access road maintenance, and reclamation. Support equipment will include a backhoe excavator, tracked dozers, road graders, a water truck for dust suppression, pickup trucks and mobile equipment maintenance and service vehicles.

19.7 Process Description

19.7.1 Aggregate Operations

In the Muskeg Valley Quarry operation, aggregate production plants capable of producing 7,000,000 tonnes/yr of specific product or suite of products, are currently being acquired and assembled. These plants will continue to operate as the quarry extends from the currently approved MVQ into the Hammerstone quarry extension. To increase quarry production to produce 25,000,000 tonnes/yr (up to 30,000,000 tonnes/yr in a peak production year) for both aggregate sales and to supply the Hammerstone plants, a scaling up of aggregate production is required.

The aggregate production system is designed to produce four separate classes of products: construction grade aggregate, base grade aggregate, concrete rock, and crushed limestone for sale as reagent limestone, or used for calcining for quicklime and cement production. There will be four independent aggregate processing plants, each assigned a specific production duty. Aggregate processing plants are currently being acquired, and will be installed sequentially as the quarry expands to meet increasing demand for aggregates. Aggregate processing plants will be semi-mobile, and will be moved to keep pace with the advancing face of the quarry. This will minimize the amount of movement and manipulation of source rock and product, reducing operating costs, vehicle emissions, and dust generation.

In all aggregate plants, excavators, loaders, and/or hydraulic shovels will be used to move blasted, in situ limestone from the quarry face on to the aggregate production system. A grizzly is used to scalp the oversize material and allow the balance of the material to flow into a feeder unit. The feeder controls the rate at which the material flows into a primary crusher. The primary crusher breaks the rock down to a nominal size of 150 mm before throughput on a series of conveyors to a secondary crushing unit, consisting of cone-type crushers followed by multi-deck screens. By selecting the appropriate screen deck openings, the desired sizes of aggregates can be drawn off the various levels and sent to stockpiles near each aggregate production facility. Oversize materials will be circulated back to the primary crusher.

Project No.:	Page 19-41

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Designated routes into and out of the quarry will be established to safely and efficiently manage traffic flow. Transfer of crushed limestone for sale as reagent limestone, and to the processing facilities, will be accomplished by the mine haul-trucks.

At each stockpile location, rubber-tired front-end loaders will load aggregate onto transport trucks for delivery to customer sites.

Each of the four aggregate plants is described below in terms of their primary production duty. However, intermediate products produced in one plant may be moved to another, depending upon the quality of limestone encountered during quarrying. These product transfers are not quantified nor shown in the drawings, as the quantities and types of transfers cannot be predicted. Quarry operations will constantly be adjusted to maximize recovery of quality products, and operational efficiency.

Process losses, in the forms of fines, for each of the units are shown in Table 19-26.

Table 19-26: Process Losses

Process
Unit	Losses (%)
4	19
3	9
2	29
1	9

Note: Fines from Units 4, 2 & 3 are collected and used in the process (Units 2&4) or as liner material (Unit 3)

Aggregate General

Aggregate Production Plant#1:

Aggregate Plant #1 (Aggregate 1) will process limestone mainly acquired from Units 2 and 4, producing various size fractions of concrete-quality rock or crushed limestone feedstock for the kilns (Figure 19-15). Fractured rock from the quarry face will be fed into a primary crusher and from there to a secondary cone crusher to reduce the material to specified sizes. A series of screens will be used to separate and sort the rock by size fraction. Oversize materials will be directed back to a secondary crusher. Processing of crushed rock will depend upon the end use of the limestone (concrete rock or calcinable limestone).

Concrete-quality limestone will be screened following crushing, with undersize materials removed, stored and diverted to FGD limestone sales, or to direct placement reclamation areas. Rock of 5 to 14 mm and 14 to 28 mm can be separately moved by conveyor to the wash facility for further removal of fines (generally shales). To make aggregate for ready-mixed

Project No.:	Page 19-42

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

concrete, washing may be necessary to reduce the silt content to an acceptable level. The wash plant comprises a screening unit with attached spray bars.

Rock from Unit 2, suitable for calcining, will be crushed in the primary and secondary crusher systems, separated into two size fractions (10 to 25 mm and 25 to 55 mm) through a series of screens, and moved to temporary storage piles. A front-end loader will load these materials onto a belt conveyor for transport to the limestone processing area for production into quicklime.

Aggregate-1 will produce, on average, the nominal hourly tonnages of product shown in Figure 19-15. The products are discharged into stockpiles and concrete rock is transferred via front-end loader to off-site haul trucks, which are weighed before leaving the property. Limestone designated as feed material for the calcining kilns will be moved to the limestone processing facility area by the mine haul-trucks.

Project No.:	Page 19-43

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

VENDOR PACKAGE
500.0
750.7
VIBRATING GRIZZLY
116.4
284.0
CONCRETE ROCK
CALCINABLE LIME
183.6
446.7
JAW CRUSHER
CONVEYOR
SCREEN FEED
LEGEND

I:\ACADNET\AEE-STD\LOGOS\Birch Mountain Logo_RGB Col.jpg

Hammerstone Project

AGGREGATE-1

MAY, 2008	**Figure 19.7-1**
CE02844/0101	02844P22.dwg
PRR / KW KF KF	amec

Figure 19-15: Aggregate 1

Project No.:	Page 19-44

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

MOBILE VENDOR PACKAGE
VENDOR PACKAGE
LEGEND

I:\ACADNET\AEE-STD\LOGOS\Birch Mountain Logo_RGB Col.jpg

Hammerstone Project

AGGREGATE-2 AND AGGREGATE-4

MAY, 2006	**Figure 19.7-2**
CE02844/0101	02844P23.dwg
PKR	KW/KF/KF

Figure 19-16: Aggregate 2

Project No.:	Page 19-45

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Table 19-27: Aggregate-1 Production Rates

Production
Product	Rate (t/h)

55 to 25 mm crushed limestone	300
25 to 10 mm crushed limestone	300
-10 mm crushed limestone fines reject	150
28 to 14 mm concrete rock	120
14 to 5 mm concrete rock	120
-5 mm concrete rock fines reject	60

Aggregate Plant #2:

Aggregate Plant #2 (Aggregate-2) will produce various products, including concrete, asphalt rock, base grade aggregates, and pond liner materials acquired predominantly from Unit 3 and Unit 3A. A two-stage crushing process, with an auxiliary stage to crush oversize materials and screening to remove fines, will be used to produce one or two size fractions of aggregate products. Fines will be transported by truck to overburden storage areas, or to areas undergoing active reclamation for direct placement. Initially, a single crushing and screening line will be used; in about 2008 a second line will be added, at which time rock from the primary crusher will be split into two identical, parallel processing lines. Figure 19-16 shows a typical layout for Aggregate-2 process at full production capacity of two spreads.

Undersize materials will be split into two streams. One stream will be rejected to the fines stockpile (approximately 10% of plant feed tonnage), in order to remove shale from the final product), while the other joins the tertiary crusher product.

On average, Aggregate-2 will produce the nominal hourly tonnages of product shown in Table 19-28. The products are discharged into stockpiles and transferred via front-end loader to off-site haul trucks, which will be weighed before leaving the property.

Project No.:	Page 19-46

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Table 19-28: Aggregate-2 Production Rates

Production
Product	Rate (t/h)

0 to 150 mm base grade aggregate	800
Pond liner material	500
Concrete Rock	300
Fines reject	160

Experience in the MVQ has shown that not all Unit 3 materials need to be blasted; in many places, Unit 3 may be quarried using a large hydraulic backhoe or shovel. Clay rich shale within the limestone matrix reduces the overall quality of this unit, however, with selective crushing and screening, the shaley material can be removed and are highly effective in the construction of liners for dikes and ponds. Once separated from the matrix, the limestone is of a very high quality for use in concrete production. Evaluations are ongoing, and will continue through the life of the Project, to ensure that the maximum value and use of this material is realized.

Aggregate Plant #3

The third Aggregate Plant (Aggregate-3) is shown schematically in Figure 19-17. Aggregate-3 will process limestone acquired primarily from Unit 1, producing various size fractions of construction grade aggregates. Rock from the primary crusher will be moved by conveyor to a secondary cone crusher, which will further reduce the rock to specified sizes. A series of screens and conveyors will then separate and sort the rock by size fraction, and direct the fractions to appropriate storage stockpiles. A fines separator may be required in the production of certain aggregate gradations. The fines reject material, predominantly shale, will be stored separately, and ultimately used as backfill in the quarry as part of the progressive reclamation program.

Project No.:	Page 19-47

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

VENDOR PACKAGE

Hammerstone Project

AGGREGATE-3

MAY, 2008	Figure 19.7-3
CE02844-0181	02844P34.dwg
PRR / KW KF KF	amec

Figure 19-17: Aggregate 3

Project No.:	Page 19-48

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

On average, Aggregate-3 will produce the hourly tonnages of product shown in Table 19-29. The products are discharged into stockpiles and transferred via front-end loader to off-site haul trucks, which will be weighed before leaving the property.

Table 19-29: Aggregate-3 Production Rates

Production
Product	Rate (t/h)

75 to 0 mm construction grade aggregate	230
75 to 40 mm construction grade aggregate	100
40 to 0 mm construction grade aggregate	175
40 to 20 mm construction grade aggregate	35
20 to 0 mm construction grade aggregate	70
Fines reject	70

Aggregate Plant #4

In order to produce the quantities of aggregate anticipated to be required by the regional market, a fourth Aggregate Plant (Aggregate-4) will be required as Aggregate-2 reaches capacity (about 2015). Aggregate-4 will be a duplicate of Aggregate-2 (Figure 19-16) producing the same products, at approximately the same rates, as shown in Table 19-29.

Aggregate Product Transport

Aggregate products will be loaded from quarry stockpiles into customer or customer-contracted trucks for transport to customer sites. Loaded trucks will be weighed at the sales gate prior to leaving the site. Loading the product in the quarry eliminates the need for an intra-quarry transport fleet and eliminates the need for a separate product handling and storage facility. Transport trucks will follow designated routes within the quarry to the product stockpiles, and exit the quarry by designated routes after loading.

Crushed limestone suitable for calcining will be moved by mine haul-trucks from Aggregate-1 to stockpiles near the limestone processing complex.

19.7.2 Quicklime Production

Quicklime production will begin in 2009. Initially, the quicklime processing system will include an activation plant, which removes bitumen from the limestone, and a quicklime production plant. As demand for quicklime increases, additional activation and quicklime plants will be constructed and commissioned. The reagent grade limestone produced by the activation plant will be used directly in some flue gas emission control systems, therefore, it is expected that a

Project No.:	Page 19-49

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

portion of this product will be marketed. The remainder will be processed into quicklime. The full quicklime production system, comprising three activation plants and three quicklime plants, is shown schematically in Figure 19-18.

Construction of each of the activation and quicklime plants is scheduled to meet expected market demands for the activated limestone and quicklime products. Ultimately (by 2040), each of the three quicklime plants will be paired with an activation plant. Plants will be sized, and construction will be staged in a manner that allows for a single activation plant to support the feed requirements of more than one quicklime plant. The first of the Hammerstone quicklime plants will be constructed concurrently with the first of the activation plants, with construction beginning in 2007 and initial operation anticipated in 2009.

The kilns within each plant will be fired using a blend of coke and natural gas. Start-up and shutdown of the kilns will be done using 100% natural gas as the fuel source. During normal operations, coke will be ground in a vertical roller mill and processed in a fuel feed and firing system engineered specifically for each kiln. It is expected that fuel requirements overall will be met by a blend of 80% coke and 20% natural gas. The products within the kilns, limestone and quicklime, will react with the sulphur in the fuel, resulting in a small amount of gypsum (CaSO4) in the final product, and removing virtually all of the sulphur within the kiln flue gases. Any remaining sulphur will be removed by using a final SO2 scrubber in the flue gas system. Birch Mountain is investigating opportunities to increase the proportion of coke in the fuel feed mixture, as this would reduce reliance on natural gas in favour of a fuel source abundantly available in the region. Coke preparation processes for the initial plants, Activation-1 and Quicklime-1 are illustrated in Figure 19-19 and Figure 19-11. The same process will be used for future plants.

Activation Plants

The presence of hydrocarbons in limestone feed is known to cause operational problems within pre-heater type quicklime kilns. Hydrocarbons volatize in the kiln and can either ignite in the presence of oxygen, or condense on cold parts of the pre-heater surfaces and the limestone feed. Either of these outcomes results in equipment malfunction and increased maintenance requirements. Therefore, removal of hydrocarbons from the limestone is a critical first step in the process to produce quicklime.

Project No.:	Page 19-50

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Unit #4 Limestone
Unit #2 Limestone
Quicklime Plant #1 2009
Activation Plant #1 2009
Quicklime Plant #2 2011
Activation Plant #2 2015
Quicklime Plant #3 2015
Activation Plant #3 2040
Hydration Plant 2009
Quicklime for Sale
Activated Limestone for Sale
Hydrated Lime for Sale
Milk of Lime for Sale
Activated Limestone for Sale
Quicklime for Sale
Birch Mountain RESOURCES LTD
Hammerstone Project
Quicklime Production System Schematic
DATE: May, 2006
JOB No: CE02844/0101
ANALYST: JNB
QA/QC: KW KF KF
PROJECTION/DATUM: N/A
Figure 19.7-4
Quicklime schematic 06-05-05
amec

Figure 19-18: Quicklime Production Schematic

Project No.:	Page 19-51

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

TO ATMOSPHERE
TO PULVERIZED COKE BIN DWG. FS-02
FROM ATMOSPHERE
HOT AIR FROM ACTIVATED LIMESTONE KILN No. AK1
CO2 INJECTION FOR FIRE SUPPRESSION
215 CUBIC METERS
SHED COVER OVER PIT UNLOADING
LEGEND
DEFINITIONS OF UNITS
INDICATES EMISSION POINT
Hammerstone Project
COKE GRINDING
MAY, 2006
Figure 19.7-5
CE02644/0101
02644A01_1.dwg
PRR
KW/KF/KF
Phoenix Process Engineering, Inc.

Figure 19-19: Coke Grinding

Project No.:	Page 19-52

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

FROM COKE MILL DWG. FS-01
BIN VENT COLLECTOR
FAN
200 CUBIC METERS
PULVERIZED COKE BIN
EXPLOSION VENT
STEAM INJECTION FOR FIRE SUPPRESSION
SLIDE GATE
SLIDE GATE
ROTARY FEEDER
PULVERIZED COKE
EXPECTED
DESIGN
EXPLOSION VENT
WEIGH BIN W/ (3) LOAD CELLS
ROTARY FEEDER
EDUCTOR OUTLET
PRESSURE BLOWER PACKAGE
EDUCTOR
SHUT-OFF VALVE
ISOLATION GATE VALVE MANUAL
ISOLATION GATE VALVE MANUAL
TO KILN No. QK1 COKE FIRING DWG. FS-05
TO KILN No. AK1 COKE FIRING DWG. FS-04
LEGEND
EQUIPMENT NUMBER WITH DESCRIPTION
PNEUMATIC OPERATOR
MANUAL OPERATOR
ELECTRIC OPERATOR
COMBUSTION ENGINE
HYDRAULIC OPERATOR
ELECTRIC MOTOR
GRAVITY OPERATOR
VARIABLE SPEED
LINE STYLES
LINE DEFINITIONS
NEW EQUIPMENT
NEW MATERIAL FLOW
NEW FUGITIVE DUST COLLECTION
EXISTING EQUIPMENT & FLOW
FUTURE EQUIPMENT
FUTURE MATERIAL FLOW
FUTURE FUGITIVE DUST COLL
DEFINITIONS OF UNITS
Hammerstone Project
COKE FIRING
MAY, 2008
Figure 19.7-6
CE02844/0101
02844A02_updated_1.dwg
PRR
KW/KF/KF
Phoenix Process Engineering, Inc.

Figure 19-20: Coke Firing

Project No.:	Page 19-53

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Crushed, calcinable limestone from the quarry will first be passed through an activation kiln to remove and completely combust volatile organic constituents (VOCs) from the limestone. While the primary purpose of the activation plant is to produce a high-grade limestone cleaned of organic substances that is suitable for further processing into quicklime, the product, by itself, will be a reagent grade limestone suitable for scrubbing SO2 in some types of emission control systems currently in use in the Fort McMurray area.

This activation plant includes a rotary kiln measuring 3.5 m in diameter and 50 m in length, set at 4 slope. The limestone is introduced into the upper end, where natural gas and coke are fired through a low-NOx burner to heat the limestone to 450 C to 600 C as it travels down the rotary kiln. Hydrocarbons within the limestone will be released into the kiln, and at the kiln discharge, these gases are transferred into a refractory lined chamber into which preheated air and a small amount of additional fuel is introduced to ignite any unburned hydrocarbons and carbon monoxide.

The gas stream is then divided into two paths. One path takes these hot gases to the feed end of the kiln, where they are re-introduced into the kiln. This reduces the fuel required to heat the limestone. The second path passes into a cooling tower into which water and a small amount of milk of lime is sprayed to cool the gases and to capture any SO2 present in them. The gases are then transferred to a baghouse system (fabric filters equipped with woven fibreglass bags) to collect any particulate before they enter the main plant discharge stack.

The product of the activation plant, a high calcium carbonate limestone, will discharge from the rotary kiln to a "Niems" contact cooler into which combustion air is introduced to cool the limestone. The warmed air, which may contain a small quantity of VOC and CO, is directed to the combustion chamber, where any residual VOCs or CO will be burned.

At full capacity, three activation plants will be constructed and operated at the Hammerstone Project. They will be constructed in stages keyed to expected market demands for activated limestone and quicklime. Each plant will be sized to produce 800,000 tonnes/yr at full production. Construction of Activation-1 will begin in 2007, with operation scheduled to begin in 2009. This plant will initially need to operate for approximately 100 days/yr, producing 230,000 tonnes/yr of activated limestone to support the operation of the first quicklime plant. Additional operating time will be required to produce high quality, activated limestone that will be sold for SO2 scrubbing uses. Raw material flows and criteria for Activation-1 are presented in Figure 19-21 and Figure 19-22.

The timing for construction and operation of the second (Activation-2) and third (Activation-3) plants is keyed to anticipated market demands for activated limestone and quicklime. Both of these plants will be sized to produce 800,000 tonnes/yr of activated limestone.

Construction of Activation-2 is scheduled for 2013 with commissioning in 2015. Activation-3 is not expected to be required until approximately 2023. Activation-1 and Activation-2 will meet quicklime plant feed requirements as well as market demands for activated limestone through to 2023. Activation-2 and Activation-3 will be sized and designed to be similar to the initial plant.

Project No.:	Page 19-54

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Energy and mass balances for each activation plant are shown in Table 19-30 and Table 19-31, respectively.

Table 19-30: Mass Balance – Activation Plant

Material and Gas Input	kg/min	Material and Gas Output	kg/min
Dry Kiln Feed	1,667.0	Limestone	1,511.8
Kiln Feed Moisture	69.5	Combustion Chamber Exit Gases	1,941.7
Fuel to Kiln - Coke	18.6	Dust in Kiln Exit Gase	16.8
Fuel to Kiln - Nat. Gas	21.0	Fuel Ash	0.5
Fuel in Limestone	33.3	Other Losses	157.9
Fuel to Combustion Chamber	21.5
Secondary Air to Kiln	716.7
Primary Air to Kiln	181.4
Secondary Air to Comb. Chamber	362.9
Coke Conveying Air to Kiln	30.8
Hood Leak Air	45.4
Leak Air at Feed End Seal	45.4
Leak Air with Preheater Feed	45.4
Gas Cooling Water	370.0
Total Input	3,628.9	Total Output	3,628.7

Project No.:	Page 19-55

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

STORAGE WEATHER PROTECTION STRUCTURE
BIN WEATHER PROTECTION STRUCTURE
LEGEND
DEFINITIONS OF UNITS
LIMESTONE

Hammerstone Project

RAW MATERIALS

MAY, 2006	**Figure 19.7-7**
CE02844/0101	02844A03_1.dwg
PRR / KW/KF/KF	Phoenix Process Engineering, Inc.

Figure 19-21: Raw Materials

Project No.:	Page 19-56

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

WEATHER PROTECTION STRUCTURE
LEGEND
DEFINITIONS OF UNITS
TO COKE GRINDING DWG. FS-01
FROM KILN FEED CROSS BELT CONVEYOR DWG. FS-03
NATURAL GAS
FROM COKE FIRING DWG. FS-02
FROM WELL WATER
MILK OF LIME
AMBIENT AIR
NATURAL GAS (AUX. BURNER)
COMPRESSED AIR
TO RAW MATERIALS BIN DWG. FS-03
TO VIBRATING SCREEN DWG. FS-03
TO BAGHOUSES AND PLANT SERVICE
TO PLANT SERVICES
COMPRESSED AIR SERVICE
WELL WATER
RECIRCULATING BEARING COOLING WATER

Hammerstone Project

ACTIVATION - 1
LIMESTONE PURIFICATION PROCESS

MAY, 2006

Figure 19.7-8

CC02644/0101

02644A04_1.dwg

PRR KW/KF/KF

Phoenix Process Engineering, Inc.

Figure 19-22: Activation 1 – Limestone Purification Process

Project No.:	Page 19-57

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Table 19-31: Heat Balance – Activation Plant

Material and Gas Input	kJ/min	Material and Gas Output	kJ/min
Dry Kiln Feed	13,400	Limestone	913,929
Kiln Feed Moisture	2,907	Combustion Chamber Exit Gases	3,974,581
Fuel to Kiln incl. bitumen in LS	14,932	Dust in Kiln Exit Gas	6,200
Fuel to Combustion Chamber	5,931	Endothermic Heat: H2O	992,540
Secondary Air to Kiln	1,460,662	Endothermic Heat: CO2	123,292
Primary air to Kiln	12,118	Radiation Loss	1,066,356
Tertiary Air to Combustion CHR	762,806
Primary Air to Combustion CHR	4,088
Hood Leak Air	397
Leak Air at Feed End Seal	451
Leak Air at Combustion Chamber	271
Fuel Combustion (incl. Bitumen in LS)	4,070,210
Limestone Exothermic Heat	697,750
Gas Cooling Water	30,976
Total Input	7,076,899	Total Output	7,076,898

Quicklime Plants

Activated limestone produced by the activation plant(s) will be screened and the coarse fraction placed in a storage bin. A blend of this high quality limestone and limestone not containing organic substances from the quarry (Unit 4) will be prepared for calcining in a manner that ensures production of quicklime meeting customer specifications. A pre-determined blend of the two limestone feed materials will be prepared by weigh-feeders and transferred by belt conveyor and bucket elevator to the quicklime plant preheater.

The preheater uses the hot gases exiting the rotary kiln to heat the limestone feed to the kiln. This reduces fuel consumption and also serves to cool the gases, increasing the effectiveness of SO2 scrubbing by the calcium carbonate in the system, and reducing the temperature to one acceptable for the baghouse filter system.

The quicklime kiln is a refractory-lined rotating cylinder measuring 4.1 m in diameter and 53 m in length, inclined at 3 to 4 . Preheated limestone is introduced into the upper end and fuel is fired at the discharge end. This counter-current flow allows the limestone to reach a temperature of 950 C at the core of the rock. At this temperature, calcium oxide (CaO; lime) and carbon dioxide (CO2) are produced from the calcium carbonate (limestone). It is important to not allow the limestone temperature to reach higher levels as this causes hard burning, reduced reactivity and re-carbonation of the lime. The speed of rotation of the kiln, a steady feed rate to the pre-heater and rotary kiln, a controlled firing rate and close monitoring of the temperature profile are critical operating variables. The process will be monitored and controlled by computer in a central control room. Released CO2 and combustion gases travel up the kiln and into the pre-heater, transferring their heat to the limestone feedstock, before being directed to the exhaust gas treatment stream.

Project No.:	Page 19-58

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Calcium oxide (lime or quicklime) is the active agent in many dry and wet flue gas desulphurization processes, in which CaO and SO2 react to form CaSO4 (gypsum), which is subsequently removed from the air stream as a particulate in a baghouse system. The use of coke as a fuel for the kiln will result in the generation of some SO2. The presence of CaO and SO2 together within the kiln results in gypsum formation and a high proportion of SO2 will be removed before the gases exit the kiln. Injection of a lime hydrate slurry into the gas stream ahead of the particulate filter will be used to remove the remainder of the SO2 from the kiln tail gas. In addition to removing SO2 through the production of gypsum, the hydrated lime dry scrubber will also remove any metals in the gas stream.

Particulates in the kiln-preheater gas stream, whether produced physically (rock particulates) in the kiln system, or chemically in the kiln or hydrated lime dry scrubber, will be cleaned in a fabric filter type dust collector (the baghouse). The temperature of the inlet gases will be limited to 260 C, as the filter bags will deteriorate at higher temperatures. A bleed-in ambient air cooling system will be used to temper these gases when necessary. Gases will be drawn through the system by an induced draft fan, driven by an induction motor with an adjustable frequency drive to control fan speed and therefore gas flow rate. The materials collected in the baghouse will be periodically removed and placed in an engineered cell in the reclamation program. Gases will discharge to the atmosphere through a 65 m tall stack.

Hot lime discharged from the rotary kiln enters a Niems contact lime cooler. Combustion air, blown into the bottom of the vessel, permeates up through the bed of hot lime as it is discharged from the kiln. Cooled lime (quicklime, at approximately 135 C) will be discharged through a cluster of gates at the bottom of the cooling vessel; gates will open in a predetermined sequence to discharge the cooled lime to a hot material conveyor. Lime from the Niems cooler will be moved by a pan type conveyor designed to handle hot material to a belt conveyor, and from there to a double-deck screen. The coarse fraction ( 25 mm) is crushed in a single roll crusher, conveyed by bucket elevator and discharged into concrete storage silos. The intermediate fraction is discharged to the bucket elevator and into the same silo. The fine fraction will be conveyed to a second bucket elevator and discharged into a separate silo. These lime fines are the feedstock to the hydrated lime process.

Hydrated lime will be prepared by mixing dry lime fines with water in predetermined proportions (0.32 kg of water per kg of CaO). Quicklime and dry hydrated lime will be shipped in dry form to the market. These dry products will be transferred from silos to bulk trailers, equipped with pneumatic unloading systems and pulled by conventional highway tractors.

Quicklime plants will be operated on a continuous 24 h/d basis to minimize the heat losses and reduce stress on refractory lining that would occur with cyclical operation. Typically, one or two planned shutdowns of up to 35 days total duration will be required annually for maintenance purposes. In the first few years of operation, product demand may be less than design capacity for the plant. At decreased feed rates, the efficiency of the kiln is reduced and operating costs increase. To the extent possible, lower demand will be accommodated by increasing the length of the planned shutdowns, thus reducing total operating hours.

Project No.:	Page 19-59

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Quicklime production is forecast to begin with the first plant (Quicklime-1) in 2009, and to ramp up to 200,000 tonnes/yr by 2011. Process flow diagrams representing Quicklime-1 operations are shown in Figure 19-23 to Figure 19-25.

In 2008, construction of Quicklime-2 will begin, with commissioning in 2011. This facility will be similar to Quicklime-1 in capacity (200,000 tonnes/yr) and process. Therefore, the mass balances and air emissions described for Quicklime-1 also represent Quicklime-2 operation. Construction of Quicklime-3 will start in 2012 and commissioned in 2015 (Based on projected regional demand for quicklime, Quicklime-3 will have a capacity of 600,000 tonnes/yr. The process flow diagram for Quicklime-1 and Quicklime-2 applies to Quicklime-3, except that the size and flows of various components will be sized upwards in proportion to the increase in capacity.

Energy, and mass balances for Quicklime-1 are shown in Table 19-32 and Table 19-33, respectively. Quicklime-2 will be identical to Quicklime-1, and for Quicklime-3, all quantities will be scaled up by a factor of three.

Table 19-32: Mass Balance – Quicklime 1

Material and Gas Input	kg/min	Material and Gas Output	kg/min
Dry Kiln Feed	893.6	Lime	416.4
Kiln Feed Moisture	37.2	Preheater Exit Gases	1,788.4
Fuel to Kiln	95.3	Dust in Kiln Exit Gas	41.6
Secondary Air to Kiln	987.5	Fuel Ash	2.2
Primary Air to Kiln	141.2	Other Losses	87.2
Hood Leak Air	59.4
Leak Air at Feed End Seal	85.8
Leak Air with Preheater Feed	35.8
Total Input	2,335.8	Total Output	2,335.8

Project No.:	Page 19-60

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

WEATHER PROTECTION STRUCTURE
BAGHOUSE
STACK
PREHEATER
BELT CONVEYOR
BUCKET ELEVATOR
ROTARY KILN No. QK1
LIME COOLER
SCREW CONVEYOR
PNEUMATIC PUMP
AIR COMPRESSOR
SPRAY NOZZLE
FABRIC FILTER
FINES MILL
DYNAMIC CLASSIFIER
EDUCTOR
WASTE BIN
NATURAL GAS
AMBIENT AIR
LEGEND
DEFINITIONS OF UNITS
Hammerstone Project
QUICKLIME - 1
LIME PROCESS AND GROUND
LIMESTONE PROCESS
Figure 19.7-9
MAY, 2006
CE02844/0101
02844/05_1.dwg
PRR
KW/KF/KF
Phoenix
Process Engineering, Inc.

Project No.:	Page 19-61

BIRCH MOUNTAIN RESOURCES HAMMERSTONE PROJECT 2006 NI43-101 TECHNICAL REPORT

Hammerstone Project
FINISHED LIME & LIMESTONE
PRODUCT
STORAGE AND SHIPPING
MAY, 2006
Figure 19.7-10
Phoenix
Process Engineering, Inc.

Project No.:	Page 19-62

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FABRIC FILTER FAN
DESIGN
QA 3000
QP 250
T 20
07-020 FABRIC FILTER
07-030 FAN
VENT FROM HYDRATOR FEED BIN DWG. FS-06
07-019 DOUBLE FLAP AIRLOCK
FROM SK VALVE DWG. FS-06
FROM PNEUMATIC PUMP DWG. FS-06
FROM HYDRATED LIME STORAGE BIN PHASE II DWG. FS-13 (FUTURE)
FROM HYDRATED LIME STORAGE BIN PHASE III DWG. FS-19 (FUTURE)
07-010 SURGE BINS
07-050 ROTARY VALVE
07-060 ROTARY VALVE
07-070 PACKER
07-080 BAG WEIGHER
07-090 BAG BREAKER
07-200 BELT CONVEYOR
07-210 BAG FLATTENER
07-220 PALLETIZER
07-230 SCREW CONVEYOR
TOTE BIN
07-250 PRESSURE BLOWER PACKAGE
07-240 EDUCTOR
07-260 FABRIC FILTER
07-270 FAN
07-280 DOUBLE FLAP AIRLOCK
FABRIC FILTER FAN
DESIGN
QA 3,500
QP 250
T 20

LEGEND

EQPMT-NO / DESCRIPTION — EQUIPMENT NUMBER WITH DESCRIPTION

A	PNEUMATIC OPERATOR	H	MANUAL OPERATOR
E	ELECTRIC OPERATOR	C	COMBUSTION ENGINE
F	HYDRAULIC OPERATOR	M	ELECTRIC MOTOR
G	GRAVITY OPERATOR	VS	VARIABLE SPEED

LINE STYLES	LINE DEFINITIONS
green solid	NEW EQUIPMENT
blue solid	NEW MATERIAL FLOW
magenta dashed	NEW FUGITIVE DUST COLLECTION
light dashed	EXISTING EQUIPMENT & FLOW
red dash-dot	FUTURE EQUIPMENT
red solid	FUTURE MATERIAL FLOW
red dashed	FUTURE FUGITIVE DUST COLL.

DEFINITIONS OF UNITS

AT	AMBIENT TEMPERATURE	°C
DP	DEW POINT	°C
F	FLUID FLOW RATE	L/min
FM	FLUID MASS FLOW RATE	kg/min
FP	FLUID PRESSURE	kPa
QA	ACTUAL GAS FLOW RATE	am^3/h
QD	GAS DENSITY	kg/m^3
QH	GAS MOISTURE (VOLUME)	%
QM	GAS MASS FLOW RATE	kg/min
QS	STANDARD GAS FLOW RATE (0°C)	sm^3/h
QP	GAS STATIC PRESSURE	mm WG
QP1	GAS STATIC PRESSURE	kPa
QV	GAS VELOCITY	m/sec
QG	NATURAL GAS VOLUME	m^3/h
LA	DUST LOADING	mg/m^3
LS	DUST LOADING	mg/sm^3
M	MATERIAL FLOW RATE (DRY)	t/h
M1	MATERIAL FLOW RATE (DRY)	kg/min
MW	MATERIAL FLOW RATE (WET)	t/h
MD	MATERIAL BULK DENSITY	kg/m^3
MH	MATERIAL MOISTURE (MASS)	%
MP	MOTOR POWER RATING	kW
Q	DRY LHV HEAT FLOW RATE	10^6 kJ/h
T	TEMPERATURE	°C
AK1	ACTIVATION KILN	
QK1	QUICKLIME KILN	

Hammerstone Project

FINISHED LIME & LIMESTONE PRODUCT PACKAGING

MAY, 2006	**Figure 19.7-11**
CE02844/0101	02844A07_1.dwg
PRR / KW/KF/KF	Phoenix Process Engineering, Inc.

Figure 19-25: Finished Lime & Limestone Product Packaging

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Table 19-33: Heat Balance – Quicklime-1

Material and Gas Input	kJ/min	Material and Gas Output	kJ/min
Dry Kiln Feed	7,184	Lime	689,639
Kiln Feed Moisture	1,559	Preheater Exit Gases	658,177
Fuel to Kiln	13,751	Dust in Kiln Exit Gas	14,043
Secondary Air to Kiln	1,039,900	Endothermic Heat: H2O	85,059
Primary Air to Kiln	7,249	Endothermic Heat: CO2	1,386,361
Hood Leak Air	276	Radiation Loss	1,074,514
Leak Air at Feed End Seal	399
Leak Air at Preheater Feed	166
Fuel Combustion	2,663,004
Lime Exothermic Heat	174,306
Total Input	3,907,794	Total Output	3,907,793

Auxiliary Quicklime Production Equipment

In addition to the demand for activated limestone and quicklime in FGD systems, Birch Mountain also anticipates a market for hydrated lime which is derived from quicklime, and the manufacturing, storage, and loading facilities will be installed on-site.

Hydrated lime will be produced for use in the treatment of water. The hydrate equipment will be designed to produce 400,000 tonnes/yr with the sale of product to commence in 2009. Hydrated lime is a dry powder produced by treating quicklime with enough water to satisfy its chemical affinity for water. Quicklime produced by the lime plants will be transferred from storage and metered into a hydrator. The hydrator mechanically mixes the quicklime and water together at a controlled rate to optimize the consistency and size distribution of the final product. Hydrators commonly utilize either screws or paddles depending upon the manufacturer, to physically agitate and mix the quicklime and water together. Hydrated lime leaving the hydrator is sent through an impact mill to ensure lumps are removed and the final product is pulverized. Once pulverized, the product is collected utilizing a cyclone and a dust collector. From these units the product is then transferred via a pneumatic pump system to a storage silo ready for distribution.

Process Plants Workforce

It is projected that, at full operation, a workforce of 55 to 70 persons, mostly working 12 hour shifts, days and nights, 8 days on and 4 days off, will be required to operate the limestone processing complex.

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19.8 Site Infrastructure

19.8.1 Fuel

The activation and quicklime kilns will be fired using a blend of coke and natural gas fuel requirements are 1 Gj per tonne of output for the activation kilns, 6.4 Gj per tonne of output from the quicklime kilns.

Coke is widely used as a fuel in quicklime manufacturing and its abundance in the oil sands region as a by-product of bitumen upgrading makes it an ideal kiln fuel. Based on its higher energy content and lower hardness, Birch Mountain plans to use utilize coke produced in delayed cokers. At full production after 2040, approximately 750 tonnes per day (274,000 tonnes per year) of delayed coke will be required. At an estimated minimum annual delayed coke production of 6 million tonnes per year in 2012, Birch Mountain's coke requirements represent less than 5% of the delayed coke produced in the region, and will likely be less because coke production is expected to increase as regional bitumen production increases.

Natural gas will be used to supplement coke as fuel for the activation, and quicklime kilns. Estimated daily requirements for natural gas rise from 39 x 103 m3/d in 2009 to 146 x 103 m3/d in 2015, reaching 164 x 103 m3/d at full production in the limestone processing complex, post-2023.

These volumes represent less that 0.25% of forecasted oil sands industry natural gas consumption, and availability of natural gas for the project is not a concern.

19.8.2 Operating Power

ATCO is in the process of constructing a 260 kV power line, which will cross the north end of the Birch Mountain Mineral Surface Lease (MSL), and be in operation in 2007. ATCO has indicated that this line can easily supply all of Hammerstone's anticipated power requirements.

A substation, complete with line protection and isolation, will be constructed at the quarry site approximately 0.8 km from the ATCO transmission line. The main substation will be west of the main access road. This substation will include the following major equipment:

  main circuit breaker;

  isolation switches;

  utility metering;

  a power transformer for reduction of voltage from 260 kV to 4.16 kV for site distribution; and

  5 kV switchgear.

Power will be fed from the substation via underground, concrete encased cables to individual 5 kV circuit breakers, each feeding switchgear, transformers, motor control centres, lighting and low power circuits for one plant. These will be installed within electrical rooms located near the

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plants, administration areas, warehouses and shops. Motors of 300 hp and larger will be operated on 4,160 V, while those smaller will operate on 600 V. Electrical power requirements for the limestone processing plants in 2009 are estimated to be typically 3,400 kW. This will increase as plants are added, with the 2018 average being 13,100 kW. Installed (connected) and average anticipated operating load estimates for 2009, 2013, and 2018 are shown in Table 19-34.

Table 19-34: Plant Installed Electrical Loads (kW)

	2009		2013		2018
Component	Installed	Average	Installed	Average	Installed	Average
Activation Plants	1,500	1,000	3,000	2,000	4,500	3,000
Quicklime Plants	3,000	1,800	6,000	3,600	12,000	9,000
Hydrating Plant	500	300	1,000	600	1,000	600
Administration, scale house, maintenance, lab
and water treatmen areas	500	300	600	400	800	500
Totals	5,500	3,400	10,600	6,600	18,300	13,100

Electrical power requirements for the quarry are estimated to be 3600 kW. The quarry will be operated with mobile crushing and conveying equipment, and power will be supplied by portable diesel powered 600 V generating equipment that moves with it. Associated with each generator there will be a 600 V motor control centre and feeding motors and a lighting transformer and distribution panel that will supply 120/240 V for lighting systems and smaller load requirements.

19.9 Capital Cost Estimate

The estimated cost to construct, install and commission the facilities described in this report is C$577 million. This estimate is categorized as pre-feasibility level with an expected accuracy of ±25%. This amount includes the direct field costs of executing four crushing plants, three activation plants, three calcining plants, two hydration plants, and the indirect costs associated with design, construction and commissioning.

The estimate is summarized in Table 19-35. The base costing is 1st quarter, 2006 Canadian dollars with no allowance for escalation beyond that time. Interest or financing costs during construction are not included.

A development capital expenditure profile is provided in Figure 19-26 to 2025. This figure highlights three phases of capital expenditure. An initial phase to 2012 requires expenditure of C$276 million to build the crushing and lime plants and purchase initial mining equipment. A second phase between 2013 and 2015 requires C$227 million to expand the lime plant if forecast reagent limestone demand is achieved. A final activation kiln is installed at a cost of C$74 million from 2020 to 2023 if required.

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Table 19-35: Summary of Capital Costs

	Construction horizon		Total
Area	Start	Finish	($ million)
Mining capital			42.9
Crushing plants			16.4
Activation plant #1	2007	2009	73.7
Activation plant #2	2013	2015	73.7
Activation plant #3	2020	2023	73.8
Lime plant #1	2007	2009	69.7
Lime plant #2	2008	2011	74.0
Lime plant #3	2012	2015	144.0
Hydration plant #1	2008	2008	4.3
Hydration plant #2	2013	2013	4.3
Total Capital Cost			576.5

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Figure 19-26: Cumulative development capital profile

The capital cost estimate is based on the following project data:

  design criteria
  flowsheets
  general arrangement drawings
  single-line electrical drawing
  equipment list
  supplemental sketches as required
  budget quotations from vendors
  regional climatic data
  in-house database
  project work breakdown structure (WBS) and code of accounts.

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According to AMEC classifications, this estimate is categorized as pre-feasibility level, with a likely accuracy of ±25%. Owner's costs and working capital are not included.

A major assumption is that all crushed material required for the project will be supplied by BMR at no cost to the project.

19.10 Operating Cost Estimate

19.10.1 Summary

The operating cost estimate is based on an Owner-operated quarry, aggregate plant, calcining, and hydration plant facilities. Costs have been calculated for the four main areas of quarrying, aggregate processing, calcining, hydration, and general and administration. Costs have been developed from data considered applicable to the Fort McMurray area. Table 19-36 shows the overall average operating cost anticipated for the Hammerstone Project over its planned 55 year life.

Table 19-36: Estimated Average Operating Cost for the Hammerstone Project

Area	Cost per Tonne Product ($)
Quarrying and rock haulage	1.88
Aggregate plant processing	1.66
Activation plant	9.48
Calcining plant processing	36.40
Hydration plant costs	15.22
General and administration	0.30

19.10.2 Quarrying

Quarry operating costs cover all activities from clearing the property to the point where material is delivered to the crushing facility and waste rock is placed in the waste rock pile.

The costs include drilling, blasting, loading, hauling, dozing and wages and salary. These costs are summarized in Table 19-37, averaged over the life of the project. Included in the table is also the cost of removing the overburden to a stockpile and the re-handling from stockpiles to the primary crushers. The unit quarrying cost in Table 19-37 is lower than the unit quarrying cost of the previous table because it is calculated on the basis of material moved. The amount of material moved also includes overburden and waste in addition to the amount of product.

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Table 19-37: Average Life-of-Quarry Operating Costs

	Activity	Percentage of
Area	($/t mined)	Mining Costs (%)
Drilling	0.19	11
Blasting	0.24	13
Loading	0.29	16
Hauling	0.64	35
Dozing	0.14	8
Primary Support	0.09	5
Ancillary	0.09	5
Staff	0.12	7
Total	1.80	100

19.10.3 Aggregate Operation

The estimate is based on quotations for other projects in the Fort McMurray area, consultations with crushing contractors and equipment suppliers, and experience working in the industry.

The aggregate operation covers the cost categories shown in Table 19-38, with all costs based on the sales tonnage on representing an average over the life-of-quarry. For the period examined, the average cost totals $1.66/t product.

Table 19-38: Aggregate Plant Life-of-Quarry Operating Costs

	Activity	Percentage of Costs
Area	($/t product)	(%)
Power	0.47	28
Maintenance	0.75	46
Load and Hauling	0.17	10
Wages and Salaries	0.21	13
Fines rehandle	0.06	3
Total	1.66	100

19.10.4 Activation and Calcining Operation

Activation and calcining process costs have been broken into components as detailed in Table 19-39 and Table 19-40. The costs include all administrative personnel, operators and mechanics, operating consumables, fuel, and maintenance parts for the activation and calcining operations.

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Table 19-39: Activation Operating Cost

	Activity	Percentage of Costs
Area	($/t product)	(%)
Operations / maintenance	3.17	33
Wages and Salaries	2.15	23
Fuel	2.56	27
Power	0.74	8
Insurance / miscellaneous	0.86	9
Total	9.48	100

Table 19-40: Calcining Operating Cost

	Activity	Percentage of Costs
Area	($/t product)	(%)
Operations / maintenance	4.60	12
Wages and Salaries	10.47	29
Fuel	12.45	34
Power	4.64	13
Insurance / miscellaneous	4.24	12
Total	36.40	100

19.10.5 Hydration Operation

Hydration costs are broken into components as detailed in Table 19-41. The costs include all administrative personnel, operators and mechanics, operating consumables, power, and maintenance parts for the hydration operations.

Table 19-41: Hydration Operating Cost

	Activity	Percentage of Costs
Area	($/t product)	(%)
Operations / maintenance	2.94	19
Wages and Salaries	9.57	63
Fuel	0.00	0
Power	0.55	4
Insurance / miscellaneous	2.15	14
Total	15.21	100

19.10.6 General and Administration

G&A costs include administrative personnel, head office support, human relations, general office supplies, safety and training supplies, taxes, travel, insurance, permits, building maintenance, environmental management, and employee transportation to and from the job-site. These costs are not directly chargeable to the quarry or plant areas. The G&A cost is C$0.30/t product.

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19.10.7 Contingency

A contingency of 15% has been applied to the G&A operating costs only.

19.10.8 Assumptions

The following assumptions have been made in regard to the operating costs:

  equipment is owned and operated by BMR
  maintenance is carried out in-house
  labour costs are in line with the surrounding operations
  job classifications across the project will incorporate a fair amount of flexibility a labour burden of 35% has been included
  a contingency of 15% has been added to the G&A costs.

19.11 Financial Analysis

19.11.1 Summary

The Hammerstone project was analyzed using a discounted cash flow approach assuming 100% equity in 1st quarter 2006 Canadian dollars. Projections for annual revenues and costs are based on data developed for the quarry, process plant, capital expenditures and operating costs. Estimated project cash flows were used to calculate base case pre-tax net present value (NPV), after-tax NPV, pre-tax internal rate of return (IRR) and after-tax IRR. Prices and costs were set at constant 2006 levels; aggregate and reagent limestone prices were taken from Norwest's report dated May 18, 2006.

The base-case analysis estimates the project's pre-tax NPV at C$1669 million on a pre-tax basis and after-tax NPV at C$1099 million using a 7.5% discount rate. These results are slightly higher than those reported in AMEC's valuation memorandum dated 25 June 2006 because a review of activation plant capacity requirements demonstrated that construction start for the second activation plant could be delayed until 2013.

Table 19-42 provides the project NPV at various risk-adjusted discount rates. These results can be interpreted in the following manner.

Undiscounted cash flow figures are based upon projections of revenues and costs for the life of the project from 2006 to 2060. Expected cumulative project revenue totals C$19,949 million over the life of the project. Expected total operating costs and reclamation costs are C$5,886 million. Total royalties paid to the Alberta government and a third party over the life of the project are expected to be C$182 million. Capital expenditure including sustaining capital is expected to total C$989 million. Provincial and federal corporate income taxes are estimated to total C$4,278 million.

Expected net cash flow before tax is the difference between revenue and the sum of operating costs, reclamation costs, royalties and capital costs and is equal to C$12,891 million. Expected

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after-tax net cash flow is equal to C$8,613 million and is equal to the difference between net cash flow before tax and the total taxes paid to the provincial and federal governments.

The cumulative cash flow numbers reported in the previous two paragraphs do not include any adjustments for the time value of money or any adjustments for risk. Project net cash flows (i.e. the amount the investor receives) are distributed over the life of the project and the actual net cash flow amount is uncertain. Investors are risk averse and prefer to receive cash flow sooner rather than later. They require compensation for delaying the receipt of cash into the future and for being exposed to investment (cash flow) uncertainty. This compensation is calculated by discounting.

This report assumes that the time value of money is equal to 2.5%. At this rate, a certain dollar of net cash flow received 20 years in the future is worth C$0.610 today (i.e. an investor receiving C$1 with certainty in 20 years is only willing to pay C$0.610 for it today). The difference between C$1 and C$0.610 is compensation for deferring the receipt of cash for 20 years. This is calculated using the discrete discounting formula (1+RFRate)-Year where Year is equal to 20 and RFRate is equal to 2.5%. The current value of a certain dollar in each project year is calculated with this formula by using the appropriate year.

The project's cumulative time-discounted net cash flow (after-tax NPV at 2.5%) is C$3,913 million. This represents the time-discounted value of the project before calculating the compensation an investor requires for exposure to uncertainty (risk). The difference between the cumulative after-tax net cash flow of C$8613 million and the cumulative time-discounted net cash flow is C$4,700 million. It is the investor's compensation for deferring the receipt of project net cash flow. The project's after-tax NPV at 2.5% represents an estimate of the amount an investor would pay today for the expected cumulative after-tax net cash flow without considering the value effects of uncertainty (i.e. there is no risk adjustment).

Investors are also risk averse so an adjustment for net cash flow uncertainty is required to determine project net present value. One method of accounting for the value effects of uncertainty is to increase the discount rate so that it incorporates a risk premium. A risk premium of 5% would increase the discount rate to 7.5%. At this rate, an uncertain dollar of net cash flow received 20 years in the future is worth C$0.235 today (i.e. an investor expecting to receive C$1 in 20 years is only willing to pay C$0.235 for it today). The difference between C$1 and C$0.235 is compensation for both deferring the receipt of cash for 20 years and for being exposed to cash flow uncertainty. This is calculated using the discrete discounting formula (1+RFRate+RiskPremium)-Year where Year is equal to 20, RFRate is equal to 2.5%, and RiskPremium is equal to 5%.

The project's after-tax NPV at 7.5% is C$1,099 million. The difference between the cumulative time-adjusted after-tax net cash flow of C$3,913 million and the project NPV at 7.5% is C$2,814 million. This difference is the investor's compensation for exposure to project uncertainty and it is known as a risk adjustment. The project's after-tax NPV at 7.5% is an estimate of the amount an investor would pay today for the expected cumulative after-tax net cash flow when the discount rate component for the time value of money is 2.5% and the discount rate component for risk is 5%.

Higher (lower) discount rates can be used to calculate project NPV if an investor believes the appropriate risk premium is greater (less) than 5%.

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The project's pre-tax IRR is estimated to be 36.2% and after-tax IRR is estimated to be 31.2%. The payback period is estimated at 5.9 years from first production. The base-case quarry life is 55 years.

Table 19-42: Variation in NPV (C$ million) with Discount Rate and IRR

	0%	2.5%	5%	7.5%	8.0%	10%	12.5%	15%
Pre-tax NPV	12891	5874	2987	1669	1500	1005	640	424
Pre-tax IRR (%)	36.3%
After-tax NPV	8613	3913	1981	1099	986	655	411	266
After-tax IRR (%)	31.2%

19.11.2 Sensitivity Analysis

Sensitivity analysis was performed by varying quarrying cost, process cost, product price and capital expenditure across a range of minus 20% to plus 20%. The cash flow model is most sensitive to changes in reagent limestone and aggregate product price, significantly less sensitive to mining costs, processing cost, and capital costs, and least sensitive to lime plant fuel cost (see Figure 19-27 and Figure 19-28).

Figure 19-27: Sensitivity of Pre-tax NPV using a 7.5% discount rate (C$ million)

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Figure 19-28: Sensitivity of After-tax NPV at 7.5% discount rate (C$ million)

19.11.3 Valuation Methodology

A discounted cash flow analysis was used to value the Hammerstone Project. This method requires projecting annual cash inflows (or revenues) and then subtracting annual cash outflows such as operating costs, corporate income taxes, and capital costs. The resulting net annual cash flows are discounted to the date of valuation at a chosen discount rate that comprises the risk-free interest rate and a risk-adjustment. The project's NPV is the sum of the discounted net annual cash flows. The date of valuation is assumed to be the start of 2006. For discounting purposes, cash flow is recognized at the end of the year.

An internal rate of return is calculated, equivalent to the rate of return at which NPV equals zero. The payback period is stated as the number of years from the production start date required to pay back the initial capital investment, excluding sunk costs, and based on the undiscounted cash flow.

Aggregate and Reagent Limestone Product Marketing

Norwest provided an independent report setting aggregate and reagent limestone product prices for the Fort McMurray region. Their analysis recognized the depletion of alternative

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sources of aggregate, the lack of large-scale local reagent limestone producers, and the truck transport cost of importing reagent limestone from producers outside the region. This analysis did not consider the possibility of using rail to import reagent limestone and the capital investment required to upgrade current rail facilities or build new rail facilities for such importation. All products are assumed to be sold at constant 2006 prices detailed in the Norwest report.

Demand for aggregate and reagent limestone was estimated by converting forecast oil sands construction activity and installed bitumen production capacity into product demand with a construction and production demand factors. CERI and Professor Graham Davis provided a model of bitumen production and oil sands construction based on current announced projects and an annual expansion increment once the announced projects are completed. Norwest provided an independent report that included aggregate demand factors for construction activity and bitumen production capacity. Norwest reviewed and accepted demand factors linking reagent limestone product use to the bitumen production capacity..

Taxation

The valuation model includes federal and provincial corporate income taxes. These tax calculations recognize possible tax loss carry-forward situations with a maximum of seven year duration, Class 41a depreciation of development capital, and Class 41 depreciation of sustaining capital. There were no instances of the tax loss carry-forward provision being required in the cash flow model with the current production and output pricing assumptions.

Royalties

Royalties on quarry production have been included in the financial analysis. The Alberta Government receives a royalty of C$0.0441/t limestone sold. There is also an additional third party royalty of C$0.158/t of limestone sold.

Bonds, Reclamation, and Salvage

Reclamation costs have been estimated at $530,000 per year. Future financial analysis should explore this matter further.

Other Assumptions

The major assumptions used in developing the cash flow model are outlined below:

  The valuation date of 1 January 2006 is based on contract operations starting immediately with no pre-production period.
  End-of-year cash flows were used for discounting purposes.
  Working capital was set at two months' operating cost less one-half month of payables.
  The financial analysis is based on 100% equity financing.
  Product pricing is based on FOB Hammerstone site; no allowance is made for product delivery charges.

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  Product losses and insurance are not included in the financial analysis.
  No allowance is made for inflation of revenues or costs.
  Ore grade is assumed to be 100%.
  All quarried material is processed, and the value is realized in the year of production.

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20.0 CONCLUSIONS AND RECOMMENDATIONS

The following conclusions may be drawn based on the, "Hammerstone Project Prefeasibility Study Report (February 2005)." and it's subsequent 2006 update:

The Hammerstone Quarry contains sufficient reserves for over 50 years of production based on the updated product demand and sales forecast.

A viable market for the aggregate and reagent limestone products exists in the local Fort McMurray area.

The Hammerstone Project can produce quality aggregate, quicklime and other reagent limestone products suitable for the oil sands industry and local infrastructure markets.

It is reasonable to expect that the limestone can be quarried, processed and sold at a profit given the processes described, the expected sales quantity, the close proximity to the market and, the estimated prices for the final saleable products.

Birch Mountain should expand it's testing program for upgrading Unit 3 quality as it relates to segregated sub-units based on shale content. A test pit or bulk sample scale program must increase the number of samples for testing and, expand the geographic area of the test locations. Positive results similar to the single test currently available will allow for the upward adjustment of measured and indicated resources for Unit 3 sub-units. A subsequent increase in sub-unit 3A reserves would be expected (following a mine scheduling review) which will lead to additional options for higher value product sales. This will also provide a wider flexibility in the product mix so BMR can react much more quickly to changing customer demands. This recommendation should be implemented before the final feasibility study is completed.

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21.0 REFERENCES

Alberta Chamber of Resources, 2004. Oil Sands Technology Roadmap, Unlocking the Potential, Alberta Chamber of Resources, January 2004, 82 p.

Alstom, 2003. Recent Alstom Power large CFB and scale up aspects including steps to supercritical. Jean-Xavier Morin, 47th International Energy Agency Workshop on Large Scale CFB, Zlotnicki, Poland, October 13, 2003, 15 p.

(Web reference: http://www.iea.org/TECH/fbc/pdf/47/morin47.pdf)

AMEC Americas Ltd, 2005. Birch Mountain Resouces Ltd. Hammerstone Projedt Pre-Feasibility Study Report. February 2005.

AMEC Americas Ltd, 2005. Hammerstone Project, Alberta. Independent Qualified Person's Review and Technical Report. March 2005.

Canadian Energy Research Institute, 2005. Cogeneration Opportunities for Canadian Oil Sands Projects - Part 2: Oil Sands Supply Outlook to 2020, 117 p

Canadian Energy Research Institute, The, 2005. Cogeneration Opportunities for Canadian Oil Sands Projects – Part 3: Cogeneration Options and Opportunities, 105 p.

Canadian Energy Research Institute, The, 2006. The Role of the Canadian Energy Research Institute in Assessing Future Activity in the Development of Alberta's Oil Sands Resources, a report prepared for Birch Mountain Resources Ltd.

Davis, Graham A., 2006. Estimating Probabilistic Alberta Oil Sands Oil Production to 2070, for use in Aggregate and Chemical-Grade Limestone Demand Modeling at AMEC Americas; a report prepared for Birch Mountain Resources Ltd. May 7, 2006.

National Energy Board, 2006. Canada's Oil Sands, Opportunities and Challenges to 2015: An Update. National Energy Board, June 2006, 71 p.

Norwest Corporation, 2006. Update on Limestone Products Market Demand and Pricing; a report prepared for Birch Mountain Resources Ltd. May 18, 2006.

Regional Issues Working Group, 2003. Athabasca Oil Sands Companies, 2002 Aggregate Survey Summary. Athabasca Regional Issues Working Group, February 2003.

Regional Issues Working Group, 2004. 2003 Aggregate Supply & Demand Survey. Athabasca Regional Issues Working Group, Annual Resource and Development Surveys, February 2003.

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APPENDIX A
List Appendices if A

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